Form 10-K, Exhibit 13
period 1994-06-30
LANCASTER COLONY CORP
filed 1994-09-23
CIK 57515

                                                                Exhibit 13

                            MANAGEMENT'S DISCUSSION
                            -----------------------

         AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SUMMARY OF CONSOLIDATED OPERATIONS

For the third consecutive year, Lancaster Colony Corporation achieved record levels of net sales and net income. During its fiscal year ended June 30, 1994, net sales totaled $721,732,000 reflecting a 14% increase over the previous year's record total of $630,627,000. Net sales totaled $555,793,000 in fiscal 1992. These increases in consolidated net sales primarily reflect the effects of significant growth in unit volumes recorded by each of the Company's three operating segments.

Consolidated gross margins, as well as the level of consolidated operating income, can be significantly affected by the relative proportion of sales contributed by each of the Company's operating segments. Generally, sales within the Specialty Foods segment provide higher gross margins but incur greater selling costs than do sales of the other operating segments. The segment sales mix and related operating income experienced over the last three years can be summarized as follows:

SEGMENT SALES MIX(1):                     1994             1993             1992
- - -----------------------------------------------------------------------------------
 Specialty Foods                           40%              40%              38%
 Automotive                                33%              32%              32%
 Glassware and Candles                     27%              28%              30%

OPERATING INCOME(2):
- - -----------------------------------------------------------------------------------
 Specialty Foods                           15%              15%              14%
 Automotive                                13%              12%              12%
 Glassware and Candles                     16%              12%               9%

(1) Expressed as a percentage of consolidated net sales
(2) Expressed as a percentage of the related segment's net sales

For fiscal 1994, the consolidated gross margin percentage of 32.2% remained essentially unchanged from that of 1993. A favorable sales mix combined with productivity improvements helped offset the effects of higher raw material costs incurred within the Specialty Foods segment. Fiscal 1993 margins increased to 32.2% from 31.5% in 1992 due to an increased proportion of specialty food sales as well as productivity improvements.

Selling, general and administrative expenses for 1994 totaled $131,428,000, which reflects a 5% increase in such costs from 1993. Compared to 1992 levels, such operating expenses increased 8% in 1993 primarily as a result of higher sales. As a percentage of net sales, operating expenses were 18.2%, 19.8% and 20.8% in 1994, 1993 and 1992, respectively. The 1994 percentage was affected by the curtailment of selected promotional activities within the Specialty Foods segment during the latter half of the fiscal year.

As affected by increased sales and improved operating efficiencies discussed above, operating income for 1994 of $100,668,000 increased 29% over the prior year total of $78,027,000. For similar reasons, operating income in 1993 increased over the 1992 level of $59,679,000 by 31%.

Interest expense during 1994 totaled $2,849,000 compared to $3,625,000 and $5,584,000 incurred in 1993 and 1992, respectively. This trend has resulted from reduced levels of borrowings during the respective periods as well as from the generally lower interest rates present in 1994 and 1993.

The Company's overall effective tax rate during 1994 increased to 39% compared to 38% in 1993. This increase reflects the August 1993 enactment of the Omnibus Budget Reconciliation Act of 1993 which increased the statutory marginal Federal income tax rate to 35% from 34%. The retroactive provisions of this legislation also increased the current year's tax provision by $343,000. During fiscal 1992, the provisions of Statement of Financial Accounting Standards No. 109 were adopted although the impact to that year's financial statements was not significant. See Note 7 to the accompanying financial statements for additional information regarding income taxes provided for each period.

SEGMENT REVIEW - SPECIALTY FOODS
Net sales of the Specialty Foods segment during 1994 totaled $289,734,000, a 15% increase over 1993 sales of $252,288,000. The latter year's sales had also increased over 1992 sales of $212,349,000 by 19%. Over the last five years, sales have grown at an average compound rate of approximately 14%. Contributing to growth within the last three years has been this segment's expanded geographic market penetration, particularly toward the West Coast. This effort has been assisted by the fiscal 1992 acquisition of a California manufacturing facility. The addition of new national foodservice accounts as well as new products have also played an important role in recent years, with the 1994 results also being impacted by the July 1993 acquisition of Romanoff caviars and related product lines.

As a percentage of net sales, operating income of $42,542,000 for 1994 was 15% which was comparable to the same percentage in 1993 and 14% in 1992. The increase in operating income over the last three years has been driven primarily through increases in sales volumes. However, in fiscal 1994, the effects of increased raw material costs incurred within this segment were minimized by the reduction of certain promotional activities as well as by the implementation of selected price increases.

SEGMENT REVIEW - AUTOMOTIVE
The Automotive segment's sales increased 16% in fiscal 1994 to $235,287,000 compared to 1993 sales of $203,079,000. The latter year's sales had increased 15% from 1992 sales of $176,762,000. Sales growth of the Company's automotive products during these periods was influenced by a pattern of increasing domestic sales of new automobiles and light trucks. The Automotive segment's sales to original equipment manufacturers over the last three years have increased as a percentage of total segment sales from 38% in fiscal 1992 to 44% in 1993 and 45% in 1994. Additionally, growth in the sales of domestic new light trucks and vans have out-paced the increase in automotive sales causing the Company's aftermarket lines of truck and van accessories to also experience strong growth.

The increased sales volumes, combined with the implementation of productivity improvements, have provided manufacturing efficiencies which permitted this segment's operating income to increase from 12% of net sales in 1992 and 1993 to 13% in 1994. Operating margins within the Automotive segment are expected to remain constrained by the restrictive pricing programs present throughout much of the original equipment markets. Accordingly, continued enhancements of manufacturing processes will be important in assuring satisfactory levels of future operating margins.

SEGMENT REVIEW -
GLASSWARE AND CANDLES
Increased sales of candles have led the sales growth of this segment during each of the last two years. Net sales in 1994 totaled $196,711,000, a 12% increase over the 1993 total of $175,260,000. Sales of new candle products, particularly wax-filled glass items marketed under the brand name Candle-lite, have significantly contributed to this growth. Also affecting this segment's sales during 1994 was a recovery in the sales of industrial glassware products which had experienced a decline in 1993 due to unfavorable economic conditions faced by customers in this market.

Operating income of the Glassware and Candles segment during 1994 increased to 16% of net sales compared to 12% during 1993 and 9% in 1992. Factors contributing to this improved operating margin include the presence of a more favorable sales mix, volume-driven efficiencies and the installation of new machinery utilized to improve manufacturing processes. With respect to the new line of wax-filled glass products, synergies are also being attained through the production of glass components used within this product line.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities during 1994 totaled $61,092,000 compared to $61,733,000 in 1993. These amounts were affected by an increase in net working capital of $37,798,000 in 1994 compared to 1993 and an increase of $29,641,000 in 1993 compared to 1992. The 1994 working capital increase reflects a volume-driven increase in accounts receivable as well as a growth in inventories reflecting higher sales and a planned build of certain seasonal inventories within the Glassware and Candles segment.

The Company has established a considerable degree of financial flexibility over the last five years through its reduction of debt and its profit-driven growth in equity. Including short- and long-term debt within total capitalization, the Company's debt to capital percentage was 13% at June 30, 1994 compared to 16% at June 30, 1993. For perspective, this percentage was 40% at June 30, 1989. Management believes that liquidity for internal expansion and dividend requirements during fiscal 1995 will be sufficiently provided by cash flows from operating activities. The Company also continues to maintain discretionary bank lines of credit in excess of $150,000,000 to provide additional access to liquidity if required.

Significant uses of cash during 1994 included expenditures for property additions totaling $23,532,000 compared to $18,921,000 in 1993 and $17,040,000 in 1992. The Company also expended approximately $5,438,000 in July 1993 to acquire the operating assets of a specialty foods operation specializing in the distribution of caviar and related products. Other significant 1994 expenditures included $7,718,000 for the purchase of treasury stock. During fiscal 1995, management will continue to consider opportunities for additional business acquisitions and review the benefits of further treasury stock purchases.

Weighted average shares outstanding during each of the last three years were impacted by the declaration of stock splits including a three-for-two stock split paid in 1992, a four-for-three stock split paid in 1993 and a four-for-three stock split declared in fiscal 1994 and paid in July 1994. Shares issued were affected in 1992 by the retirement of all the treasury shares then-outstanding. Also during 1992, common stock was converted to stock with no par value to coincide with the Company's reorganization as an Ohio corporation. This resulted in the elimination of additional capital as a separate balance sheet caption.

Not unlike other companies with a significant manufacturing base, the Company continues to incur certain costs and provide for necessary capital expenditures needed to comply with various environmental laws and regulations. It is clear that the trend in recent years has been for these requirements to become increasingly more complex and stringent. The extent to which these compliance costs may be ongoing is difficult to measure but is not believed to be material to financial operations. From time to time, the Company also communicates with regulatory authorities regarding various environmental matters and is currently named as a "potentially responsible party" in a legal action brought under the Comprehensive Environmental Response, Compensation and Liability Act relating to a landfill site in Ohio. The Company believes that the resolution of this matter should occur in fiscal 1995 and will not materially affect its results of operations or financial condition.


IMPACT OF INFLATION
The margins of the Specialty Foods segment were affected during 1994 by increased average market prices for soybean oil, a primary ingredient in several product lines of this segment. It is anticipated that the implementation of selected price adjustments should minimize the impact of these higher costs which still persist. With the exception of soybean oil, the last three years have otherwise remained a period of relatively stable costs and inflation is therefore not believed to have had a significant impact on gross margins or operating expenses.

As mentioned above, the Company attempts to adjust its selling prices to offset the effects of increased raw material costs whenever possible. However, these adjustments have historically been difficult to implement on a timely basis relative to the increase in costs incurred by the Company. The Company's presence in diverse operations tends to minimize the inflationary risks associated with reliance on a limited number and type of purchased materials. Furthermore, the continuous implementation of productivity improvements in manufacturing and distribution operations have lead to reduced unit costs of production over time.

                          FIVE YEAR FINANCIAL SUMMARY
                          ---------------------------
                 Lancaster Colony Corporation and Subsidiaries


Thousands Except Per Share Figures)                     1994             1993             1992              1991            1990
- - ----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                            $721,732         $630,627         $555,793         $500,475         $504,945
Gross Margin                                         $232,096         $203,106         $175,226         $150,373         $141,395
  Percent of sales                                       32.2%            32.2%            31.5%            30.0%            28.0%
Interest Expense                                     $  2,849         $  3,625         $  5,584         $  8,735         $  9,392
  Percent of sales                                        0.4%             0.6%             1.0%             1.7%             1.9%
Income Before Income Taxes                           $ 98,093         $ 74,319         $ 53,852         $ 33,817(1)      $ 27,637(3)
  Percent of sales                                       13.6%            11.8%             9.7%             6.8%             5.5%
Taxes Based on Income                                $ 38,233         $ 28,094         $ 21,481         $ 12,623         $ 11,587
Net Income                                           $ 59,860         $ 46,225         $ 32,371         $ 20,184(2)      $ 16,050
  Percent of sales                                        8.3%             7.3%             5.8%             4.0%             3.2%
Per Common Share:(4)
  Net income                                         $   1.97         $   1.52         $   1.06         $    .65(2)      $    .51
  Cash dividends                                     $    .44         $    .37         $    .32         $    .30         $    .29
- - ----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                                         $355,445         $302,050         $289,951         $286,989         $308,506
Working Capital                                      $164,446         $126,648         $ 97,007         $ 93,570         $ 75,937
Property, Plant and Equipment--Net                   $101,570         $ 98,597         $ 99,457         $ 98,139         $101,423
Long-Term Debt                                       $ 32,933         $ 34,586         $ 39,984         $ 57,176         $ 60,191
Property Additions                                   $ 23,532         $ 18,921         $ 17,040         $ 13,517         $ 18,223
Provision for Depreciation                           $ 20,145         $ 19,486         $ 18,821         $ 17,458         $ 17,219
Shareholders' Equity                                 $236,847         $192,010         $159,416         $139,385         $128,915
  Per Common Share(4)                                $   7.83         $   6.34         $   5.25         $   4.55         $   4.17
Weighted Average
  Common Shares Outstanding(4)                         30,317           30,483           30,502           30,825           31,561
- - ----------------------------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End                         23.9             18.9             15.5             11.9             15.8
Current Ratio                                             3.2              3.1              2.3              2.3              1.7
Long-Term Debt as
  a Percent of Shareholders' Equity                      13.9%            18.0%            25.1%            41.0%            46.7%
Dividends Paid as a Percent
  of Net Income                                          22.3%            24.5%            30.5%            45.2%            55.1%
Return on Average Equity                                 27.9%            26.3%            21.7%            15.0%            12.0%
- - ----------------------------------------------------------------------------------------------------------------------------------

1 Net of a pretax charge of $3,000 for a write-down related to property held for sale.
2 The year's income, before a charge for the cumulative effect of accounting changes of $1,010 or $.04 per share, totaled $21,194 or $.69 per share.
3 Includes pretax litigation charge of $6,750.
4 Adjusted for 4-for-3 stock splits paid July 1994 and April 1993 and the 3-for-2 stock split paid April 1992.


                               BUSINESS SEGMENTS
                               -----------------
                    FOR THE YEARS ENDED 1994, 1993 AND 1992
The business segments of the Company are defined as Specialty Foods, Automotive and Glassware and Candles.

SPECIALTY FOODS--includes production and marketing of a family of pourable and refrigerated produce salad dressings, sauces, refrigerated produce vegetable dips, chip dips, dairy snacks and desserts, dry and frozen egg noodles, caviar, frozen ready-to-bake pies and frozen hearth-baked breads.

AUTOMOTIVE--includes production and marketing of rubber, vinyl and carpet-on-rubber car mats both for original equipment manufacturers and importers and for the auto aftermarket; truck and trailer splash guards; pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories and components.

GLASSWARE AND CANDLES--includes the production and marketing of table and giftware consisting of domestic glassware, both machine pressed and machine blown, imported glassware and candles in all popular sizes, shapes and scents; industrial glass and lighting components; distribution of a variety of the Company's products to commercial markets; and glass floral containers.

Operating income represents net sales less operating expenses related to the business segments. Expenses of a general corporate nature, including interest expense and income taxes, have not been allocated to business segments. Identifiable assets for each segment include those assets used in its operations and intangible assets allocated to purchased businesses. Corporate assets consist principally of cash, cash equivalents and deferred income taxes.

The 1992 capital expenditures of the Specialty Foods Group included property from the purchase of a California manufacturing operation totaling $4,268,000. Specialty Foods expenditures would have been $2,741,000 and total capital expenditures would have been $17,040,000 without this purchase.

Foreign operations and export sales are not significant, and no single customer accounts for 10% or more of consolidated net sales.

The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 1994, 1993 and 1992:

(Dollars in Thousands)                  1994             1993             1992
- - --------------------------------------------------------------------------------
NET SALES
  Specialty Foods                     $289,734         $252,288         $212,349
  Automotive                           235,287          203,079          176,762
  Glassware and Candles                196,711          175,260          166,682
- - --------------------------------------------------------------------------------
    Total                             $721,732         $630,627         $555,793
================================================================================
OPERATING INCOME
  Specialty Foods                    $  42,542        $  38,282        $  30,420
  Automotive                            31,305           24,280           20,750
  Glassware and Candles                 31,353           20,546           14,869
- - --------------------------------------------------------------------------------
    Total                              105,200           83,108           66,039
  Corporate expenses                    (7,107)          (8,789)         (12,187)
- - --------------------------------------------------------------------------------
    Income Before Income Taxes       $  98,093        $  74,319        $  53,852
================================================================================
IDENTIFIABLE ASSETS
  Specialty Foods                    $  71,274        $  59,933        $  57,446
  Automotive                           108,597           99,984          100,722
  Glassware and Candles                136,789          118,498          117,870
  Corporate                             38,785           23,635           13,913
- - --------------------------------------------------------------------------------
    Total                             $355,445         $302,050         $289,951
================================================================================
CAPITAL EXPENDITURES
  Specialty Foods                    $   4,516        $   3,414        $   7,009
  Automotive                             7,419            6,857            4,982
  Glassware and Candles                 11,565            8,592            9,247
  Corporate                                 32               58               70
- - --------------------------------------------------------------------------------
    Total                            $  23,532        $  18,921        $  21,308
================================================================================
DEPRECIATION AND AMORTIZATION
  Specialty Foods                    $   3,512        $   3,199        $   2,896
  Automotive                             8,778            8,633            8,965
  Glassware and Candles                 10,027            9,913            9,214
  Corporate                                 86               82              140
- - --------------------------------------------------------------------------------
    Total                            $  22,403        $  21,827        $  21,215
================================================================================

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                 ---------------------------------

                                         FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992
                                           LANCASTER COLONY CORPORATION AND SUBSIDIARIES

                                                                                            Years Ended June 30
                                                                          1994                     1993                   1992
- - ---------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                           $  721,732,000          $ 630,627,000          $ 555,793,000
COST OF SALES                                                          489,636,000            427,521,000            380,567,000
- - ---------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                           232,096,000            203,106,000            175,226,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                           131,428,000            125,079,000            115,547,000
- - ---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       100,668,000             78,027,000             59,679,000
OTHER INCOME (EXPENSE):
  Interest expense                                                      (2,849,000)            (3,625,000)            (5,584,000)
  Interest income and other--net                                           274,000                (83,000)              (243,000)
- - ---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                              98,093,000             74,319,000             53,852,000
TAXES BASED ON INCOME                                                   38,233,000             28,094,000             21,481,000
- - ---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $   59,860,000          $  46,225,000          $  32,371,000
=================================================================================================================================
NET INCOME PER COMMON SHARE                                                  $1.97                  $1.52                  $1.06
=================================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                              30,317,445             30,483,467             30,501,695
=================================================================================================================================

See Notes to Consolidated Financial Statements



                                                    CONSOLIDATED BALANCE SHEETS
                                                    ---------------------------

                                                      JUNE 30, 1994 AND 1993
                                           LANCASTER COLONY CORPORATION AND SUBSIDIARIES

                                                                                                         June 30
ASSETS                                                                                     1994                            1993
- - ----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                             $    30,423,000                 $   16,502,000
  Receivables (less allowance for doubtful accounts,
     1994--$2,339,000; 1993--$2,870,000)                                                80,737,000                     67,974,000
  Inventories:
    Raw materials and supplies                                                          27,614,000                     22,331,000
    Finished goods and work in process                                                  90,034,000                     72,900,000
- - ----------------------------------------------------------------------------------------------------------------------------------
      Total inventories                                                                117,648,000                     95,231,000
  Prepaid expenses and other current assets                                              8,995,000                      8,483,000
- - ----------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                          237,803,000                    188,190,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                                                      69,723,000                     67,760,000
  Machinery and equipment                                                              194,974,000                    182,041,000
- - ----------------------------------------------------------------------------------------------------------------------------------
      Total cost                                                                       264,697,000                    249,801,000
  Less accumulated depreciation                                                        163,127,000                    151,204,000
- - ----------------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment--net                                            101,570,000                     98,597,000
OTHER ASSETS                                                                            16,072,000                     15,263,000
- - ----------------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                                   $   355,445,000                 $  302,050,000
==================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
- - ----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                                $     1,301,000                 $    1,797,000
  Accounts payable                                                                      31,054,000                     26,334,000
  Accrued liabilities                                                                   41,902,000                     33,411,000
- - ----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                      74,257,000                     61,542,000
LONG-TERM DEBT--Less current portion                                                    32,933,000                     34,586,000
OTHER NONCURRENT LIABILITIES                                                             8,093,000                      8,852,000
DEFERRED INCOME TAXES                                                                    3,315,000                      5,060,000
SHAREHOLDERS' EQUITY:
  Preferred stock--authorized 2,650,000 shares;
    Outstanding--none
  Common stock--authorized 35,000,000 shares;                                           25,437,000                     20,572,000
    Shares outstanding, 1994 - 22,674,020; 1993 - 22,716,680
  Retained earnings                                                                    226,412,000                    179,835,000
  Foreign currency translation adjustment                                                  440,000                        605,000
- - ----------------------------------------------------------------------------------------------------------------------------------
      Total                                                                            252,289,000                    201,012,000
  Less:
    Common stock in treasury, at cost                                                   11,606,000                      3,888,000
    Amount due from ESOP                                                                 3,836,000                      5,114,000
- - ----------------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                    236,847,000                    192,010,000
- - ----------------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                                   $   355,445,000                 $  302,050,000
==================================================================================================================================

See Notes to Consolidated Financial Statements



                                                                                                                              11

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992
                 LANCASTER COLONY CORPORATION AND SUBSIDIARIES

                                                                                             Years Ended June 30
                                                                                1994                1993               1992
- - --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $59,860,000         $46,225,000          $32,371,000
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                                            22,403,000          21,827,000           21,215,000
    Provision for losses on accounts receivable                               1,029,000           2,096,000            2,198,000
    Deferred income taxes and other noncash charges                            (437,000)            364,000           (1,978,000)
    Loss on sale of property                                                    254,000              83,000               35,000
    Changes in operating assets and liabilities:
      Receivables                                                           (13,792,000)         (5,253,000)          (4,251,000)
      Inventories                                                           (20,752,000)         (2,542,000)           3,466,000
      Prepaid expenses and other current assets                                 216,000          (1,232,000)             375,000
      Accounts payable and accrued liabilities                               12,311,000             165,000           13,869,000
- - --------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                            61,092,000          61,733,000           67,300,000
- - --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                                            (23,532,000)        (18,921,000)         (17,040,000)
  Acquisitions net of cash acquired                                          (5,438,000)                              (5,142,000)
  Proceeds from sale of property                                                412,000              41,000              555,000
  Other--net                                                                 (1,506,000)         (1,022,000)            (311,000)
- - --------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                               (30,064,000)        (19,902,000)         (21,938,000)
- - --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends                                                      (13,378,000)        (11,336,000)          (9,864,000)
  Purchase of treasury stock                                                 (7,718,000)         (3,888,000)          (6,983,000)
  Payments on long-term debt                                                 (2,149,000)         (6,689,000)         (21,206,000)
  Reduction of ESOP debt                                                      1,278,000           1,279,000            1,278,000
  Common stock issued upon exercise of
    stock options including related tax benefits                              4,865,000             501,000            3,393,000
  Reduction of short-term bank loans                                                            (12,500,000)         (13,020,000)
  Proceeds of long-term debt                                                                                           3,250,000
- - --------------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                               (17,102,000)        (32,633,000)         (43,152,000)
- - --------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          (5,000)           (114,000)            (108,000)
- - --------------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                           13,921,000           9,084,000            2,102,000
Cash and equivalents at beginning of year                                    16,502,000           7,418,000            5,316,000
- - --------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                         $30,423,000         $16,502,000         $  7,418,000
================================================================================================================================
See Notes to Consolidated Financial Statements



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                -----------------------------------------------
                FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992
                 LANCASTER COLONY CORPORATION AND SUBSIDIARIES
                                               Outstanding          Common          Additional          Retained
                                                  Shares             Stock           Capital            Earnings
- - ----------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1991                          11,484,342        $14,916,000     $51,305,000    $   122,263,000
YEAR ENDED JUNE 30, 1992 :
  Net income                                                                                          32,371,000
  Cash dividends--common stock
    ($.3250 per share)                                                                                (9,864,000)
  Purchase of treasury shares                     (241,594)
  Shares issued upon exercise of stock
    options including related tax benefits         150,364             10,000       1,438,000
  Retire treasury stock                                                           (47,598,000)
  Changes in common stock
    from $1 par value to no par value                               5,145,000      (5,145,000)
  Shares issued in connection with
    three-for-two stock split                    5,695,824
  Cash paid in lieu of fractional
    shares in connection with
    three-for-two stock split                                                                            (11,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                                           102,000
  Reduction of ESOP debt
  Translation adjustment
- - ----------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992                          17,088,936         20,071,000               0        144,861,000
- - ----------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1993 :
  Net income                                                                                          46,225,000
  Cash dividends--common stock
    ($.3725 per share)                                                                               (11,336,000)
  Purchase of treasury shares                     (114,000)
  Shares issued upon exercise of stock
    options including related tax benefits          37,037            501,000
  Shares issued in connection with
    four-for-three stock split                   5,704,707
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split                                                                           (12,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                                            97,000
  Reduction of ESOP debt
  Translation adjustment
- - ----------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                          22,716,680         20,572,000               0        179,835,000
- - ----------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1994 :
  Net income                                                                                          59,860,000
  Cash dividends--common stock
    ($.4425 per share)                                                                               (13,378,000)
  Purchase of treasury shares                     (189,000)
  Shares issued upon exercise of stock
    options including related tax benefits         146,340          4,865,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                                            95,000
  Reduction of ESOP debt
  Translation adjustment
- - ----------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                          22,674,020        $25,437,000     $          0   $   226,412,000
================================================================================================================

                                                Foreign
                                                Currency                            Amount
                                               Translation          Treasury       due from
                                                Adjustment            Stock          ESOP
- - --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1991                         $1,132,000        $42,560,000      $7,671,000
YEAR ENDED JUNE 30, 1992 :
  Net income
  Cash dividends--common stock
    ($.3250 per share)
  Purchase of treasury shares                                      6,983,000
  Shares issued upon exercise of stock
    options including related tax benefits                        (1,945,000)
  Retire treasury stock                                          (47,598,000)
  Changes in common stock
    from $1 par value to no par value
  Shares issued in connection with
    three-for-two stock split
  Cash paid in lieu of fractional
    shares in connection with
    three-for-two stock split
  Tax benefit of cash dividends paid
    on ESOP unallocated shares
  Reduction of ESOP debt                                                          (1,278,000)
  Translation adjustment                         (255,000)
- - --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992                            877,000                  0       6,393,000
- - --------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1993 :
  Net income
  Cash dividends--common stock
    ($.3725 per share)
  Purchase of treasury shares                                      3,888,000
  Shares issued upon exercise of stock
    options including related tax benefits
  Shares issued in connection with
    four-for-three stock split
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split
  Tax benefit of cash dividends paid
    on ESOP unallocated shares
  Reduction of ESOP debt                                                          (1,279,000)
  Translation adjustment                        (272,000)
- - --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                           605,000           3,888,000       5,114,000
- - --------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1994 :
  Net income
  Cash dividends--common stock
    ($.4425 per share)
  Purchase of treasury shares                                      7,718,000
  Shares issued upon exercise of stock
    options including related tax benefits
  Tax benefit of cash dividends paid
    on ESOP unallocated shares
  Reduction of ESOP debt                                                          (1,278,000)
  Translation adjustment                        (165,000)
- - --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                          $440,000         $11,606,000      $3,836,000
============================================================================================

See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                 LANCASTER COLONY CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES       PRINCIPLES OF CONSOLIDATION
                             The accompanying consolidated financial statements include the accounts of Lancaster Colony
                             Corporation and its wholly-owned subsidiaries, collectively referred to as the "Company". All significant intercompany transactions have been eliminated.

                             CASH EQUIVALENTS
                             The Company considers all highly liquid
                             investments purchased with maturities of three months or less to be cash equivalents.

                             INVENTORIES
                             Inventories are valued at the lower of cost or market. Inventories which comprise approximately 25% and 22% of total inventories at June 30, 1994 and 1993, respectively, are costed on a last-in, first-out (LIFO) basis. Inventories which are costed by various other methods approximate actual cost on a first-in, first-out (FIFO) basis.

                             PROPERTY, PLANT AND EQUIPMENT
                             The Company uses the straight-line method of computing depreciation for financial reporting purposes based on the estimated useful lives of the corresponding assets. For tax purposes, the Company generally computes depreciation using accelerated methods.

                             OTHER ASSETS
                             Included in other assets at June 30, 1994 is the cost in excess of net assets of purchased subsidiaries. Of this cost, $10,228,000 (net of accumulated amortization of $3,338,000) relates to companies acquired after October 31, 1970, and is being amortized over fifteen to forty years. Excess cost of $2,243,000 relates to a company acquired prior to November 1, 1970, and is not being amortized because, in the opinion of management, there has been no diminution in value.

                             The remaining other assets consist of deferred costs which are amortized over their estimated useful lives; costs of patents acquired which are amortized over their estimated remaining economic lives; and other miscellaneous assets. Management periodically evaluates the future economic benefit of its long-lived intangible assets and appropriately adjusts those assets which are determined to have been impaired.

                             REVENUE RECOGNITION
                             Net sales and related cost of sales are recognized upon shipment of products. Net sales are recorded net of estimated sales discounts and returns.

                             PER SHARE INFORMATION
                             Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each period.

                             On July 20, 1994 and April 15, 1993, a
                             four-for-three stock split was effected whereby one additional common share was issued for each three shares outstanding to shareholders of record on June 20, 1994 and March 15, 1993, respectively. Additionally, on April 30, 1992, a three-for-two stock split was effected whereby one additional common share was issued for each two shares outstanding to shareholders of record on April 2, 1992. Accordingly, net income per common share and all other per share information appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for these splits where appropriate.

                             CREDIT RISK
                             Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its cash equivalents with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentration of credit risk with respect to trade accounts receivable is not material, as the Company has a large diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable.

                             BUSINESS SEGMENTS
                             The business segments information for 1994, 1993 and 1992 included in this Annual Report is an integral part of these financial statements.

2. ACQUISITIONS               In July 1993, the Company acquired substantially
                              all of the net operating assets and customer base of a specialty foods marketer of caviar and other specialty food products for cash of approximately
                              $5,438,000. In November 1991, the Company acquired substantially all of the assets of a California salad dressing operation for cash of approximately $5,100,000. Both aquisitions were accounted for under the purchase method of accounting. The results of operations of these entities have been included in the consolidated financial statements from the date of acquisition and are immaterial in relation to the consolidated totals.

3. INVENTORIES                If the FIFO method (which approximates current
                              cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $12,553,000 and $13,147,000 higher than reported at June 30, 1994 and 1993, respectively.

                              It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to 10% or less of the combined total of finished goods and work in process inventories at June 30, 1994 and 1993.

4. SHORT-TERM BANK LOANS      Short-term bank loans (generally for terms not
                              exceeding ninety days) represent unsecured borrowings under various credit arrangements. The
                              Company had unused lines of credit for short-term borrowings from various banks at June 30, 1994, 1993 and 1992 of $169,000,000, $179,000,000 and
                              $156,500,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review.

                              The weighted average interest rate on short-term bank borrowings at June 30, 1992 was 4.1%. The maximum aggregate short-term borrowings outstanding at any month end during the years ending June 30, 1994, 1993 and 1992 were $10,500,000, $21,000,000 and $32,500,000, respectively. The average amounts of short-term borrowings outstanding during the respective years were $1,332,000, $7,590,000 and $25,718,000 and the related weighted average interest rates (computed based on days outstanding) were 3.2%, 3.4% and 5.3%.

5. ACCRUED LIABILITIES        Accrued liabilities at June 30, 1994 and 1993 are
                              composed of:

                                                                                                   1994                  1993
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (Dollars in Thousands)
Income and other taxes                                                                           $  8,010              $  6,899
Accrued compensation and employee benefits                                                         17,879                13,926
Accrued marketing and distribution                                                                  6,399                 5,563
Other                                                                                               9,614                 7,023
- - -----------------------------------------------------------------------------------------------------------------------------------
Total accrued liabilities                                                                        $ 41,902              $ 33,411
===================================================================================================================================

6. LONG-TERM DEBT             Long-term debt (including current portion) at
                              June 30, 1994 and 1993 consists of:

                                                                                                   1994                  1993
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (Dollars in Thousands)
Notes payable::
 8.9%, due in February 2000                                                                      $  25,000             $ 25,000
 Other (2% to 5%, due in installments to 1996)                                                         119                  175
Obligations with various industrial development
 authorities -- collateralized by real
 estate and equipment:
  7%, due in installments to 2003                                                                    1,640                1,942
  Floating rate due in installments to to 2005                                                       6,623                7,571
Mortgages payable -- collateralized by real estate
 (8.5%, due in installments to 1996)                                                                    11                   31
Capital lease obligations (10.0% to 15.6%,
 due in installments to 1998)                                                                          841                1,664
- - -----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                               34,234               36,383
Less current portion                                                                                 1,301                1,797
- - -----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                   $  32,933             $ 34,586
===================================================================================================================================


                 The net book value of property subject to lien at June
                 30, 1994 was approximately $4,327,000. The Company has entered into various capital lease agreements in connection with equipment used in its operations. Such equipment at June 30, 1994 and 1993 had a capitalized cost of approximately $2,028,000 and $2,942,000 and related net book value of $507,000 and $1,131,000, respectively.

                 No material debt was assumed for the purchase of property additions in 1994, 1993 and 1992. Cash payments for interest were $2,868,000, $3,664,000 and $6,263,000 for 1994,
                 1993 and 1992, respectively.

                 Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1994, the Company exceeded this net worth requirement by approximately $93,704,000.

                 Long-term debt, including capital leases, matures as follows:

                 ----------------------------------------------------------
                                                    (Dollars in Thousands)
                 Year ending June 30:
                  1995                                              $ 1,301
                  1996                                                1,047
                  1997                                                  632
                  1998                                                  570
                  1999                                                  650
                  After 1999                                         30,034
                 ----------------------------------------------------------
                 Total                                              $34,234
                 ==========================================================

                 Based on the borrowing rates currently available for long-term debt with similar terms and average maturities, the fair value of total long-term debt is approximately $35,100,000.


7. INCOME TAXES   The Company and its domestic subsidiaries file
                  consolidated Federal income tax returns. Taxes
                  based on income have been provided as follows:
                                                1994            1993            1992
                  ---------------------------------------------------------------------
                                                          (Dollars in Thousands)
                  Currently payable:
                   Federal                      $35,441         $26,563        $21,029
                   State and local                5,265           4,202          3,587
                  ---------------------------------------------------------------------
                  Total current provision        40,706          30,765         24,616
                  Deferred Federal, state and
                     local provision (credit)    (2,473)         (2,671)        (3,135)
                  ---------------------------------------------------------------------
                  Total taxes based on income   $38,233         $28,094        $21,481
                  =====================================================================

                  Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $455,000, $102,000 and $480,000 for 1994, 1993 and 1992,
                  respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                  1994       1993      1992
                  ----------------------------------------------------------
                  Statutory rate                  35.0%      34.0%     34.0%
                  State and local income taxes     3.3        3.7       4.2
                  Change in Federal tax rate        .3
                  Other                             .4         .1       1.7
                  ----------------------------------------------------------
                   Effective rate                 39.0%      37.8%     39.9%
                  ==========================================================


















                  Deferred income taxes recorded in the consolidated balance sheets at June 30, 1994 and 1993 consist of the following:
                                                            1994             1993
                 ------------------------------------------------------------------
                                                            (Dollars in Thousands)

                  Deferred tax assets (liabilities):
                   Employee medical and other benefits     $ 4,482           $4,110
                   Inventories                               3,105            2,505
                   Other accrued liabilities                 2,693            2,033
                   Receivable valuation allowances             930            1,088
                 ------------------------------------------------------------------
                  Total deferred tax assets                 11,210            9,736
                 ------------------------------------------------------------------
                   Property                                 (6,789)          (7,412)
                   Other                                      (306)            (682)
                 ------------------------------------------------------------------
                  Total deferred tax liabilities            (7,095)          (8,094)
                 ------------------------------------------------------------------
                  Net deferred tax asset (liability)       $ 4,115           $1,642
                 ==================================================================

                  Cash payments for income taxes were $39,354,000, $33,106,000 and $19,596,000 for 1994, 1993 and
                  1992, respectively.

8. SHAREHOLDERS' EQUITY       As approved by the Company's shareholders in
                              November 1991, the Company was reincorporated in Ohio on January 2, 1992 through a merger with a newly formed Ohio subsidiary. Each of the Company's common stock then-outstanding was thereby changed from having $1.00 par value to no par value resulting in the elimination of additional capital as a separate balance sheet amount. Also pursuant to this reorganization, the Company is authorized to issue 2,650,000 shares of preferred stock consisting of 350,000 shares of Class A Participating Preferred Stock with
                              $1.00 par value, 1,150,000 shares of Class B
                              Voting Preferred Stock without par value and 1,150,000 shares of Class C Nonvoting Preferred
                              Stock without par value.

                              In April 1990, the Company's Board of Directors adopted a Rights Agreement, the terms of which were unaffected by the January 1992 reorganization. This Agreement provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Class A Participating Preferred Stock. The rights may be exercised on or after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 15 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 30 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $70 per right common stock of the Company having a market value of $140. The person or groups effecting such 15 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire April 2000 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

9. STOCK OPTIONS              Under terms of an incentive stock option plan as
                              amended and approved by the shareholders, the Company reserved 3,625,000 common shares for issuance to qualified key employees. Shares available for future grants at June 30, 1994 total 990,747 shares. All options granted are exercisable at prices not less than fair market value as of the date of grant.

                              The following summarizes stock option activity
                              for each of the three years ended June 30, 1994,
                              as restated to reflect the stock split in July
                              1994:
                                                                  Number of         Option Price
                              Options                              Shares       Per Share      Total
                              -------------------------------------------------------------------------
                              Outstanding--June 30, 1991           570,533     $7.04-$8.77   $4,346,000
                               Exercised                          (400,305)    $7.04-$7.97   (3,012,000)
                               Forfeited                            (1,333)       $7.50         (10,000)
                              -------------------------------------------------------------------------
                              Outstanding--June 30, 1992           168,895     $7.50-$8.77    1,324,000
                               Granted                             309,793    $25.59-$28.15   7,937,000
                               Exercised                           (59,817)    $7.50-$25.59    (494,000)
                              -------------------------------------------------------------------------
                              Outstanding--June 30, 1993           418,871     $7.50-$28.15   8,767,000
                               Exercised                          (195,119)    $7.50-$25.59  (4,505,000)
                               Forfeited                              (729)       $25.59        (19,000)
                              -------------------------------------------------------------------------
                              Outstanding--June 30, 1994           223,023     $7.50-$28.15  $4,243,000
                              =========================================================================


                              Of the 223,023 stock options outstanding at June 30, 1994, 110,448 expire in January 1995, 64,575 expire in January 1996 and 48,000 expire in January 2002.

10. PENSION AND OTHER        PENSION PLANS:
POSTRETIREMENT BENEFITS      The Company and certain of its operating
                             subsidiaries sponsor five noncontributory defined benefit plans which cover the union workers at such locations. Additionally, the Company and certain of its operating subsidiaries participate in two multiemployer defined benefit plans covering the union workers at such locations.
                             Benefits under these plans are primarily based on negotiated rates and years of service. The Company contributes to these pension funds at least the minimum amount required by regulation or contract.

                             Net pension cost relating to these plans for each of the years in the period ended June 1994 is summarized as follows:

                                                                                           1994           1993              1992
                              --------------------------------------------------------------------------------------------------
                                                                                                (Dollars in Thousands)
                              Company sponsored plans --
                               Service cost -- benefits earned during the period       $    556        $   449           $   404
                               Interest cost on projected benefit obligations             1,442          1,347             1,273
                               Actual return on pension plan assets                        (460)        (4,272)           (3,024)
                               Net amortization and deferrals                            (1,438)         2,688             1,654
                              --------------------------------------------------------------------------------------------------
                                Net pension cost for Company plans                          100            212               307
                              Multiemployer plans                                           487            371               526
                              --------------------------------------------------------------------------------------------------
                                Net pension cost                                       $    587        $   583           $   833
                              ==================================================================================================




                             The following table summarizes the funded status of
                             the Company's plans at June 30, 1994 and 1993:
                                                                                            1994                 1993
                              ---------------------------------------------------------------------------------------
                                                                                             (Dollars in Thousands)
                              Actuarial present value
                                of benefit obligation:
                                Vested benefits                                           $20,109              $20,676
                              ========================================================================================
                                Accumulated benefit obligation                            $20,240              $20,795
                              ========================================================================================
                              Projected benefit obligation                                $20,240              $20,795
                              Plan assets at fair value                                    22,014               22,387
                              ----------------------------------------------------------------------------------------
                              Excess of assets over projected benefit obligation            1,774                1,592
                              Unrecognized net gain                                        (2,202)              (1,601)
                              Unrecognized prior service costs                              1,170                  711
                              Remaining unrecognized net transition obligation                334                  366
                              ----------------------------------------------------------------------------------------
                              Net recorded pension asset                                  $ 1,076              $ 1,068
                              ========================================================================================

                              The majority of plan assets are invested in bonds, short-term investments and common stocks including shares of the Company's common stock with a market value of $3,296,000, $4,198,000 and $3,006,000 as of June 30, 1994, 1993 and 1992,
                              respectively. The weighted average discount rates used in determining the projected benefit obligation for 1994, 1993 and 1992 were 7.7%, 7.0% and 7.7%, respectively. The expected long-term rate of return on assets was 9.0% for the three years.

                              EMPLOYEE STOCK OPTION PLAN:
                              The Company sponsors an Employee Stock Ownership Plan (ESOP). In April 1990, the Company loaned $10,000,000 to the Lancaster Colony Corporation ESOP for the purpose of purchasing the Company's common stock in furtherance of the objectives of the Plan. The Company funded this transaction primarily through short-term bank borrowings. With the proceeds and as adjusted for all stock splits since April 1990, the ESOP effectively purchased 1,194,390 shares of the Company's common stock in the open market.

                              The ESOP is fully paid by the Company and generally provides coverage to all domestic employees, except those covered by a collective bargaining agreement. Contributions to the ESOP are to be not less than that required by the terms of the loan agreement between the Company and the ESOP. The Company uses the shares-allocated method of accounting in determining the amount of expense related to each contribution.

                              As of June 30, 1994, the amount due from the ESOP is recorded as a reduction in shareholders' equity and represents the Company's prepayment of future contributions to the ESOP. This amount will be expensed over not more than the next three years. Dividends accumulated on the Company's unallocated common stock held by the ESOP are used to repay the loan to the Company. Accordingly, the pretax expense associated with 1994, 1993 and 1992 totaled $1,008,000, $994,000 and $981,000, which is net of dividends of $270,000, $285,000 and $297,000 on the unallocated shares, respectively.

                              In November 1993, the Accounting Standards
                              Executive Committee issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". This Statement will not effect the Company's accounting treatment of existing shares purchased by the ESOP discussed above. However, any future purchases of the Company's stock by the ESOP will require the adoption of this Statement.

                              POSTRETIREMENT BENEFITS:
                              In addition to pension benefits, the Company also provides certain employees other postretirement benefits including health care and life insurance coverage. As of June 30, 1994, the Company provides such coverage under three active benefit plans of which two relate to collectively bargained benefits. In general, all eligible employees are entitled to receive medical and life insurance benefits upon meeting certain age and service requirements at the time of their retirement.

                              The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with Statement of Financial Accounting Standards
                              (SFAS) No. 106. Relevant information with respect to these postretirement benefits as of June 30, 1994 and 1993 can be summarized as follows:

                                                                                                               1994           1993
                              ----------------------------------------------------------------------------------------------------
                              (Dollars in Thousands)
                              Accumulated postretirement benefit obligation:
                               Retired participants                                                          $1,591         $1,853
                               Fully eligible active plan participants                                          244            325
                               Other active plan participants                                                   530            800
                              ----------------------------------------------------------------------------------------------------
                                Total                                                                         2,365          2,978
                              Unrecognized net gain (loss) from past experience and changes in assumptions      468           (319)
                              ----------------------------------------------------------------------------------------------------
                              Accrued postretirement benefit cost                                            $2,833         $2,659
                              ====================================================================================================
                              Net postretirement benefit cost:
                               Service cost                                                                  $  101         $   74
                               Interest cost                                                                    211            195
                              ----------------------------------------------------------------------------------------------------
                                Total                                                                        $  312         $  269
                              ====================================================================================================
                              Estimated effect of 1% increase in assumed medical cost trend rates:
                              Increase in accumulated postretirement benefit obligation                      $  251         $  316
                              ====================================================================================================
                              Increase in net periodic postretirement benefit cost                           $   56         $   36
                              ====================================================================================================
                              Assumed weighted average discount rate                                            7.7%           7.0%
                              ====================================================================================================

                              For 1994, annual increases in medical costs are initially assumed to total approximately 10% per year and gradually declining to 5% by approximately year 2005. Annual increases in medical costs for 1993 were assumed to total approximately 12% per year and gradually declining to 5% by approximately year 2005.

                              The Company and certain of its subsidiaries participate in two multiemployer plans that provide various postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $996,000, $832,000 and $726,000 in 1994, 1993 and
                              1992, respectively.

                              POSTEMPLOYMENT BENEFITS:

                              The Financial Accounting Standards Board has issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to accrue for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment, but before retirement. This change must be implemented by the Company no later than the fiscal year beginning July 1, 1994. Management has determined that the new statement will not have a material effect on the consolidated financial statements of the Company.



11. COMMITMENTS AND
CONTINGENT LIABILITIES

                              The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2004. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows:

                              ----------------------------------------------------------------------------------------
                                                                                                (Dollars in Thousands)
                              Year ending June 30:
                              1995                                                                  $  3,959
                              1996                                                                     3,694
                              1997                                                                     2,986
                              1998                                                                     1,771
                              1999                                                                       979
                              Thereafter                                                                 665
                              ----------------------------------------------------------------------------------------
                              Total                                                                  $14,054
                              ========================================================================================

                              Total rental expense, including short-term cancelable leases, during 1994, 1993 and 1992 is summarized as follows:

                                                                              1994             1993          1992
                              ----------------------------------------------------------------------------------------
                              (Dollars in Thousands)
                              Operating leases:
                               Minimum rentals                                 $4,006           $3,814        $4,117
                               Contingent rentals                                 306              540           733
                              Short-term cancelable leases                      1,550            1,198         1,170
                              ----------------------------------------------------------------------------------------
                                     Total                                     $5,862           $5,552        $6,020
                              ========================================================================================

                              The Company and its subsidiaries are involved in various litigation, disputes and governmental proceedings including certain Environmental Protection Agency matters. In the opinion of management, the ultimate resolution of these matters is not expected to be material to the Company's financial condition or results of operations.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------
       TO THE SHAREHOLDERS AND DIRECTORS OF LANCASTER COLONY CORPORATION

We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Columbus, Ohio
August 30, 1994

                       SELECTED QUARTERLY FINANCIAL DATA
                       ---------------------------------
                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1993


(Thousands Except Per             Net            Gross         Net             Earnings      Stock Prices1      Dividends Paid
Share Figures)                   Sales           Margin       Income          Per Share1   High        Low        Per Share1
- - -------------------------------------------------------------------------------------------------------------------------------
1994
FIRST QUARTER                  $172,821       $ 54,408     $13,020         $   .43       $31.500     $26.875         $.0975
SECOND QUARTER                  192,757         62,202      15,517             .51        35.625      30.000          .1125
THIRD QUARTER                   171,492         53,858      13,239             .44        34.500      31.125          .1125
FOURTH QUARTER                  184,662         61,628      18,084             .60        37.375      29.000          .1200
- - -------------------------------------------------------------------------------------------------------------------------------
   YEAR                        $721,732       $232,096     $59,860         $  1.97       $37.375     $26.875         $.4425
===============================================================================================================================
1993
First quarter                  $152,292       $ 47,580     $10,541         $   .35       $19.875     $15.750         $.0850
Second quarter                  170,783         55,960      12,037             .39        22.250      17.875          .0950
Third quarter                   148,795         44,677       9,627             .32        28.625      20.750          .0950
Fourth quarter                  158,757         54,889      14,020             .46        29.000      22.500          .0975
- - -------------------------------------------------------------------------------------------------------------------------------
   Year                        $630,627       $203,106     $46,225         $  1.52       $29.000     $15.750         $.3725
===============================================================================================================================

1 Adjusted for the 4-for-3 stock split paid July 1994.



Lancaster Colony common shares are traded in the NASDAQ National Market System (NASDAQ Symbol: LANC). Stock quotations were obtained from the National Association of Securities Dealers. The number of shareholders as of September 1, 1994 was approximately 15,000.





20