Form 10-K, Exhibit 13
period 1995-06-30
LANCASTER COLONY CORP
filed 1995-09-22
CIK 57515

                                                                      Exhibit 13
LANCASTER COLONY CORPORATION
1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition

REVIEW OF CONSOLIDATED OPERATIONS
        For its fiscal year ended June 30, 1995, Lancaster Colony Corporation again achieved record levels of net sales and net income. Net sales of $795,126,000 in the most recent year increased 10% over 1994 levels while net income of $70,524,000 increased 18%. The previous record totals of net sales and net income were attained by the Company in fiscal 1994 and such totals increased by 14% and 29%, respectively, over the comparable amounts reported for fiscal 1993. During the last two years, each of the three operating segments have achieved net sales increases with the Glassware and Candles segment providing the greatest impetus to the growth of consolidated operating income. Over the past five years, the Company's consolidated net sales and net income have grown at compounded annual rates of 10% and 34%, respectively.

        The relative proportion of sales and operating income contributed by each of the Company's operating segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the operating segments over each of the last three years:





SEGMENT SALES MIX(1):                          1995            1994             1993
-------------------------------------------------------------------------------------
Specialty Foods                                 39%             40%              40%
Automotive                                      31%             33%              32%
Glassware and Candles                           30%             27%              28%

OPERATING INCOME(2):
-------------------------------------------------------------------------------------
Specialty Foods                                 13%             15%              15%
Automotive                                      11%             13%              12%
Glassware and Candles                           22%             16%              12%

(1) Expressed as a percentage of consolidated net sales.
(2) Expressed as a percentage of the related segment's net sales.

On a consolidated basis, the Company's gross profit margin in 1995 declined to 31.2% of net sales compared to 32.2% attained in both 1994 and 1993. The current year decrease resulted from a less favorable sales mix and continued high material costs present within the Specialty Foods segment, as well as increases incurred in raw material costs within the Automotive segment. These factors were partially offset by higher margins being present in the Glassware and Candles segment that resulted from an improved sales mix and better manufacturing efficiencies. Gross margins reported for 1994 were favorably affected by an improved sales mix and productivity improvements although these factors were moderated by significantly higher material costs occurring within the Specialty Foods segment.

As a percentage of net sales, the Company's selling, general and administrative expenses have declined from 19.8% in fiscal 1993 to 18.2% in 1994 and 16.5% in 1995. This decline resulted from the effects of greater sales volume, a changing sales mix and also the Specialty Foods segment's curtailment of selected promotional activities which occurred in the latter half of fiscal 1994 and continued throughout fiscal 1995.

Operating income of $116,518,000 for 1995 increased 16% over the comparable 1994 total of $100,668,000. Greater sales volume and improved operating margins in the Glassware and Candles segment were largely responsible for this improvement. Increased sales and improved operating efficiencies permitted 1994 operating income to increase 29% over 1993 levels.

Stated as a percentage of income before income taxes, the Company's effective tax rate of 39% remained unchanged compared to 1994. The effective rate for 1993 was 38%. The increased rate over the last two years principally reflects the 1% increase in the Federal statutory rate enacted by law in August 1993. The 1994 expense also includes a charge of $343,000 for the retroactive provisions of the legislation enacting this tax increase.

SEGMENT REVIEW - SPECIALTY FOODS

For fiscal 1995, net sales within the Specialty Foods segment of $309,622,000 rose 7% over the 1994 total of $289,734,000. This increase resulted from greater sales to foodservice customers stemming from the acquisition of new accounts as well as the expansion of existing relationships. Sales to foodservice accounts now comprise approximately 44% of this segment's total sales compared to 38% in 1994. Retail sales in 1995 were assisted by selected product line extensions, although such sales were adversely impacted by factors such as increased lettuce costs paid by consumers during the latter half of 1995 as well as heightened competition present in certain of this segment's markets.

Net sales in 1994 were 15% above 1993 sales of $252,288,000. Leading this growth was the segment's continued geographic expansion of both its retail and foodservice sales across the United States and Canada. New foodservice accounts assisted this growth as did the July 1993 acquisition of Romanoff caviar and related product lines.

This segment's 1995 operating income of $40,704,000 declined 4% from the 1994 level of $42,542,000. As a percentage of net sales, such income also declined from 15% to 13%. In general, the segment's increasing proportion of foodservice sales has tended to lower operating margins as such sales typically provide lower margins than that provided by retail sales. Margins have also been adversely affected by higher costs for several raw materials and an increase in competitive pricing pressures.

In comparison to fiscal 1993, fiscal 1994 operating income increased
11% primarily reflecting higher sales volume. Increases in soybean oil costs were minimized by the reduction of certain promotional activities as well as by the implementation of selected price increases.

Over the last five years, net sales and operating income of the Specialty Foods segment have grown at respective annual compound growth rates of 14% and 12%. In addition to exploring ways to further increase this segment's sales volume, including through complementary strategic business acquisitions, management will continue to consider opportunities to more efficiently manufacture and distribute products throughout fiscal 1996.

SEGMENT REVIEW - GLASSWARE AND CANDLES

Annual sales growth within the Glassware and Candles segment totaled 21% in 1995 and 12% in 1994. Total net sales reached $237,320,000 in 1995 compared to $196,711,000 in 1994 and $175,260,000 in 1993. Leading this segment's growth throughout this period has been the sale of candle products, particularly wax-filled glass items. Net sales for 1994 also reflected improved industrial glassware volumes as influenced by improving economic conditions.

Operating income for 1995 rose 66% to $52,147,000 compared to $31,353,000 in 1994 and $20,546,000 in 1993. This segment's sales over the last two years have trended toward a mix of higher-margined products. The segment's significant sales growth has also provided for significant volume-driven efficiencies that have been further magnified by the acquisition of more efficient manufacturing equipment. An additional factor contributing to this trend has been the more efficient loading of the glass factories resulting from the manufacture of glass components utilized in the production of the wax-filled glass lines.

SEGMENT REVIEW - AUTOMOTIVE

Net sales of $248,184,000 for the Automotive segment for 1995 increased by 5% from the $235,287,000 recorded in 1994. During 1994, net sales increased by 16% over the 1993 net sales of $203,079,000. Each of the last two years has benefited by a trend of growth in domestic new vehicle sales which continued into the first half of fiscal 1995. Sales of the Company's line of truck and van accessories were particularly strong due to the increasing popularity of these vehicles. Specifically contributing to the 1995 increase were greater sales of aluminum accessories to original equipment manufacturers, cost-driven increases in selling prices and a greater sales volume of heavy truck accessories.

This segment's operating income totaled $28,027,000 in 1995 compared to $31,305,000 in 1994 and $24,280,000 in 1993. The most recent year was adversely affected by significant cost increases in a number of raw materials including plastic resins, aluminum, corrugated and rubber-related products. Where it has been competitively possible, price increases have been implemented to offset the effects of these higher costs, but such increases have generally lagged in time and amount the impact of the rise in costs.

Sales of the Automotive segment will continue to face significant market competition and generally remain sensitive to the level of domestic new vehicle sales. As noted in prior years, restrictive pricing programs present in the ongoing relationships with most original equipment manufacturers make it difficult to improve operating margins through increased pricing.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial position in recent years has clearly benefited from the continuing increases in profitability. Just five years ago, long-term debt as a percentage of shareholders' equity was 47% compared to 11% at June 30, 1995. This improvement developed during a period of time in which return on average equity also increased from 12% in 1990 to over 27% in 1995 despite shareholders' equity having more than doubled.

Cash generated from operating activities during 1995 totaled $46,725,000 compared to $61,092,000 in 1994. Although net income increased from $59,860,000 to $70,524,000 in this period, an increase in net working capital of $25,709,000 was required, in part, to support the recent strong growth of the Glassware and Candles segment. This segment typically begins to build seasonal inventories in early summer that are shipped during the fall. Automotive inventories also increased somewhat as influenced by rising material costs and scheduling considerations.

The Company's investment in capital expenditures reached record levels in 1995 and totaled $31,745,000 compared to $23,532,000 in 1994. It is anticipated that fiscal 1996 expenditures will exceed that of the past year. This increase will largely result from continuing plans of the Glassware and Candles segment to significantly expand capacity, improve certain manufacturing processes and, with respect to the candle facility in Leesburg, Ohio, also enlarge and enhance distribution capabilities. Additionally, if considered of strategic value, the Company will continue to invest in the acquisition of businesses which are considered complementary in function to that of existing product lines.

The Company's financing activities during 1995 included treasury share purchases of $17,814,000 compared to $7,718,000 in 1994. The corporate benefit of further treasury share purchases will be evaluated from time to time by management and the Company's Board of Directors. In a transaction consummated in August 1995, the Company reacquired 250,000 common shares for a total purchase price of $8,952,000. Also of significance to the Company's financing activities was the Company's increased dividend rate during 1995 of $.55 per share compared to $.44 in 1994. This higher rate served to increase total dividends paid during 1995 by 23% over 1994 levels.

Management anticipates that cash flows from operations, combined with the occasional use of short-term borrowings available under discretionary bank lines of credit, will be adequate to meet foreseeable cash requirements.

With increasingly stringent environmental regulations being brought to bear upon the Company's operations, the Company will continue to incur costs for regulatory compliance and, upon occasion, remediation. The extent to which such costs are ongoing is generally difficult to estimate but, to date, the Company's expenditures in this area have not been material to the results of operations or financial condition. The future level of anticipated expenditure is not currently expected to increase materially from present levels. Reference is made to Note 12 to the accompanying financial statements for further discussion as to the accounting for such costs.

IMPACT OF INFLATION
During 1995, significant increases were noted in the cost of many raw materials, particularly those within the Automotive segment. In addition, higher corrugated packaging costs were prevalent throughout all segments. The margins of the Specialty Foods segment were affected during 1994 by increased average market prices for soybean oil, a primary ingredient in several product lines of this segment. Such market prices remained high during fiscal 1995 as well.

The Company generally attempts to adjust its selling prices to offset the effects of increased raw material costs. However, these adjustments have historically been difficult to implement on a timely basis relative to the increase in costs incurred. Minimizing the exposure to such increased costs is the Company's diversity of operations and its ongoing efforts to achieve greater manufacturing and distribution efficiencies through the improvement of work processes.

FIVE YEAR FINANCIAL SUMMARY
Lancaster Colony Corporation and Subsidiaries



(Thousands Except Per Share Figures)     1995              1994            1993             1992           1991
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                              $795,126         $721,732         $630,627         $555,793       $500,475
Gross Margin                           $247,942         $232,096         $203,106         $175,226       $150,373
  Percent of sales                        31.2%            32.2%            32.2%            31.5%          30.0%
Interest Expense                       $  2,736         $  2,849         $  3,625         $  5,584       $  8,735
  Percent of sales                         0.3%             0.4%             0.6%             1.0%           1.7%
Income Before Income Taxes             $114,808         $ 98,093         $ 74,319         $ 53,852       $ 33,817(1)
  Percent of sales                        14.4%            13.6%            11.8%             9.7%           6.8%
Taxes Based on Income                  $ 44,284         $ 38,233         $ 28,094         $ 21,481       $ 12,623
Net Income                             $ 70,524         $ 59,860         $ 46,225         $ 32,371       $ 20,184(2)
  Percent of sales                         8.9%             8.3%             7.3%             5.8%           4.0%
Per Common Share:(3)
  Net income                           $   2.35         $   1.97         $   1.52         $   1.06       $    .65(2)
  Cash dividends                       $   0.55         $    .44         $    .37         $    .32       $    .30
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                           $379,904         $355,445         $302,050         $289,951       $286,989
Working Capital                        $189,255         $163,546         $126,648         $ 97,007       $ 93,570
Property, Plant and Equipment-Net      $113,187         $101,570         $ 98,597         $ 99,457       $ 98,139
Long-Term Debt                         $ 31,840         $ 32,933         $ 34,586         $ 39,984       $ 57,176
Property Additions                     $ 31,745         $ 23,532         $ 18,921         $ 17,040       $ 13,517
Provision for Depreciation             $ 20,440         $ 20,145         $ 19,486         $ 18,821       $ 17,458
Shareholders' Equity                   $277,148         $236,847         $192,010         $159,416       $139,385
  Per Common Share(3)                  $   9.29         $   7.83         $   6.34         $   5.25       $   4.55
Weighted Average
  Common Shares Outstanding(3)           30,038           30,317           30,483           30,502         30,825
------------------------------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End           15.2             18.0             18.9             15.5           11.9
Current Ratio                               4.1              3.2              3.1              2.3            2.3
Long-Term Debt as
  a Percent of Shareholders' Equity       11.5%            13.9%            18.0%            25.1%          41.0%
Dividends Paid as a Percent
  of Net Income                           23.4%            22.3%            24.5%            30.5%          45.2%
Return on Average Equity                  27.4%            27.9%            26.3%            21.7%          15.0%
------------------------------------------------------------------------------------------------------------------------------------

(1) Net of a pretax charge of $3,000 for a write-down related to property held for sale.

(2) The year's income, before a charge for the cumulative effect of accounting changes of $1,010 or $.04 per share, totaled
  $21,194 or $.69 per share.

(3) Adjusted for 4-for-3 stock splits paid July 1994 and April 1993 and the 3-for-2 stock split paid April 1992.

BUSINESS SEGMENTS
For the Years Ended 1995, 1994 and 1993

The Company operates in three business segments - Specialty Foods, Automotive, and Glassware and Candles. The net sales of each segment are principally domestic, and no single customer accounts for 10% or more of consolidated net sales. A further description of each business segment follows:

SPECIALTY FOODS-includes production and marketing of a family of pourable and refrigerated produce salad dressings, sauces, refrigerated produce vegetable dips, chip dips, dairy snacks and desserts, dry and frozen egg noodles, caviar, frozen ready-to-bake pies and frozen hearth-baked breads. The salad dressings, sauces and frozen bread products are sold to both retail and foodservice markets. The remaining products of this business segment are primarily directed to retail markets.

AUTOMOTIVE-includes production and marketing of rubber, vinyl and carpet-on-rubber car mats both for original equipment manufacturers and importers and for the auto aftermarket; truck and trailer splash guards;
pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories.

GLASSWARE AND CANDLES-includes the production and marketing of table and giftware consisting of domestic glassware, both machine pressed and machine blown, imported glassware and candles in all popular sizes, shapes and scents; industrial glass and lighting components; and glass floral containers. The Company's glass and candle products are sold primarily to mass merchandisers, discount and department stores.

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

The 1995 capital expenditures of the Specialty Foods and Automotive segments include property relating to business acquisitions totaling $36,000 and $1,500,000, respectively.


The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 1995, 1994 and 1993:

(Dollars in Thousands)                      1995             1994             1993
-----------------------------------------------------------------------------------
NET SALES
  Specialty Foods                        $ 309,622        $ 289,734        $ 252,288
  Automotive                               248,184          235,287          203,079
  Glassware and Candles                    237,320          196,711          175,260
-----------------------------------------------------------------------------------
    Total                                $ 795,126        $ 721,732        $ 630,627
====================================================================================
OPERATING INCOME
  Specialty Foods                        $  40,704        $  42,542        $  38,282
  Automotive                                28,027           31,305           24,280
  Glassware and Candles                     52,147           31,353           20,546
-----------------------------------------------------------------------------------
    Total                                  120,878          105,200           83,108
  Corporate expenses                        (6,070)          (7,107)          (8,789)
-----------------------------------------------------------------------------------
    Income Before Income Taxes           $ 114,808        $  98,093        $  74,319
====================================================================================
IDENTIFIABLE ASSETS
  Specialty Foods                        $  79,297        $  71,274        $  59,933
  Automotive                               126,654          108,597           99,984
  Glassware and Candles                    155,484          136,789          118,498
  Corporate                                 18,469           38,785           23,635
-----------------------------------------------------------------------------------
    Total                                $ 379,904        $ 355,445        $ 302,050
====================================================================================
CAPITAL EXPENDITURES
  Specialty Foods                        $   6,582        $   4,516        $   3,414
  Automotive                                 9,473            7,419            6,857
  Glassware and Candles                     17,182           11,565            8,592
  Corporate                                     44               32               58
-----------------------------------------------------------------------------------
    Total                                $  33,281        $  23,532        $  18,921
====================================================================================
DEPRECIATION AND AMORTIZATION
  Specialty Foods                        $   4,439        $   3,512        $   3,199
  Automotive                                 8,338            8,778            8,633
  Glassware and Candles                      9,802           10,027            9,913
  Corporate                                    138               86               82
-----------------------------------------------------------------------------------
    Total                                $  22,717        $  22,403        $  21,827
====================================================================================

CONSOLIDATED STATEMENTS OF INCOME
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1995, 1994 and 1993


                                                                       Years Ended June 30
                                                             1995                    1994                    1993
-----------------------------------------------------------------------------------------------------------------------
NET SALES                                               $795,126,000            $721,732,000            $630,627,000
COST OF SALES                                            547,184,000             489,636,000             427,521,000
-----------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                             247,942,000             232,096,000             203,106,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES             131,424,000             131,428,000             125,079,000
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         116,518,000             100,668,000              78,027,000
OTHER INCOME (EXPENSE):
  Interest expense                                        (2,736,000)             (2,849,000)             (3,625,000)
  Interest income and other-net                            1,026,000                 274,000                 (83,000)
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               114,808,000              98,093,000              74,319,000
TAXES BASED ON INCOME                                     44,284,000              38,233,000              28,094,000
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                             $  70,524,000           $  59,860,000            $ 46,225,000
=======================================================================================================================
NET INCOME PER COMMON SHARE                                    $2.35                   $1.97                   $1.52
=======================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                30,038,000              30,317,000              30,483,000
=======================================================================================================================
See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Lancaster Colony Corporation and Subsidiaries
As of June 30, 1995 and 1994

                                                                                                       June 30
ASSETS                                                                                        1995                  1994
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                                  $    8,239,000          $ 30,423,000
  Receivables (less allowance for doubtful accounts,
     1995-$1,947,000; 1994-$2,339,000)                                                      88,416,000            80,737,000
  Inventories:
    Raw materials and supplies                                                              34,020,000            27,614,000
    Finished goods and work in process                                                     107,866,000            90,034,000
----------------------------------------------------------------------------------------------------------------------------
      Total inventories                                                                    141,886,000           117,648,000
  Prepaid expenses and other current assets                                                 11,226,000             8,995,000
----------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                              249,767,000           237,803,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                                                          73,371,000            69,723,000
  Machinery and equipment                                                                  209,154,000           194,974,000
----------------------------------------------------------------------------------------------------------------------------
      Total cost                                                                           282,525,000           264,697,000
  Less accumulated depreciation                                                            169,338,000           163,127,000
----------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment-net                                                 113,187,000           101,570,000
OTHER ASSETS                                                                                16,950,000            16,072,000
----------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                                          $379,904,000          $355,445,000
============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                                       $  1,026,000          $  1,301,000
  Accounts payable                                                                          26,322,000            31,054,000
  Accrued liabilities                                                                       33,164,000            41,902,000
----------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                          60,512,000            74,257,000
LONG-TERM DEBT-Less current portion                                                         31,840,000            32,933,000
OTHER NONCURRENT LIABILITIES                                                                 8,223,000             8,093,000
DEFERRED INCOME TAXES                                                                        2,181,000             3,315,000
SHAREHOLDERS' EQUITY:
  Preferred stock-authorized 2,650,000 shares;
    Outstanding-none
  Common stock-authorized 35,000,000 shares;                                                28,086,000            25,437,000
    Shares outstanding, 1995 - 29,829,000; 1994 - 22,674,020
  Retained earnings                                                                        280,538,000           226,412,000
  Foreign currency translation adjustment                                                      501,000               440,000
----------------------------------------------------------------------------------------------------------------------------
      Total                                                                                309,125,000           252,289,000
  Less:
    Common stock in treasury, at cost                                                       29,420,000            11,606,000
    Amount due from ESOP                                                                     2,557,000             3,836,000
----------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                        277,148,000           236,847,000
----------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                                          $379,904,000          $355,445,000
============================================================================================================================
See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1995, 1994 and 1993

                                                                                            Years Ended June 30
                                                                                    1995            1994            1993
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                    $ 70,524,000    $59,860,000     $46,225,000
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                                                 22,717,000     22,403,000      21,827,000
    Provision for losses on accounts receivable                                      614,000      1,029,000       2,096,000
    Deferred income taxes and other noncash charges                               (2,086,000)      (437,000)        364,000
    Loss on sale of property                                                         235,000        254,000          83,000
    Changes in operating assets and liabilities:
      Receivables                                                                 (7,273,000)   (13,792,000)     (5,253,000)
      Inventories                                                                (23,475,000)   (20,752,000)     (2,542,000)
      Prepaid expenses and other current assets                                   (1,061,000)       216,000      (1,232,000)
      Accounts payable and accrued liabilities                                   (13,470,000)    12,311,000         165,000
---------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                 46,725,000     61,092,000      61,733,000
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                                                 (31,745,000)   (23,532,000)    (18,921,000)
  Acquisitions net of cash acquired                                               (5,054,000)    (5,438,000)
  Proceeds from sale of property                                                   1,002,000        412,000          41,000
  Other-net                                                                       (1,420,000)    (1,506,000)     (1,022,000)
---------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                    (37,217,000)   (30,064,000)    (19,902,000)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends                                                           (16,486,000)   (13,378,000)    (11,336,000)
  Purchase of treasury stock                                                     (17,814,000)    (7,718,000)     (3,888,000)
  Payments on long-term debt                                                      (1,368,000)    (2,149,000)     (6,689,000)
  Reduction of ESOP debt                                                           1,279,000      1,278,000       1,279,000
  Common stock issued upon exercise of
    stock options including related tax benefits                                   2,649,000      4,865,000         501,000
  Reduction of short-term bank loans                                                                            (12,500,000)
---------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                                    (31,740,000)   (17,102,000)    (32,633,000)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                               48,000         (5,000)       (114,000)
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                               (22,184,000)    13,921,000       9,084,000
Cash and equivalents at beginning of year                                         30,423,000     16,502,000       7,418,000
---------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                             $  8,239,000    $30,423,000     $16,502,000
===========================================================================================================================
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1995, 1994 and 1993

                                                                                         Foreign
                                                                                         Currency                        Amount
                                           Outstanding        Common         Retained  Translation         Treasury     due from
                                             Shares           Stock          Earnings   Adjustment           Stock        ESOP


------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992                     17,088,936   $  20,071,000   $  144,861,000   $ 877,000      $           0   $ 6,393,000
YEAR ENDED JUNE 30, 1993 :
  Net income                                                                46,225,000
  Cash dividends-common stock
    ($.3725 per share)                                                     (11,336,000)
  Purchase of treasury shares                (114,000)                                                      3,888,000
  Shares issued upon exercise of stock
    options including related tax benefits     37,037         501,000
  Shares issued in connection with
    four-for-three stock split              5,704,707
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split                                                 (12,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                  97,000
  Reduction of ESOP debt                                                                                                 (1,279,000)
  Translation adjustment                                                                  (272,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                     22,716,680      20,572,000      179,835,000     605,000          3,888,000     5,114,000
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1994 :
  Net income                                                                59,860,000
  Cash dividends-common stock
    ($.4425 per share)                                                     (13,378,000)
  Purchase of treasury shares                (189,000)                                                      7,718,000
  Shares issued upon exercise of stock
    options including related tax benefits    146,340       4,865,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                  95,000
  Reduction of ESOP debt                                                                                                 (1,278,000)
  Translation adjustment                                                                  (165,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                     22,674,020      25,437,000      226,412,000     440,000         11,606,000     3,836,000
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1995 :
  Net income                                                                70,524,000
  Cash dividends-common stock
    ($.55 per share)                                                       (16,465,000)
  Purchase of treasury shares                (530,800)                                                     17,814,000
  Shares issued upon exercise of stock
    options including related tax benefits    130,026       2,649,000
  Shares issued in connection with
    four-for-three stock split              7,555,754
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split                                                 (21,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                  88,000
  Reduction of ESOP debt                                                                                                 (1,279,000)
  Translation adjustment                                                                    61,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                     29,829,000     $28,086,000     $280,538,000    $501,000        $29,420,000    $2,557,000
====================================================================================================================================
See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lancaster Colony Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Lancaster Colony Corporation and its wholly-owned subsidiaries, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

USE OF ESTIMATES

The preparation of the consolidated statements of the Company in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

The Company uses the straight-line method of computing depreciation for financial reporting purposes based on the estimated useful lives of the corresponding assets, which predominantly range from 5 to 40 years. For tax purposes, the Company generally computes depreciation using accelerated methods.

OTHER ASSETS

Included in other assets at June 30, 1995 is unamortized goodwill attributable to purchased companies totaling $13,761,000. Of this total, $11,518,000 (net of accumulated amortization of $3,757,000) relates to companies acquired after October 31, 1970, and is being amortized over fifteen to forty years. Goodwill of $2,243,000 relates to a company acquired prior to November 1, 1970, and is not being amortized as, in the opinion of management, there has been no diminution in value.

The remaining other assets consist of deferred costs which are amortized over their estimated useful lives; costs of patents acquired which are amortized over their estimated remaining economic lives; and other miscellaneous assets. Management periodically evaluates the future economic benefit of its long-lived intangible assets based upon expected undiscounted cash flows of the related assets and appropriately adjusts those items which are determined to have been impaired.

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

BUSINESS SEGMENTS

The business segments information for 1995, 1994 and 1993 included on page 9 of this Annual Report is an integral part of these financial statements.

2. ACQUISITIONS

During fiscal 1995 and 1994 the Company acquired for cash the net operating assets of various entities as follows:


Business Segment                   1995                            1994
------------------------------------------------------------------------
                                         (Dollars in Thousands)
Automotive                       $  4,500
Specialty Foods                       554                        $ 5,438
------------------------------------------------------------------------
Total                            $  5,054                        $ 5,438
========================================================================


All such acquisitions were accounted for under the purchase method of accounting. The results of operations of these entities have been included in the consolidated financial statements from the date of acquisition and are immaterial in relation to the consolidated totals.

3. INVENTORIES

Inventories are valued at the lower of cost or market. Inventories which comprise approximately 25% of total inventories at June 30, 1995 and 1994 are costed on a last-in, first-out (LIFO) basis. Inventories which are costed by various other methods approximate actual cost on a first-in, first-out (FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $12,025,000 and $12,553,000 higher than reported at June 30, 1995 and 1994, respectively.

It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to 10% or less of the combined total of finished goods and work in process inventories at June 30, 1995 and 1994.

4. SHORT-TERM BANK LOANS

Short-term bank loans (generally for terms not exceeding ninety days) represent unsecured borrowings under various credit arrangements. The Company had unused lines of credit for short-term borrowings from various banks at June 30, 1995, 1994 and 1993 of $154,000,000, $169,000,000 and $179,000,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. For the year ended June 30, 1995, the Company had no short-term borrowings under its line of credit arrangements.

5. ACCRUED LIABILITIES

Accrued liabilities at June 30, 1995 and 1994 are composed of:

                                                         1995                    1994
---------------------------------------------------------------------------------------
                                                            (Dollars in Thousands)
Income and other taxes                                  $ 2,768                 $ 8,010
Accrued compensation and employee benefits               19,533                  17,879
Accrued marketing and distribution                        4,724                   6,399
Other                                                     6,139                   9,614
---------------------------------------------------------------------------------------
Total accrued liabilities                               $33,164                 $41,902
=======================================================================================

6. LONG-TERM DEBT

Long-term debt (including current portion) at June 30, 1995 and 1994 consists of:

                                                         1995                    1994
---------------------------------------------------------------------------------------
                                                            (Dollars in Thousands)
Notes payable (8.9%, due in February 2000)              $25,000                 $25,000
Obligations with various industrial development
 authorities-collateralized by real
 estate and equipment:
   Floating rate due in installments to 2005              5,890                   6,623
   7%, due in installments to 2003                        1,500                   1,640
Capital lease obligations (10.0% to 15.6%,
 due in installments to 1996)                               405                     841
Other (2% to 8.5%, due in installments to 1996)              71                     130
---------------------------------------------------------------------------------------
Total                                                    32,866                  34,234
Less current portion                                      1,026                   1,301
---------------------------------------------------------------------------------------
Long-term debt                                          $31,840                 $32,933
=======================================================================================


The net book value of property subject to lien at June 30, 1995 was approximately $3,100,000. The Company has entered into various capital lease agreements in connection with equipment used in its operations. Such equipment at June 30, 1995 and 1994 had a capitalized cost of approximately $1,866,000 and $2,028,000 and a related net book value of $220,000 and $507,000, respectively.

No material debt was assumed for the purchase of property additions in 1995, 1994 and 1993. Cash payments for interest were $2,739,000, $2,868,000 and $3,664,000 for 1995, 1994 and 1993, respectively.

Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1995, the Company exceeded this net worth requirement by approximately $79,310,000.

Long-term debt, including capital leases, matures as follows:


-------------------------------------------------------------------------------------------
Year ending June 30:                                        (Dollars in Thousands)
  1996                                                                     $ 1,026
  1997                                                                         610
  1998                                                                         545
  1999                                                                         650
  2000                                                                      25,660
  After 2000                                                                 4,375
-------------------------------------------------------------------------------------------
   Total                                                                   $32,866
===========================================================================================



Based on the borrowing rates currently available for long-term debt with similar terms and average maturities, the fair value of total long-term debt is approximately $34,566,000.

7. INCOME TAXES

The Company and its domestic subsidiaries file a consolidated Federal income tax return. Taxes based on income have been provided as follows:


                                                               1995           1994            1993
------------------------------------------------------------------------------------------------------
Currently payable:                                                   (Dollars in Thousands)
  Federal                                                     $40,163         $35,441         $26,563
  State and local                                               6,425           5,265           4,202
------------------------------------------------------------------------------------------------------
Total current provision                                        46,588          40,706          30,765
Deferred Federal, state and local provision (credit)           (2,304)         (2,473)         (2,671)
------------------------------------------------------------------------------------------------------
Total taxes based on income                                   $44,284         $38,233         $28,094
======================================================================================================

Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $193,000, $455,000 and $102,000 for 1995, 1994 and 1993, respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:


                                                              1995           1994            1993
-----------------------------------------------------------------------------------------------------
Statutory rate                                               35.0%           35.0%           34.0%
State and local income taxes                                  3.5             3.3             3.7
Change in Federal tax rate                                                     .3
Other                                                          .1              .4              .1
-----------------------------------------------------------------------------------------------------
   Effective rate                                            38.6%           39.0%           37.8%
=====================================================================================================


Deferred income taxes recorded in the consolidated balance sheets at June 30, 1995 and 1994 consist of the following:

                                                              1995                           1994
-----------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities):                                  (Dollars in Thousands)
  Employee medical and other benefits                        $ 4,557                         $ 4,482
  Inventories                                                  4,424                           3,105
  Other accrued liabilities                                    1,482                           2,693
  Receivable valuation allowances                              1,424                             930
-----------------------------------------------------------------------------------------------------
Total deferred tax assets                                     11,887                          11,210
-----------------------------------------------------------------------------------------------------
  Property                                                    (5,391)                         (6,789)
  Other                                                          (77)                           (306)
-----------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                (5,468)                         (7,095)
-----------------------------------------------------------------------------------------------------
Net deferred tax asset                                       $ 6,419                         $ 4,115
=====================================================================================================


Cash payments for income taxes were $51,529,000, $39,354,000 and $33,106,000 for 1995, 1994 and 1993, respectively.

8. SHAREHOLDERS' EQUITY

The company is authorized to issue 2,650,000 shares of preferred stock consisting of 350,000 shares of Class A Participating Preferred Stock with $1.00 par value, 1,150,000 shares of Class B Voting Preferred Stock without par value and 1,150,000 shares of Class C Nonvoting Preferred Stock without par value.

In April 1990, the Company's Board of Directors adopted a Rights Agreement which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Class A Participating Preferred Stock. The rights may be exercised on or after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 15 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 30 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $70 per right common stock of the Company having a market value of $140. The person or groups effecting such 15 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire April 2000 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

In August 1995, as approved by the Board of Directors the Company purchased 250,000 shares of common stock from the estate of the Chief Executive Officer's father, a founder and former Chairman of the Company. The shares were acquired at a purchase price of $35.81 per share, which represented the average quoted closing price of the stock during the first twenty of the twenty-two business days preceding the date of purchase. The quoted closing price of the common stock as of the date of purchase was $36.25.

9. STOCK OPTIONS

Under terms of an incentive stock option plan as amended and approved by the shareholders, the Company reserved 3,625,000 common shares for issuance to qualified key employees. All options granted were exercisable at prices not less than fair market value as of the date of grant. The Company's authority to grant options under this plan expired in May 1995. In conjunction with the 1995 Annual Meeting of Shareholders, the Company intends to solicit shareholder approval for adoption of a new employee stock option plan.

The following summarizes stock option activity for each of the three years ended June 30, 1995:

                                                              Number of               Option Price
Options                                                         Shares          Per Share          Total
----------------------------------------------------------------------------------------------------------
Outstanding-June 30, 1992                                      168,895        $ 7.50-$ 8.77   $1,324,000
 Granted                                                       309,793        $25.59-$28.15    7,937,000
 Exercised                                                     (59,817)       $ 7.50-$25.59     (494,000)
----------------------------------------------------------------------------------------------------------
Outstanding-June 30, 1993                                      418,871        $ 7.50-$28.15    8,767,000
 Exercised                                                    (195,119)       $ 7.50-$25.59   (4,505,000)
 Forfeited                                                        (729)           $25.59         (19,000)
----------------------------------------------------------------------------------------------------------
Outstanding-June 30, 1994                                      223,023        $ 7.50-$28.15    4,243,000
 Granted                                                       216,600        $33.38-$36.71    7,236,000
 Exercised                                                    (130,026)       $ 7.50-$33.38   (2,544,000)
 Forfeited                                                      (3,554)       $25.59-$28.15      (99,000)
----------------------------------------------------------------------------------------------------------
Outstanding-June 30, 1995                                       306,043       $ 7.50-$36.71   $8,836,000
==========================================================================================================

The stock options outstanding at June 30, 1995 expire as follows:

                                                                                              Number of
January                                                                                        Shares
----------------------------------------------------------------------------------------------------------
 1996                                                                                          41,944
 1997                                                                                         176,100
 1999                                                                                          10,000
 2000                                                                                           6,795
 2002                                                                                          47,999
 2005                                                                                          23,205
----------------------------------------------------------------------------------------------------------
 Total                                                                                        306,043
==========================================================================================================

10. PENSION AND OTHER POSTRETIREMENT BENEFITS

PENSION PLANS:

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

Net pension cost relating to these plans for each of the years in the period ended June 1995 is summarized as follows:


                                                                1995            1994           1993
------------------------------------------------------------------------------------------------------
Company sponsored plans -                                             (Dollars in Thousands)
 Service cost - benefits earned during the period              $   507        $    556        $   449
 Interest cost on projected benefit obligations                  1,507           1,442          1,347
 Actual return on pension plan assets                           (2,984)           (460)        (4,272)
 Net amortization and deferrals                                  1,130          (1,438)         2,688
------------------------------------------------------------------------------------------------------
  Net pension cost for Company plans                               160             100            212
Multiemployer plans                                                594             487            371
------------------------------------------------------------------------------------------------------
  Net pension cost                                            $    754        $    587        $   583
======================================================================================================


The following table summarizes the funded status of the Company's plans at June 30, 1995 and 1994:



                                                                1995                           1994
------------------------------------------------------------------------------------------------------
                                                                      (Dollars in Thousands)
Actuarial present value
 of benefit obligation:
 Vested benefits                                              $22,215                         $20,109
======================================================================================================
 Accumulated benefit obligation                               $22,223                         $20,240
======================================================================================================
Projected benefit obligation                                  $22,223                         $20,240
Plan assets at fair value                                      23,792                          22,014
------------------------------------------------------------------------------------------------------
Excess of assets over projected benefit obligation              1,569                           1,774
Unrecognized net gain                                          (1,879)                         (2,202)
Unrecognized prior service costs                                1,103                           1,170
Remaining unrecognized net transition obligation                  303                             334
------------------------------------------------------------------------------------------------------
Net recorded pension asset                                    $ 1,096                         $ 1,076
======================================================================================================


The majority of plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $3,325,000, $3,296,000 and $4,198,000 as of June 30, 1995, 1994 and 1993,
respectively. The weighted average discount rates used in determining the projected benefit obligation for 1995, 1994 and 1993 were 7.25%, 7.7% and 7.0%, respectively. The expected long-term rate of return on assets was 9.0% for the three years.


EMPLOYEE STOCK OWNERSHIP PLAN:

The Company sponsors an Employee Stock Ownership Plan (ESOP). In April 1990, the Company loaned $10,000,000 to the ESOP for the purpose of purchasing the Company's common stock in furtherance of the objectives of the Plan. The Company funded this transaction primarily through short-term bank borrowings. With the proceeds and as adjusted for all stock splits since April 1990, the ESOP effectively purchased 1,194,390 shares of the Company's common stock in the open market.

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

As of June 30, 1995, the amount due from the ESOP is recorded as a reduction in shareholders' equity and represents the Company's prepayment of future contributions to the ESOP. This amount will be expensed over not more than the next two years. Dividends accumulated on the Company's unallocated common stock held by the ESOP are used to repay the loan to the Company. Accordingly, the pretax expense associated with 1995, 1994 and 1993 totaled $1,027,000, $1,008,000 and $994,000, which is net of dividends of $252,000, $270,000 and
$285,000 on the unallocated shares, respectively.

In November 1993, the Accounting Standards Executive Committee issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." This Statement will not effect the Company's accounting treatment of existing shares purchased by the ESOP discussed above. However, any future purchases of the Company's stock by the ESOP will require the adoption of this Statement.

POSTRETIREMENT BENEFITS:

In addition to pension benefits, the Company also provides certain employees other postretirement benefits including health care and life insurance coverage. As of June 30, 1995, the Company provides such coverage under three active benefit plans of which two relate to collectively bargained benefits. In general, all eligible employees are entitled to receive medical and life insurance benefits upon meeting certain age and service requirements at the time of their retirement.

The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with Statement of Financial Accounting Standards (SFAS) No. 106. Relevant information with respect to these postretirement benefits as of June 30, 1995 and 1994 can be summarized as follows:

                                                                                   1995        1994
-------------------------------------------------------------------------------------------------------
                                                                                (Dollars in Thousands)
Accumulated postretirement benefit obligation:
  Retired participants                                                            $1,845       $1,591
  Fully eligible active plan participants                                            280          244
  Other active plan participants                                                     992          530
-------------------------------------------------------------------------------------------------------
    Total                                                                          3,117        2,365
Unrecognized net gain (loss) from past experience and changes in assumptions        (266)         468
-------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                               $2,851       $2,833
=======================================================================================================
Net postretirement benefit cost:
  Service cost                                                                    $   74       $  101
  Interest cost                                                                      167          211
-------------------------------------------------------------------------------------------------------
    Total                                                                         $  241       $  312
=======================================================================================================
Estimated effect of 1% increase in assumed medical cost trend rates:
  Increase in accumulated postretirement benefit obligation                       $  248       $  251
=======================================================================================================
  Increase in net periodic postretirement benefit cost                            $   37       $   56
=======================================================================================================
Assumed weighted average discount rate                                             7.25%         7.7%
=======================================================================================================

For 1995, annual increases in medical costs are initially assumed to total approximately 9% per year and gradually declining to 5% by approximately the year 2003. Annual increases in medical costs for 1994 were assumed to total approximately 10% per year and gradually declining to 5% by approximately the year 2005.

The Company and certain of its subsidiaries participate in two multiemployer plans that provide various postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $1,174,000, $996,000 and $832,000 in 1995, 1994 and 1993, respectively.

11. COMMITMENTS

The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2002. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands):
1996-$5,077; 1997-$4,028; 1998-$2,708; 1999-$1,050; 2000-$406; thereafter-$254.

Total rental expense, including short-term cancelable leases, during 1995, 1994 and 1993 is summarized as follows:

                                                       1995                1994                 1993
-------------------------------------------------------------------------------------------------------
                                                                  (Dollars in Thousands)

Operating leases:
  Minimum rentals                                    $4,225               $4,006               $3,814
  Contingent rentals                                    457                  306                  540
Short-term cancelable leases                          2,288                1,550                1,198
-------------------------------------------------------------------------------------------------------
    Total                                            $6,970               $5,862               $5,552
=======================================================================================================

12. CONTINGENCIES AND ENVIRONMENTAL MATTERS

At June 30, 1995, the Company is a party to various legal and environmental matters which have arisen in the ordinary course of business. Such matters did not have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's future consolidated financial position or results of operations.

Environmental expenditures relating to current or past operations are expensed in the period incurred. Expenditures relating to future operations are capitalized, provided they are recoverable and serve to improve the property. The Company records an estimate for contingent and environmental liabilities when costs are both probable and can be reasonably estimated. The Company periodically evaluates and revises such estimates based upon expenditures against such reserves and the availability of additional relevant information.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of Lancaster Colony Corporation

We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Columbus, Ohio
August 29, 1995


SELECTED QUARTERLY FINANCIAL DATA
For the Years Ended June 30, 1995 and 1994


                                         Net            Gross            Net        Earnings        Stock Prices(1)  Dividends Paid
(Thousands Except Per Share Figures)    Sales          Margin           Income    Per Share(1)     High         Low    Per Share(1)
------------------------------------------------------------------------------------------------------------------------------------
1995
First quarter                         $189,130        $ 57,016        $ 15,320        $ .51      $39.250      $32.750   $.12
Second quarter                         225,248          69,944          19,981          .66       35.625       28.250    .14
Third quarter                          191,975          59,205          16,413          .55       36.750       28.750    .14
Fourth quarter                         188,773          61,777          18,810          .63       37.250       34.000    .15
-----------------------------------------------------------------------------------------------------------------------------------
   Year                               $795,126        $247,942        $ 70,524        $2.35      $39.250      $28.250   $.55
===================================================================================================================================

1994
First quarter                         $172,821        $ 54,408        $ 13,020        $ .43      $31.500      $26.875   $.0975
Second quarter                         192,757          62,202          15,517          .51       35.625       30.000    .1125
Third quarter                          171,492          53,858          13,239          .44       34.500       31.125    .1125
Fourth quarter                         184,662          61,628          18,084          .60       37.375       29.000    .1200
-----------------------------------------------------------------------------------------------------------------------------------
   Year                               $721,732        $232,096        $ 59,860        $1.97      $37.375      $26.875   $.4425
===================================================================================================================================

(1) Adjusted for the 4-for-3 stock split paid July 1994.


Lancaster Colony common shares are traded in the Nasdaq National Market System (Nasdaq Symbol: LANC). Stock quotations were obtained from the National Association of Securities Dealers. The number of shareholders as of September 1, 1995 was approximately 9,500.