Form 10-K, Exhibit 13
period 1996-06-30
LANCASTER COLONY CORP
filed 1996-09-24
CIK 57515

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
Of Results of Operations and Financial Condition

Review of Consolidated Operations

For the fifth consecutive year, the Company has reported record levels of consolidated net sales and net income. Net sales for the fiscal year ended June 30, 1996 totaled $855,912,000, or approximately 8% higher than the previous year's total of $795,126,000. Net income of $76,135,000 achieved in the most recent year also increased 8% over fiscal 1995 net income. Similarly, 1995 net sales increased 10% over fiscal 1994 sales of $721,732,000 and 1995 net income of $70,524,000 increased 18% over the 1994 total of $59,860,000. The majority of the sales growth occurring over the past two years has been provided by the increased sales of the Glassware and Candles segment. This segment has also been responsible for the growth in consolidated net income.

The relative proportion of sales and operating income contributed by each of the Company's operating segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the operating segments over each of the last three years:



Segment Sales Mix(1):         1996      1995     1994
- -----------------------------------------------------
Specialty Foods                38%       39%      40%
Glassware and Candles          35%       30%      27%
Automotive                     27%       31%      33%

Operating Income(2):
- -----------------------------------------------------
Specialty Foods                11%       13%      15%
Glassware and Candles          26%       22%      16%
Automotive                      8%       11%      13%

(1) Expressed as a percentage of consolidated net sales.
(2) Expressed as a percentage of the related segment's net sales.



Despite an overall improvement in the gross margins of the Glassware and Candles segment, the Company's consolidated gross margin percentage in 1996 declined to 30.8% of net sales compared to 31.2% in 1995 and 32.2% in 1994. An unfavorable sales mix and competitive pricing pressures combined to lower the most recent year's margins in the Specialty Foods segment. Additionally, Automotive segment margins in 1996 were adversely affected by lower production volume. Relative to 1994, 1995 margins were adversely affected by the less favorable sales mix and higher material costs present within the Specialty Foods segment, as well as by increases in raw material costs within the Automotive segment.

Selling, general and administrative expenses of $138,206,000 in 1996 increased approximately 5% from the prior year total of $131,424,000. Fiscal 1995 expenses were essentially unchanged from the 1994 total of $131,428,000. These expenses have been influenced by several factors including changes in sales volume, sales mix and the timing and extent by which promotional activities are conducted, particularly in the Specialty Foods segment.

Corresponding to the change in consolidated net sales and reflecting the factors noted above, consolidated operating income in 1996 of $125,746,000 increased by 8% over the 1995 total of $116,518,000. Consolidated operating income for 1995 increased 16% over the 1994 total of $100,668,000. Greater sales volume and improved operating margins in the Glassware and Candles segment were largely responsible for this improvement.

The Company's effective tax rate, stated as a percentage of pretax income, has been 38.2%, 38.6% and 39.0% in fiscal 1996, 1995 and 1994, respectively. The 1994 rate would have been approximately .3% lower had not a charge of $343,000 been recorded to reflect the retroactive provisions of legislation enacting an increase in Federal income taxes.

Segment Review - Glassware and Candles

Over the last five years, the Glassware and Candles segment had net sales and operating income increase at annual compound growth rates of approximately 13% and 39%, respectively. The product line primarily responsible for this growth has been candles. Of particular note has been the increase in the sales of wax-filled glass items, a popular choice among consumers for inexpensively providing a means of enhancing the appearance, if not also the fragrance, of the home. Much of the glassware used for these items is also produced by the Company.

During fiscal 1996, the trends discussed above resulted in net sales of this segment totaling $297,937,000 which was a 26% increase over 1995 net sales of $237,320,000. For similar reasons, 1995 sales had increased by 21% over 1994 sales of $196,711,000.

For fiscal 1996, the Glassware and Candles segment's operating income totaled $76,068,000 which reflects a 46% improvement over the 1995 total of $52,147,000. Compared to 1994 operating income of $31,353,000, 1995 operating margins increased by 66%. Operating margins for this segment have increased primarily as a result of a more favorable sales mix, the increased utilization of plant capacity and the effects of significant additional investment in more productive machinery and equipment. The improvement in 1996 margins was achieved despite production inefficiencies occurring at the Dunkirk, Indiana glass manufacturing plant which resulted from the introduction of new products and manufacturing processes.

Segment Review - Specialty Foods

Net sales of the Specialty Foods segment during fiscal 1996 totaled $329,420,000, a 6% increase over the 1995 total of $309,622,000. Net sales for 1995 were 7% greater than 1994 net sales of $289,734,000. This segment's increased sales are primarily attributable to foodservice customers as sales to these accounts have climbed from 38% of segment sales in 1994 to 44% in 1995 and 45% in 1996.

The segment's retail sales of specialty food products over the last three years have been adversely impacted by increased competitive market conditions, particularly with respect to pourable salad dressings. For 1995, sales were also affected by increased lettuce costs paid by consumers during the latter half of the fiscal year which reduced the demand for salad dressings. Helping to offset these conditions have been various product line extensions, continued geographic expansion and business acquisitions such as the Romanoff caviar product line purchased in July 1993 and the Cardini's salad dressing line acquired in November 1995. Foodservice sales have grown during the last two years as a result of the addition of new customer accounts, the expansion of sales to existing accounts and the development of new products.

Operating income of this segment totaled $35,579,000 in 1996, a 13% decrease from the 1995 total of $40,704,000. Segment operating income for 1995 declined 4% from the 1994 total of $42,542,000. Contributing to this decline has been the increasing proportion of foodservice sales to total segment sales. Such sales typically provide lower operating margins compared to that of sales made to retail customers. Further affecting margins has been a combination of generally higher material costs and pronounced competitive pricing pressures. These latter conditions generally persist into the first quarter of fiscal 1997.

Segment Review - Automotive

Net sales of the Automotive segment for 1996 totaled $228,555,000, an 8% decrease from 1995 net sales that totaled $248,184,000. The 1995 sales level increased 5% from the 1994 total of $235,287,000. The significant growth in new vehicle sales, particularly light trucks and vans, contributed to this segment's 1995 increase. Adversely affecting 1996 sales growth were several factors including a generally sluggish aftermarket environment, a shifting in the floor mat supply arrangements with certain original equipment manufacturers and a decline in the heavy truck and trailer industry to which the Company is a leading supplier of splash guards. This segment's decline was reversed in the fourth quarter of fiscal 1996 as net sales for this segment increased 1% above the comparable period of 1995.

For 1996, operating income of the Automotive segment decreased 34% to $18,561,000 compared to $28,027,000 recorded in 1995. Compared to 1994 operating income of $31,305,000,
the 1995 total decreased by 10%. The 1996 margins were affected by the segment's decline in sales, as well as by lower production levels which resulted in a less efficient absorption of overhead costs. Somewhat offsetting this impact was a decline in most raw material costs related to plastic resins. During 1995, these plastics costs, as well as those related to corrugated, aluminum and rubber significantly increased over the levels present during 1994.

Sales to original equipment manufacturers comprised 43% of total segment sales in 1996 compared to 44% in fiscal 1995 and 45% in 1994. As a result, this segment's sales are sensitive to the overall rate of new vehicle sales. Pricing flexibility associated with original equipment products also continues to remain limited as a result of competitive market conditions. Furthermore, as certain original equipment manufacturers attempt to consolidate the number of direct "Tier 1" suppliers from which they buy, the Company has become a "Tier 2" supplier with respect to selected original equipment products. Sales made under this form of relationship tend be sensitive to the Tier 1 supplier's ongoing assessment of alternative sourcing opportunities and may also be dependent on the continuity of the Tier 1 supplier's relationship with the original equipment manufacturer.

Liquidity and Capital Resources

The financial condition of the Company remained strong through June 30, 1996. Cash generated from operations totaled $84,474,000 in fiscal 1996 compared to $46,725,000 in fiscal 1995. This improvement resulted primarily from increased net income and a reduced need for investment in working capital growth. As has been the case in recent years, cash flow from operations continues to be the primary source of financing the Company's internal growth.

During fiscal 1996, the Company invested a record $50,229,000 in property, plant and equipment. The majority of this investment was utilized to support growth opportunities in the Glassware and Candles segment. The single largest such addition consisted of a new distribution facility which is adjacent to the existing candle manufacturing facility located in Leesburg, Ohio. Within the new facility, the use of automated material handling equipment is anticipated to commence during fiscal 1997. This equipment should provide for enhanced customer service as well as additional distribution efficiencies.

Financing activities of the Company during fiscal 1996 included significant purchases of the Company's common stock. Such purchases totaled $21,457,000 in fiscal 1996 compared to $17,814,000 in fiscal 1995. Additionally, total dividends paid on common stock increased to $19,591,000 in 1996 from $16,486,000 in 1995. This increase resulted from the dividend payout rate between these years increasing 20% from $.55 in fiscal 1995 to $.66 during the past year. The future levels of share purchases and declared dividends are subject to the discretion of the Company's Board of Directors and are generally determined after an assessment is made of various factors such as anticipated earnings levels, cash flow requirements and general business conditions.

The total short- and long-term debt of the Company relative to total capitalization has continued to decline over the last five years as illustrated in the following table:



      Financial Leverage:                June 30, 1996    %(1)         June 30, 1991    %(1)
- ---------------------------------------------------------------------------------------------
      Total short- and long-term debt   $  31,840,000      9%          $  86,548,000     38%

      Total shareholders' equity          323,563,000     91             139,385,000     62
- ---------------------------------------------------------------------------------------------

      Total Capitalization              $ 355,403,000    100%          $ 225,933,000    100%
=============================================================================================

         (1) Expressed as a percentage of total capitalization.

Management believes that this relatively low level of financial leverage provides considerable flexibility as well as the capability to invest in businesses which are considered complementary in function to that of the Company's existing operations. Absent large cash acquisitions, management anticipates that cash flows from operations, combined with the occasional use of short-term borrowings available under discretionary bank lines of credit, will be adequate to meet foreseeable cash requirements.

As would be expected, many of the Company's ongoing business activities are subject to compliance with laws subject to the promulgation and oversight by various Federal, state and local agencies. Principal areas of compliance include environmental matters, workplace and product safety, and income taxes. With respect to environmental matters, the Company will continue to incur costs for regulatory compliance and, upon occasion, remediation. The future level of anticipated expenditures is not expected to increase materially from present levels. Reference is made to Note 12 to the accompanying financial statements for further discussion as to the accounting for such costs.

Impact of Inflation

Generally, on a consolidated basis, material cost changes during 1996 were mixed and moderate. However, markedly lower level of plastic costs benefited the Company during fiscal 1996, particularly within the Automotive segment. Soybean oil, a significant ingredient of the Specialty Foods segment, averaged slightly lower compared to 1995 levels but stayed at levels significantly greater than often present in the years before fiscal 1994. During fiscal 1995, a significant increase in corrugated packaging costs also adversely affected all segments.

The Company generally attempts to adjust its selling prices to offset the effects of increased raw material costs. However, these adjustments have historically been difficult to implement on a timely basis relative to the increase in costs incurred. Minimizing the exposure to such increased costs is the Company's diversity of operations and its ongoing efforts to achieve greater manufacturing and distribution efficiencies through the continuous improvement of work processes.

BUSINESS SEGMENTS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended 1996, 1995 and 1994

The Company operates in three business segments - Specialty Foods, Glassware and Candles, and Automotive. The net sales of each segment are principally domestic. A further description of each business segment follows:

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

Operating income represents net sales less operating expenses related to the business segments. Expenses of a general corporate nature, including interest expense and income taxes, have not been allocated to the business segments. Identifiable assets for each segment include those assets used in its operations and intangible assets allocated to purchased businesses. Corporate assets consist principally of cash, cash equivalents and deferred income taxes.

The 1996 and 1995 capital expenditures of the Specialty Foods segment includes property relating to business acquisitions totaling $213,000 and $36,000, respectively. The 1995 capital expenditures of the Automotive segment includes property relating to business acquisitions totaling $1,500,000.


The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 1996, 1995 and 1994:

(Dollars in Thousands)                     1996            1995            1994
- ------------------------------------------------------------------------------------
NET SALES
  Specialty Foods                       $   329,420       $ 309,622      $ 289,734
  Glassware and Candles                     297,937         237,320        196,711
  Automotive                                228,555         248,184        235,287
- ------------------------------------------------------------------------------------
    Total                               $   855,912       $ 795,126      $ 721,732
====================================================================================
OPERATING INCOME
  Specialty Foods                       $    35,579       $  40,704      $  42,542
  Glassware and Candles                      76,068          52,147         31,353
  Automotive                                 18,561          28,027         31,305
- ------------------------------------------------------------------------------------
    Total                                   130,208         120,878        105,200
  Corporate expenses                         (6,987)         (6,070)        (7,107)
- ------------------------------------------------------------------------------------
    Income Before Income Taxes          $   123,221       $ 114,808      $  98,093
====================================================================================
IDENTIFIABLE ASSETS
  Specialty Foods                       $   102,606       $  79,297      $  71,274
  Glassware and Candles                     205,232         155,484        136,789
  Automotive                                113,003         126,654        108,597
  Corporate                                  14,518          18,469         38,785
- ------------------------------------------------------------------------------------
    Total                               $   435,359       $ 379,904      $ 355,445
====================================================================================
CAPITAL EXPENDITURES
  Specialty Foods                       $     8,856       $   6,582      $   4,516
  Glassware and Candles                      33,038          17,182         11,565
  Automotive                                  8,501           9,473          7,419
  Corporate                                      47              44             32
- ------------------------------------------------------------------------------------
    Total                               $    50,442       $  33,281      $  23,532
====================================================================================
DEPRECIATION AND AMORTIZATION
  Specialty Foods                       $     4,753       $   4,439      $   3,512
  Glassware and Candles                      10,767           9,802         10,027
  Automotive                                  8,749           8,338          8,778
  Corporate                                     130             138             86
- ------------------------------------------------------------------------------------
    Total                               $    24,399       $  22,717      $  22,403
====================================================================================


FIVE YEAR FINANCIAL SUMMARY
Lancaster Colony Corporation and Subsidiaries

(Thousands Except Per Share Figures)         1996            1995           1994           1993            1992
- -------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                  $855,912        $795,126       $721,732       $630,627        $555,793
Gross Margin                               $263,952        $247,942       $232,096       $203,106        $175,226
  Percent of sales                             30.8%           31.2%          32.2%          32.2%           31.5%
Interest Expense                           $  2,875        $  2,736       $  2,849       $  3,625        $  5,584
  Percent of sales                              0.3%            0.3%           0.4%          0.6%             1.0%
Income Before Income Taxes                 $123,221        $114,808       $ 98,093       $ 74,319        $ 53,852
  Percent of sales                             14.4%           14.4%          13.6%          11.8%            9.7%
Taxes Based on Income                      $ 47,086        $ 44,284       $ 38,233       $ 28,094        $ 21,481
Net Income                                 $ 76,135        $ 70,524       $ 59,860       $ 46,225        $ 32,371
  Percent of sales                              8.9%            8.9%           8.3%           7.3%            5.8%
Per Common Share:(1)
  Net income                               $   2.56        $   2.35       $   1.97       $   1.52        $   1.06
  Cash dividends                           $   0.66        $   0.55       $   0.44       $   0.37        $   0.32
- -------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                               $435,359        $379,904       $355,445       $302,050        $289,951
Working Capital                            $203,988        $189,255       $163,546       $126,648        $ 97,007
Property, Plant and Equipment--Net         $139,095        $113,187       $101,570       $ 98,597        $ 99,457
Long-Term Debt                             $ 31,230        $ 31,840       $ 32,933       $ 34,586        $ 39,984
Property Additions                         $ 50,229        $ 31,745       $ 23,532       $ 18,921        $ 17,040
Provision for Depreciation                 $ 22,007        $ 20,440       $ 20,145       $ 19,486        $ 18,821
Shareholders' Equity                       $323,563        $277,148       $236,847       $192,010        $159,416
  Per Common Share(1)                      $  10.94        $   9.29       $   7.83       $   6.34        $   5.25
Weighted Average
  Common Shares Outstanding(1)               29,749          30,038         30,317         30,483          30,502
- -------------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End               14.6            15.2           18.0           18.9            15.5
Current Ratio                                   3.9             4.1            3.2            3.1             2.3
Long-Term Debt as
  a Percent of Shareholders' Equity             9.7%           11.5%          13.9%          18.0%           25.1%
Dividends Paid as a Percent
  of Net Income                                25.7%           23.4%          22.3%          24.5%           30.5%
Return on Average Equity                       25.3%           27.4%          27.9%          26.3%           21.7%
- --------------------------------------------------------------------------------------------------------------------

(1) Adjusted for 4-for-3 stock splits paid July 1994 and April 1993 and the 3-for-2 stock split paid April 1992.

INDEPENDENT AUDITORS' REPORT
To the Shareholders and Directors of Lancaster Colony Corporation

We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Columbus, Ohio
August 28, 1996

CONSOLIDATED STATEMENTS OF INCOME
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1996, 1995 and 1994

                                                                                 Years Ended June 30

                                                                  1996                  1995                1994
- ----------------------------------------------------------------------------------------------------------------------
NET SALES                                                  $    855,912,000       $  795,126,000        $ 721,732,000
COST OF SALES                                                   591,960,000          547,184,000          489,636,000
- ----------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                    263,952,000          247,942,000          232,096,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    138,206,000          131,424,000          131,428,000
- ----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                125,746,000          116,518,000          100,668,000
OTHER INCOME (EXPENSE):
  Interest expense                                               (2,875,000)          (2,736,000)          (2,849,000)
  Interest income and other--net                                    350,000            1,026,000              274,000
- ----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      123,221,000          114,808,000           98,093,000
TAXES BASED ON INCOME                                            47,086,000           44,284,000           38,233,000
- ----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                 $     76,135,000       $   70,524,000        $  59,860,000
======================================================================================================================
NET INCOME PER COMMON SHARE                                           $2.56                $2.35                $1.97
======================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                       29,749,000           30,038,000           30,317,000
======================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Lancaster Colony Corporation and Subsidiaries
As of June 30, 1996 and 1995

                                                                                               June 30
ASSETS                                                                           1996                         1995
- -----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                      $      4,670,000            $    8,239,000
  Receivables (less allowance for doubtful accounts,
     1996--$2,131,000; 1995--$1,947,000)                                         105,403,000                88,416,000
  Inventories:
    Raw materials and supplies                                                    33,148,000                34,020,000
    Finished goods and work in process                                           118,447,000               107,866,000
- -----------------------------------------------------------------------------------------------------------------------
      Total inventories                                                          151,595,000               141,886,000
  Prepaid expenses and other current assets                                       11,674,000                11,226,000
- -----------------------------------------------------------------------------------------------------------------------
         Total current assets                                                    273,342,000               249,767,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                                                82,882,000                73,371,000
  Machinery and equipment                                                        234,013,000               209,154,000
- -----------------------------------------------------------------------------------------------------------------------
      Total cost                                                                 316,895,000               282,525,000
  Less accumulated depreciation                                                  177,800,000               169,338,000
- -----------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment--net                                      139,095,000               113,187,000
OTHER ASSETS:
  Goodwill (net of accumulated amortization,
     1996--$4,562,000; 1995--$3,757,000)                                          20,715,000                13,761,000
  Other Assets                                                                     2,207,000                 3,189,000
- -----------------------------------------------------------------------------------------------------------------------
           TOTAL                                                            $    435,359,000            $  379,904,000
=======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                         $        610,000            $    1,026,000
  Accounts payable                                                                34,303,000                26,322,000
  Accrued liabilities                                                             34,441,000                33,164,000
- -----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                69,354,000                60,512,000
LONG-TERM DEBT--Less current portion                                              31,230,000                31,840,000
OTHER NONCURRENT LIABILITIES                                                       7,714,000                 8,223,000
DEFERRED INCOME TAXES                                                              3,498,000                 2,181,000
SHAREHOLDERS' EQUITY:
  Preferred stock--authorized 2,650,000 shares;
    Outstanding--none
  Common stock--authorized 35,000,000 shares;                                     38,491,000                28,086,000
    Shares outstanding, 1996-- 29,563,401; 1995-- 29,829,000
  Retained earnings                                                              337,153,000               280,538,000
  Foreign currency translation adjustment                                             75,000                   501,000
- -----------------------------------------------------------------------------------------------------------------------
      Total                                                                      375,719,000               309,125,000
  Less:
    Common stock in treasury, at cost                                             50,877,000                29,420,000
    Amount due from ESOP                                                           1,279,000                 2,557,000
- -----------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                              323,563,000               277,148,000
- -----------------------------------------------------------------------------------------------------------------------
           TOTAL                                                            $    435,359,000            $  379,904,000
=======================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1996, 1995 and 1994

                                                                                Years Ended June 30
                                                                         1996           1995            1994
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $76,135,000     $70,524,000     $59,860,000
  Adjustments to reconcile net income
        to net cash provided by operating activities:
    Depreciation and amortization                                     24,399,000      22,717,000      22,403,000
    Provision for losses on accounts receivable                        2,089,000         614,000       1,029,000
    Deferred income taxes and other noncash charges                     (190,000)     (2,086,000)       (437,000)
    Loss on sale of property                                             233,000         235,000         254,000
    Changes in operating assets and liabilities:
      Receivables                                                    (18,478,000)     (7,273,000)    (13,792,000)
      Inventories                                                     (8,982,000)    (23,475,000)    (20,752,000)
      Prepaid expenses and other current assets                          334,000      (1,061,000)        216,000
      Accounts payable and accrued liabilities                         8,934,000     (13,470,000)     12,311,000
- ------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                     84,474,000      46,725,000      61,092,000
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                                     (50,229,000)    (31,745,000)    (23,532,000)
  Acquisitions net of cash acquired                                                   (5,054,000)     (5,438,000)
  Proceeds from sale of property                                       1,784,000       1,002,000         412,000
  Other--net                                                            (638,000)     (1,420,000)     (1,506,000)
- ------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                        (49,083,000)    (37,217,000)    (30,064,000)
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends                                               (19,591,000)    (16,486,000)    (13,378,000)
  Purchase of treasury stock                                         (21,457,000)    (17,814,000)     (7,718,000)
  Payments on long-term debt                                          (1,026,000)     (1,368,000)     (2,149,000)
  Reduction of ESOP debt                                               1,278,000       1,279,000       1,278,000
  Common stock issued, including stock issued upon
     exercise of stock options and related tax benefit                 1,785,000       2,649,000       4,865,000
- ------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                        (39,011,000)    (31,740,000)    (17,102,000)
- ------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   51,000          48,000          (5,000)
- ------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                    (3,569,000)    (22,184,000)     13,921,000
Cash and equivalents at beginning of year                              8,239,000      30,423,000      16,502,000
- ------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                  $ 4,670,000     $ 8,239,000     $30,423,000
==================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1996, 1995 and 1994


                                                                                           Foreign
                                                                                          Currency                           Amount
                                        Outstanding          Common      Retained        Translation       Treasury        due from
                                          Shares              Stock      Earnings        Adjustment          Stock            ESOP
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                    22,716,680      $20,572,000  $179,835,000       $605,000       $ 3,888,000     $5,114,000
Year Ended June 30, 1994 :
  Net income                                                             59,860,000
  Cash dividends--common stock
    ($.4425 per share)                                                  (13,378,000)
  Purchase of treasury shares               (189,000)                                                      7,718,000
  Shares issued upon exercise of stock
    options including related tax benefits   146,340        4,865,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                               95,000
  Reduction of ESOP debt                                                                                                 (1,278,000)
  Translation adjustment                                                                  (165,000)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                    22,674,020       25,437,000   226,412,000        440,000        11,606,000      3,836,000
- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1995 :
  Net income                                                             70,524,000
  Cash dividends--common stock
    ($.55 per share)                                                    (16,465,000)
  Purchase of treasury shares               (530,800)                                                     17,814,000
  Shares issued upon exercise of stock
    options including related tax benefits   130,026        2,649,000
  Shares issued in connection with
    four-for-three stock split             7,555,754
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split                                              (21,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                               88,000
  Reduction of ESOP debt                                                                                                 (1,279,000)
  Translation adjustment                                                                    61,000
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                    29,829,000       28,086,000   280,538,000        501,000        29,420,000      2,557,000
- -----------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1996 :
  Net income                                                             76,135,000
  Cash dividends--common stock
    ($.66 per share)                                                    (19,591,000)
  Purchase of treasury shares               (601,955)                                                     21,457,000
  Shares issued upon exercise of stock
    options including related tax benefits    63,629        1,405,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                               71,000
  Shares issued in business acquisition      272,727        9,000,000
  Reduction of ESOP debt                                                                                                 (1,278,000)
  Translation adjustment                                                                  (426,000)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                    29,563,401      $38,491,000  $337,153,000        $75,000       $50,877,000     $1,279,000
===================================================================================================================================

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

Use of Estimates

The preparation of the consolidated financial statements of the Company in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Property, Plant and Equipment

The Company uses the straight-line method of computing depreciation for financial reporting purposes based on the estimated useful lives of the corresponding assets. Estimated useful lives for land, buildings and improvements range from ten to forty years while machinery and equipment range from three to ten years. For tax purposes, the Company generally computes depreciation using accelerated methods.

Goodwill

For financial reporting purposes goodwill is being amortized over fifteen to forty years, with the exception of $2,243,000 which relates to a company acquired prior to November 1, 1970. Such amount is not being amortized as, in the opinion of management, there has been no diminution in value. Management periodically evaluates the future economic benefit of its recorded goodwill and appropriately adjusts such amounts when determined to have been impaired.

Revenue Recognition

Net sales and related cost of sales are recognized upon shipment of products. Net sales are recorded net of estimated sales discounts and returns.

Per Share Information

Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each period.

On July 20, 1994, a four-for-three stock split was effected whereby one additional common share was issued for each three shares outstanding to shareholders of record on June 20, 1994. Accordingly, net income per common share and all other per share information appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for this split where appropriate.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its cash equivalents with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentration of credit risk with respect to trade accounts receivable is limited by the Company having a large diverse customer base.

Business Segments

The business segments information for 1996, 1995 and 1994 included on page 11 of this Annual Report is an integral part of these financial statements.


2. ACQUISITIONS

During fiscal 1996 the Company acquired all of the common stock of a specialty foods marketer of upscale salad dressings via a stock-for-stock transaction. This transaction resulted in the issuance of approximately 273,000 shares of Lancaster Colony Corporation common stock having a fair market value of approximately $9,000,000 in exchange for cash of $380,000 and other assets and liabilities having a fair market value of $1,718,000 and $825,000, respectively. During fiscal 1995 the Company acquired the net operating assets of automotive and specialty foods entities for cash of approximately $4,500,000 and $554,000, respectively. All such acquisitions were accounted for under the purchase method of accounting and the non-cash aspects of the fiscal 1996 acquisition have been excluded from the accompanying Consolidated Statements of Cash Flows. The results of operations of these entities have been included in the consolidated financial statements from the date of acquisition and are immaterial in relation to the consolidated totals.

3.   INVENTORIES

Inventories are valued at the lower of cost or market. Inventories which comprise approximately 21% and 25% of total inventories at June 30, 1996 and 1995 are costed on a last-in, first-out (LIFO) basis. Inventories which are costed by various other methods approximate actual cost on a first-in, first-out
(FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $14,014,000 and $12,025,000 higher than reported at June 30, 1996 and 1995, respectively.

It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to 10% or less of the combined total of finished goods and work in process inventories at June 30, 1996 and 1995.

4.   SHORT-TERM BANK LOANS

Short-term bank loans (generally for terms not exceeding ninety days) represent unsecured borrowings under various credit arrangements. As of June 30, 1996, 1995 and 1994, the Company had unused lines of credit for short-term borrowings from various banks of $199,000,000, $154,000,000 and $169,000,000, respectively.
The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. As of June 30, 1996 and 1995, the Company had no short-term borrowings under its line of credit arrangements.

5.   ACCRUED LIABILITIES

Accrued liabilities at June 30, 1996 and 1995 are composed of:


 (Dollars in Thousands)                                    1996              1995
- -------------------------------------------------------------------------------------
 Income and other taxes                                  $ 2,297             $ 2,768
 Accrued compensation and employee benefits               22,747              19,533
 Accrued marketing and distribution                        4,894               4,724
 Other                                                     4,503               6,139
- -------------------------------------------------------------------------------------
 Total accrued liabilities                               $34,441             $33,164
=====================================================================================

6.  LONG-TERM DEBT

Long-term debt (including current portion) at June 30, 1996 and 1995 consists of:


(Dollars in Thousands)                                   1996                 1995
- -------------------------------------------------------------------------------------
 Notes payable (8.9%, due in February 2000)              $25,000             $25,000
 Obligations with various industrial development
     authorities-collateralized by real estate
     and equipment:
     Floating rate due in installments to 2005             5,405               5,890
     7%, due in installments to 2003                       1,360               1,500
 Other (2% to 15.6%, due in installments to 1996)             75                 476
- -------------------------------------------------------------------------------------
 Total                                                    31,840              32,866
 Less current portion                                        610               1,026
- -------------------------------------------------------------------------------------
 Long-term debt                                          $31,230             $31,840
=====================================================================================

The net book value of property subject to lien at June 30, 1996 was approximately $2,683,000. No material debt was assumed for the purchase of property additions in 1996, 1995 and 1994. Cash payments for interest were $2,875,000, $2,739,000 and $2,868,000 for 1996, 1995 and 1994, respectively.
Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1996, the Company exceeded this net worth requirement by approximately $88,088,000.


 Long-term debt matures as follows:                     (Dollars in Thousands)
- ------------------------------------------------------------------------------
 Year ending June 30:
   1997                                                              $   610
   1998                                                                  545
   1999                                                                  650
   2000                                                               25,660
   2001                                                                  675
   After 2001                                                          3,700
- ------------------------------------------------------------------------------
    Total                                                            $31,840
==============================================================================

Based on the borrowing rates currently available for long-term debt with similar terms and average maturities, the fair value of total long-term debt is approximately $32,785,000 and $34,566,000 at June 30, 1996 and 1995,
respectively.

7. INCOME TAXES

The Company and its domestic subsidiaries file a consolidated Federal income tax return. Taxes based on income have been provided as follows:


(Dollars in Thousands)                                 1996           1995         1994
- ------------------------------------------------------------------------------------------
Currently payable:
 Federal                                             $40,476        $40,163       $35,441
 State and local                                       5,863          6,425         5,265
- ------------------------------------------------------------------------------------------
Total current provision                               46,339         46,588        40,706
Deferred Federal, state and local provision (credit)     747         (2,304)       (2,473)
- ------------------------------------------------------------------------------------------
Total taxes based on income                          $47,086        $44,284       $38,233
==========================================================================================


Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $427,000, $193,000 and $455,000 for 1996, 1995 and 1994, respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                             1996              1995            1994
- --------------------------------------------------------------------
Statutory rate                35.0%            35.0%           35.0%
State and local income taxes   3.0              3.5             3.3
Change in Federal tax rate                                      0.3
Other                          0.2              0.1             0.4
- --------------------------------------------------------------------
Effective rate                38.2%            38.6%           39.0%
====================================================================

Deferred income taxes recorded in the consolidated balance sheets at June 30, 1996 and 1995 consist of the following:


(Dollars in Thousands)                                     1996                1995
- ------------------------------------------------------------------------------------
Deferred tax assets (liabilities):
  Inventories                                            $4,910              $4,424
  Employee medical and other benefits                     4,525               4,557
  Receivable valuation allowances                         1,545               1,424
  Other accrued liabilities                               1,112               1,482
- ------------------------------------------------------------------------------------
Total deferred tax assets                                12,092              11,887
- ------------------------------------------------------------------------------------
Total deferred tax liabilities - Property and other      (6,390)             (5,468)
- ------------------------------------------------------------------------------------
Net deferred tax asset                                   $5,702              $6,419
====================================================================================

Cash payments for income taxes were $46,547,000, $51,529,000 and $39,354,000 for 1996, 1995 and 1994, respectively.

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

In August 1995, as approved by the Board of Directors the Company purchased 250,000 shares of common stock from the estate of the Chief Executive Officer's father, a founder and former Chairman of the Company. The shares are being held in treasury and were acquired at a purchase price of $35.81 per share, which approximated the quoted closing price of the common stock as of the date of purchase.

9. STOCK OPTIONS

Under terms of an incentive stock option plan approved by the shareholders in November 1995, the Company has reserved 2,000,000 common shares for issuance to qualified key employees. All options granted under the plan are exercisable at prices not less than fair market value as of the date of grant. At June 30, 1996, all such shares were available for future grants under the plan.

The following summarizes for each of the three years in the period ended June 30, 1996 the activity relating to stock options granted under a separate plan that expired in May 1995:


                               Number of                     Option Price
Options                         Shares                Per Share          Total
- --------------------------------------------------------------------------------
Outstanding-June 30, 1993       418,871           $   7.50-28.15      $8,767,000
 Exercised                     (195,119)          $   7.50-25.59      (4,505,000)
 Forfeited                         (729)          $        25.59        (19,000)
- --------------------------------------------------------------------------------
Outstanding-June 30, 1994       223,023           $   7.50-28.15       4,243,000
 Granted                        216,600           $  33.38-36.71       7,236,000
 Exercised                     (130,026)          $   7.50-33.38      (2,544,000)
 Forfeited                       (3,554)          $  25.59-28.15         (99,000)
- --------------------------------------------------------------------------------
Outstanding-June 30, 1995       306,043           $   7.50-36.71       8,836,000
 Exercised                      (80,478)          $   7.50-33.38      (1,674,000)
 Forfeited                       (2,150)          $        33.38         (72,000)
- --------------------------------------------------------------------------------
Outstanding-June 30, 1996       223,415           $  25.59-36.71      $7,090,000
================================================================================


The stock options outstanding at June 30, 1996 expire as follows:


                                                                      Number of
January                                                                 Shares
- -------------------------------------------------------------------------------
 1997                                                                   135,416
 1999                                                                    10,000
 2000                                                                     6,795
 2002                                                                    47,999
 2005                                                                    23,205
- -------------------------------------------------------------------------------
Total                                                                   223,415
- -------------------------------------------------------------------------------

The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting For Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective in fiscal 1997. As permitted by SFAS 123, the Company will continue to account for stock options under APB 25 and provide the necessary disclosures required by SFAS 123 in the notes to its consolidated financial statements.

10. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Pension Plans:

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

Net pension cost relating to these plans for each of the three years in the period ended June 30, 1996 is summarized as follows:


(Dollars in Thousands)                                   1996              1995             1994
- ------------------------------------------------------------------------------------------------
Company sponsored plans-
 Service cost - benefits earned during the period     $   472          $    507          $   556
 Interest cost on projected benefit obligations         1,662             1,507            1,442
 Actual return on pension plan assets                  (2,895)           (2,984)            (460)
 Net amortization and deferrals                           889             1,130           (1,438)
- ------------------------------------------------------------------------------------------------
    Net pension cost for Company plans                    128               160              100
Multiemployer plans                                       806               594              487
- ------------------------------------------------------------------------------------------------
    Net pension cost                                  $   934          $    754          $   587
================================================================================================

The following table summarizes the funded status of the Company's plans at June 30, 1996 and 1995:


(Dollars in Thousands)                                         1996           1995
- ------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Vested benefits                                              $22,743        $22,215
====================================================================================
 Accumulated benefit obligation                               $22,846        $22,223
====================================================================================
Projected benefit obligation                                  $22,846        $22,223
Plan assets at fair value                                      25,803         23,792
- ------------------------------------------------------------------------------------
Excess of assets over projected benefit obligation              2,957          1,569
Unrecognized net gain                                          (2,827)        (1,879)
Unrecognized prior service costs                                1,045          1,103
Remaining unrecognized net transition obligation                  271            303
- ------------------------------------------------------------------------------------
Net recorded pension asset                                     $1,446         $1,096
====================================================================================


The majority of plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $3,476,000, $3,325,000 and $3,296,000 as of June 30, 1996, 1995 and 1994,
respectively. The weighted average discount rates used in determining the projected benefit obligation for 1996, 1995 and 1994 were 7.50%, 7.25% and 7.70%, respectively. The expected long-term rate of return on assets was 9.0% for the three years.

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

As of June 30, 1996, the amount due from the ESOP is recorded as a reduction in shareholders' equity and represents the Company's prepayment of future contributions to the ESOP. This amount will be expensed over the next year. Dividends accumulated on the Company's unallocated common stock held by the ESOP are used to repay the loan to the Company. Accordingly, the pretax expense associated with 1996, 1995 and 1994 totaled $1,077,000, $1,027,000 and
$1,008,000, which is net of dividends of $201,000, $252,000 and $270,000 on the unallocated shares, respectively.

In November 1993, the Accounting Standards Executive Committee issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." This Statement will not effect the Company's accounting treatment of existing shares purchased by the ESOP discussed above. However, any future purchases of the Company's stock by the ESOP will require the adoption of this Statement.

Postretirement Benefits Other Than Pensions:

In addition to pension benefits, the Company also provides certain employees other postretirement benefits including health care and life insurance coverage. As of June 30, 1996, the Company provides such coverage under three active benefit plans of which two relate to collectively bargained benefits. In general, all eligible employees are entitled to receive medical and life insurance benefits upon meeting certain age and service requirements at the time of their retirement.

The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with Statement of Financial Accounting Standards (SFAS) No. 106. Relevant information with respect to these postretirement benefits as of June 30, 1996 and 1995 can be summarized as follows:


(Dollars in Thousands)                                                   1996               1995
- ------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retired participants                                                  $1,920             $1,845
 Fully eligible active plan participants                                  243                280
 Other active plan participants                                           895                992
- ------------------------------------------------------------------------------------------------
   Total                                                                3,058              3,117
Unrecognized net loss from past experience and
 changes in assumptions                                                   (62)              (266)
- ------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                    $2,996             $2,851
================================================================================================
Net postretirement benefit cost:
 Service cost                                                          $  111             $   74
 Interest cost                                                            226                167
- ------------------------------------------------------------------------------------------------
   Total                                                               $  337             $  241
================================================================================================
Estimated effect of 1% increase in assumed medical cost trend rates:
  Increase in accumulated postretirement benefit obligation            $  245             $  248
================================================================================================
  Increase in net periodic postretirement benefit cost                 $   50             $   37
================================================================================================
Assumed weighted average discount rate                                  7.50%              7.25%
================================================================================================

For 1995 and 1996, annual increases in medical costs are initially assumed to total approximately 9% per year and gradually declining to 5% by approximately the year 2003.

The Company and certain of its subsidiaries participate in two multiemployer plans that provide various postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $1,463,000, $1,174,000 and $996,000 in 1996, 1995 and 1994, respectively.

11. COMMITMENTS

The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2002. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands):
1997-$4,737; 1998-$3,530; 1999-$1,312; 2000-$453; 2001-$217; thereafter-$86.

Total rent expense, including short-term cancelable leases, during 1996, 1995 and 1994 is summarized as follows:


(Dollars in thousands)                               1996                1995              1994
- ------------------------------------------------------------------------------------------------
Operating leases:
  Minimum rentals                                  $4,393               $4,225            $4,006
  Contingent rentals                                  579                  457               306
Short-term cancelable leases                        2,330                2,288             1,550
- ------------------------------------------------------------------------------------------------
Total                                              $7,302               $6,970            $5,862
- ------------------------------------------------------------------------------------------------

12. CONTINGENCIES AND ENVIRONMENTAL MATTERS

At June 30, 1996, the Company is a party to various legal and environmental matters which have arisen in the ordinary course of business. Such matters did not have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's future consolidated financial position or results of operations.

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

SELECTED QUARTERLY FINANCIAL DATA
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1996 and 1995



(Thousands Except             Net             Gross            Net              Earnings               Stock Prices   Dividends Paid
 Per Share Figures)          Sales            Margin          Income           Per Share            High          Low      Per Share
- ------------------------------------------------------------------------------------------------------------------------------------
1996
First quarter              $200,902         $ 59,319          $15,408             $ .52           $37.750      $33.500         $.15
Second quarter              239,055           75,621           22,369               .75            38.000       31.000          .17
Third quarter               200,459           60,308           17,767               .60            39.250       36.250          .17
Fourth quarter              215,496           68,704           20,591               .69            38.500       33.000          .17
- ------------------------------------------------------------------------------------------------------------------------------------
   Year                    $855,912         $263,952          $76,135             $2.56           $39.250      $31.000         $.66
====================================================================================================================================
1995
First quarter              $189,130         $ 57,016          $15,320             $ .51           $39.250      $32.750         $.12
Second quarter              225,248           69,944           19,981               .66            35.625       28.250          .14
Third quarter               191,975           59,205           16,413               .55            36.750       28.750          .14
Fourth quarter              188,773           61,777           18,810               .63            37.250       34.000          .15
- ------------------------------------------------------------------------------------------------------------------------------------
   Year                    $795,126         $247,942          $70,524             $2.35           $39.250      $28.250         $.55
====================================================================================================================================

Lancaster Colony common shares are traded in the Nasdaq National Market System (Nasdaq Symbol: LANC). Stock quotations were obtained from the National Association of Securities Dealers. The number of shareholders as of August 30, 1996 was approximately 9,000.