Form 10-K, Exhibit 13
period 1997-06-30
LANCASTER COLONY CORP
filed 1997-09-24
CIK 57515

                                                                   Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                Of Results of Operations and Financial Condition


Review of Consolidated Operations

Consolidated net sales for fiscal 1997 totaled $922,813,000, which was a record high and an 8% increase above fiscal 1996 net sales of $855,912,000. Leading this increase in consolidated net sales was the Glassware and Candles segment, which achieved a 13% growth in its net sales stemming primarily from greater unit sales of its Candle-lite product lines. The Company's Specialty Foods and Automotive segments also contributed increased net sales. Generally, on a corporate basis, competitive conditions have minimized the effect of any year over year increases in unit selling prices. Increased sales of the Glassware and Candles segment were also primarily responsible for fiscal 1996 consolidated net sales increasing 8% over the fiscal 1995 total of $795,126,000.

Benefiting from the increase in sales, consolidated net income also attained a record high during fiscal 1997 and totaled $88,706,000. Net income for 1997 was 17% above the fiscal 1996 total of $76,135,000. Similarly, 1996 net income increased 8% over the fiscal 1995 total of $70,524,000.

The relative proportion of sales and operating income contributed by each of the Company's operating segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the operating segments over each of the last three years:

Segment Sales Mix(1):                   1997     1996     1995
-------------------------------------------------------------------------
Specialty Foods                          38%      38%      39%
Glassware and Candles                    36%      35%      30%
Automotive                               26%      27%      31%

Operating Income(2):
-------------------------------------------------------------------------
Specialty Foods                          13%      11%      13%
Glassware and Candles                    24%      26%      22%
Automotive                                9%       8%      11%

(1) Expressed as a percentage of consolidated net sales.
(2) Expressed as a percentage of the related segment's net sales.

The Company's consolidated gross margin increased to 31.5% of net sales in 1997 compared to 30.8% in 1996 and 31.2% in 1995. This increase was largely the result of improved Specialty Foods margins as influenced by such factors as a more beneficial sales mix and lower raw material costs. Automotive margins also improved slightly on higher production volumes. During 1997, the Glassware and Candles segment experienced a decline in margins resulting from increases in certain raw material costs and production inefficiencies. Compared to 1995, the 1996 margins were adversely affected in the Specialty Foods segment by higher raw material costs and a less favorable sales mix.

For 1997, total selling, general and administrative expenses of $146,403,000 increased 6% over the 1996 total of $138,206,000. This increase is similar in size to the 1996 increase of 5% over the 1995 total of $131,424,000 for such expenses. These increases generally result from the effects of higher sales volumes.

The foregoing factors contributed to consolidated operating income in 1997 increasing by 15% to $144,359,000 compared to $125,746,000 recorded in 1996. The prior year's operating income had increased 8% over the 1995 total of $116,518,000.

Stated as a percentage of pretax income, the Company's effective tax rate declined slightly to 37.7% compared to 38.2% in 1996 and 38.6% in 1995.

Earnings per share of $3.02 increased $.46 in 1997 over 1996, an improvement of 18%. Similarly, 1996 earnings per share of $2.56 increased $.21, or 9%, over the 1995 total of $2.35. In addition to the increased levels of corporate earnings, earnings per share have been beneficially affected by the Company's share repurchases that have totaled in excess of 1,800,000 shares over the three-year period ended June 30, 1997.

Segment Review - Glassware and Candles

This segment continued to experience significant internally generated growth with net sales in 1997 totaling $336,200,000 which was a 13% increase over the 1996 total of $297,937,000. Net sales in 1996 increased 26% over the $237,320,000 recorded in 1995. Throughout this period, the sales of candles and related products have been principally responsible for this growth. Of particular note is the volume generated by wax-filled glass products for which much of the related glassware is also produced by

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


this segment. Growth in 1997 was assisted by a significant increase in sales of private label wax-filled candle products.

Operating income recorded during 1997 totaled $81,455,000, exceeding the 1996 total of $76,068,000 by 7%. This increase is primarily attributable to the effect of increased sales volumes. Offsetting this effect were such factors as a less favorable sales mix, higher wax and natural gas costs and certain production inefficiencies occurring in both the candle and glassware manufacturing operations.

Compared to 1995 operating income of $52,147,000, the corresponding total for 1996 increased by 46%. This improvement was generated by increased volume, a more favorable sales mix, the increased utilization of plant capacity and the effect of significant additional investment in more productive machinery and equipment.

Segment Review - Specialty Foods

Record net sales of the Specialty Foods segment during fiscal 1997 of $351,012,000 increased 7% over the $329,420,000 achieved in 1996. Compared to 1995 sales of $309,622,000, 1996 sales had increased 6%. The majority of this segment's sales continue to be made to retail customers as is reflected in the following table:

                                        1997      1996     1995
-------------------------------------------------------------------------
Proportion of retail sales               55%       55%      56%
Proportion of foodservice sales          45%       45%      44%

Sales made into retail distribution channels during the last two years have increased as a result of greater volume of products sold in produce departments, increased private label sales and the growth in product lines sold through specialty distributors. The November 1995 purchase of the Cardini lines of food products significantly contributed to the growth of the latter category of products. Sales of non-refrigerated, pourable dressings have declined during this period as a result of new market entrants and heightened competitive pricing pressures. Foodservice sales have also improved during this period as influenced by the expansion of sales to both national restaurant chains and to wholesale distributors.

This segment enjoyed a recovery in operating margins during 1997 as operating income totaled $47,308,000, which was 13% of segment sales. The current year's income increased 33% above the 1996 operating income of $35,579,000, which represented 11% of net sales. Compared to this segment's 1995 operating income of $40,704,000, the 1996 total reflected a 13% decrease.

Reflecting this segment's reliance of raw materials having price volatility, a generally broad-based reduction in raw material costs contributed to the improvements in fiscal 1997 margins. One of the raw materials significantly influencing this trend was soybean oil, which had its cost return to more historic norms after having spent three years at considerably higher levels.
The 1997 margins were also positively affected by an improved sales mix as well as capital improvements completed in calendar 1996 which provided notable improvements in certain operating efficiencies. Factors, which led to the decline in 1996 margins compared to 1995, included generally higher raw material costs, a less favorable sales mix and increased competitive pricing pressures.

Segment Review - Automotive

After a year of sales decline, the Automotive segment recorded a 3% increase in sales during 1997 compared to 1996. Sales during these past two years totaled $235,601,000 and $228,555,000, respectively. Compared to 1995 sales totaling $248,184,000, this segment's 1996 sales decreased 8%. Sales of automotive floor mats and aluminum truck and van accessories led the 1997 increase. Offsetting this increase was a decline in the sales of truck bed liners as a result of competitive market conditions reflecting increased industry capacity and eroding prices. Sales during fiscal 1996 were adversely affected by

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


several factors including a shifting in the floor mat supply arrangements with certain original equipment manufacturers and a decline in the heavy truck and trailer industry to which the company is a leading supplier of splash guards.

An improved sales mix, greater production efficiencies and generally lower raw material costs assisted this segment's operating income to increase by 9% during fiscal 1997 and total $20,310,000 compared to $18,561,000 in 1996. Increased plastic costs in 1997 mitigated this improvement. The operating income recorded in 1996 decreased by 34% from the $28,027,000 achieved in 1995. Contributing to this decline were the decline in sales and less efficient overhead absorption resulting from lower production volumes. Plastic costs, however, during 1996 were significantly lower than during much of 1995.

This segment's sales to original equipment manufacturers ("OEMs") are made both directly to the OEMs and indirectly through a third party, "Tier 1" supplier. Such sales are sensitive to the overall rate of new vehicle sales as well as the Tier 1 supplier's ongoing ability to maintain its relationship with the OEMs. Additionally, the extent of pricing flexibility associated with these sales continues to be particularly limited. During 1997, sales to OEMs comprised 44% of this segment's sales compared to 43% and 44% in 1996 and 1995, respectively.

Liquidity and Capital Resources

The Company's last seven years of increasing profitability has served to provide a basis for improved cash flows and a strong financial condition at June 30, 1997. Compared to the fiscal 1996 total of $84,474,000, net cash provided by operating activities in fiscal 1997 increased by 34% to total $113,461,000. Similarly, in 1996, such cash generated from operations increased 81% from the $46,725,000 in fiscal 1995. Increased net income and reduced needs for investments in working capital growth during this three-year period contributed to this improvement. This cash flow generated from operations remains the primary source of financing the Company's internal growth.

Investments in property, plant and equipment during 1997 totaled $37,528,000. As has been the case over the last three years, the majority of these expenditures went to the Glassware and Candles segment to support its recent strong growth. Total expenditures during 1996 of $50,229,000 included funding for a new distribution facility which is located adjacent to the existing candle manufacturing facility located in Leesburg, Ohio. A similarly sized expansion of this new facility is anticipated to be completed during fiscal 1998 to support this segment's growth. Additionally, during July 1997, the Company acquired the outstanding stock of Chatham Village Foods, Inc., a manufacturer and marketer of croutons and related products. The total of cash paid and debt assumed by the Company in consummating this acquisition exceeded $20,000,000.

Among significant financing activities conducted during 1997 was the purchase of $29,554,000, or 692,000 shares, of the Company's common stock. Total dividend payments for 1997 were $21,114,000, which was 8% greater than the 1996 total of $19,591,000. This increase reflects the higher dividend payout rate of $.72 present during 1997 as compared to $.66 during 1996. The future levels of share purchases and declared dividends continue to be subject to periodic review of the Company's Board of Directors and are generally determined after an assessment is made of such factors as anticipated earnings levels, cash flow requirements and general business conditions.

The Company's debt to total capital ratio was 8% at June 30, 1997 compared to 9% at June 30, 1996. This relatively low level of debt provides the Company with considerable flexibility to acquire businesses complementary in function to that of the Company's existing operations. It is anticipated that adequate borrowings will continue to be available under discretionary bank lines of credit to meet any foreseeable cash requirements not otherwise met by cash generated from operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various Federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance and, upon occasion, remediation. Such costs have not been, and are not anticipated to become, material. See Note 12 to the accompanying financial statements for further discussion as to the accounting for such costs.

Impact of Inflation

On a consolidated basis, material cost changes during both 1997 and 1996 were mixed and generally moderate. However, a markedly lower level of food commodity costs were present in the latter half of 1997 while plastics, wax and natural gas costs were prevalently higher throughout the year. Reduced plastic costs benefited the Company during fiscal 1996, particularly within the Automotive segment. During 1996, soybean oil, a significant ingredient of the Specialty Foods segment, also averaged slightly lower from 1995 levels.

The Company generally attempts to adjust its selling prices to offset the effects of increased raw material costs. However, these adjustments have historically been difficult to implement on a timely basis relative to the increase in costs incurred. The Company's diversity of operations and its ongoing efforts to achieve greater manufacturing and distribution efficiencies through the improvement of work processes minimizes the exposure to such increased costs.

                               BUSINESS SEGMENTS
                 Lancaster Colony Corporation and Subsidiaries
                    For the Years Ended 1997, 1996 and 1995


The Company operates in three business segments - Specialty Foods, Glassware and Candles, and Automotive. The net sales of each segment are principally domestic. A further description of each business segment follows:

SPECIALTY FOODS--includes production and marketing of a family of pourable and refrigerated produce salad dressings, croutons, sauces, refrigerated produce vegetable dips, chip dips, dairy snacks and desserts, dry and frozen egg noodles, caviar, frozen ready-to-bake pies and frozen hearth-baked breads. The salad dressings, sauces and frozen bread products are sold to both retail and foodservice markets. The remaining products of this business segment are primarily directed to retail markets.

GLASSWARE AND CANDLES--includes the production and marketing of table and giftware consisting of domestic glassware, both machine pressed and machine blown; imported glassware; candles in all popular sizes, shapes and scents; potpourri and related scented products; industrial glass and lighting components; and glass floral containers. This segment's products are sold primarily to mass merchandisers, discount and department stores.

AUTOMOTIVE--includes production and marketing of rubber, vinyl and carpet-on-rubber car mats for original equipment manufacturers, importers and for the auto aftermarket; truck and trailer splash guards; pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories.

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

The following sets forth certain financial information attributable to the Company's business segments for the three years ended
June 30, 1997, 1996 and 1995:

(Dollars in Thousands)                     1997            1996            1995
-----------------------------------------------------------------------------------
Net Sales
  Specialty Foods                          $351,012        $329,420       $309,622
  Glassware and Candles                     336,200         297,937        237,320
  Automotive                                235,601         228,555        248,184
-----------------------------------------------------------------------------------
    Total                                  $922,813        $855,912       $795,126
===================================================================================
Operating Income
  Specialty Foods                          $ 47,308        $ 35,579       $ 40,704
  Glassware and Candles                      81,455          76,068         52,147
  Automotive                                 20,310          18,561         28,027
-----------------------------------------------------------------------------------
    Total                                   149,073         130,208        120,878
  Corporate expenses                         (6,614)         (6,987)        (6,070)
-----------------------------------------------------------------------------------
    Income Before Income Taxes             $142,459        $123,221       $114,808
===================================================================================
Identifiable Assets
  Specialty Foods                          $ 95,130        $102,606       $ 79,297
  Glassware and Candles                     235,154         205,232        155,484
  Automotive                                110,525         113,003        126,654
  Corporate                                  43,585          14,518         18,469
-----------------------------------------------------------------------------------
    Total                                  $484,394        $435,359       $379,904
===================================================================================
Capital Expenditures
  Specialty Foods                          $  4,625        $  8,856       $  6,582
  Glassware and Candles                      21,986          33,038         17,182
  Automotive                                 10,817           8,501          9,473
  Corporate                                     100              47             44
-----------------------------------------------------------------------------------
    Total                                  $ 37,528        $ 50,442       $ 33,281
===================================================================================
Depreciation and Amortization
  Specialty Foods                          $  5,546        $  4,753       $  4,439
  Glassware and Candles                      12,520          10,767          9,802
  Automotive                                  8,814           8,749          8,338
  Corporate                                     101             130            138
-----------------------------------------------------------------------------------
    Total                                  $ 26,981        $ 24,399       $ 22,717
===================================================================================

                          FIVE YEAR FINANCIAL SUMMARY


                 Lancaster Colony Corporation and Subsidiaries


(Thousands Except Per Share Figures)           1997            1996           1995          1994            1993
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                    $922,813        $855,912       $795,126      $721,732        $630,627
Gross Margin                                 $290,762        $263,952       $247,942      $232,096        $203,106
  Percent of sales                               31.5%           30.8%          31.2%         32.2%           32.2%
Interest Expense                             $  2,596        $  2,875       $  2,736      $  2,849        $  3,625
  Percent of sales                                0.3%            0.3%           0.3%          0.4%            0.6%
Income Before Income Taxes                   $142,459        $123,221       $114,808      $ 98,093        $ 74,319
  Percent of sales                               15.4%           14.4%          14.4%         13.6%           11.8%
Taxes Based on Income                        $ 53,753        $ 47,086       $ 44,284      $ 38,233        $ 28,094
Net Income                                   $ 88,706        $ 76,135       $ 70,524      $ 59,860        $ 46,225
  Percent of sales                                9.6%            8.9%           8.9%          8.3%            7.3%
Per Common Share:(1)
  Net income                                 $   3.02        $   2.56       $   2.35      $   1.97        $   1.52
  Cash dividends                             $   0.72        $   0.66       $   0.55      $   0.44        $   0.37
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                                 $484,394        $435,359       $379,904      $355,445        $302,050
Working Capital                              $235,079        $203,988       $189,255      $163,546        $126,648
Property, Plant and Equipment--Net           $151,309        $139,095       $113,187      $101,570        $ 98,597
Long-Term Debt                               $ 30,685        $ 31,230       $ 31,840      $ 32,933        $ 34,586
Property Additions                           $ 37,528        $ 50,229       $ 31,745      $ 23,532        $ 18,921
Provision for Depreciation                   $ 24,732        $ 22,007       $ 20,440      $ 20,145        $ 19,486
Shareholders' Equity                         $368,000        $323,563       $277,148      $236,847        $192,010
  Per Common Share(1)                        $  12.68        $  10.94       $   9.29      $   7.83        $   6.34
Weighted Average
  Common Shares Outstanding(1)                 29,405          29,749         30,038        30,317          30,483
----------------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End                 16.0            14.6           15.2          18.0            18.9
Current Ratio                                     4.2             3.9            4.1           3.2             3.1
Long-Term Debt as
  a Percent of Shareholders' Equity               8.3%            9.7%          11.5%         13.9%           18.0%
Dividends Paid as a Percent
  of Net Income                                  23.8%           25.7%          23.4%         22.3%           24.5%
Return on Average Equity                         25.7%           25.3%          27.4%         27.9%           26.3%
----------------------------------------------------------------------------------------------------------------------

(1)  Adjusted for 4-for-3 stock splits paid July 1994 and April 1993.

                          INDEPENDENT AUDITORS' REPORT


       To the Shareholders and Directors of Lancaster Colony Corporation


We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


/S/ DELOITTE & TOUCHE LLP

Columbus, Ohio
August 26, 1997

                       CONSOLIDATED STATEMENTS OF INCOME


                 Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1997, 1996 and 1995


                                                                                 Years Ended June 30
                                                                  1997                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
NET SALES                                                      $922,813,000         $855,912,000         $795,126,000
COST OF SALES                                                   632,051,000          591,960,000          547,184,000
---------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                    290,762,000          263,952,000          247,942,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    146,403,000          138,206,000          131,424,000
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                144,359,000          125,746,000          116,518,000
OTHER INCOME (EXPENSE):
  Interest expense                                               (2,596,000)          (2,875,000)          (2,736,000)
  Interest income and other--net                                    696,000              350,000            1,026,000
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      142,459,000          123,221,000          114,808,000
TAXES BASED ON INCOME                                            53,753,000           47,086,000           44,284,000
===========================================================================================================================
NET INCOME                                                     $ 88,706,000         $ 76,135,000         $ 70,524,000
===========================================================================================================================
NET INCOME PER COMMON SHARE                                           $3.02                $2.56                $2.35
===========================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                       29,405,000           29,749,000           30,038,000
===========================================================================================================================

See Notes to Consolidated Financial Statements

                          CONSOLIDATED BALANCE SHEETS


                 Lancaster Colony Corporation and Subsidiaries
                          As of June 30, 1997 and 1996


                                                                                               June 30
ASSETS                                                                           1997                         1996
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                          $ 32,109,000              $  4,670,000
  Receivables (less allowance for doubtful accounts,
     1997-- $2,861,000; 1996--$2,131,000)                                        102,457,000               105,403,000
  Inventories:
    Raw materials and supplies                                                    42,339,000                33,148,000
    Finished goods and work in process                                           118,912,000               118,447,000
---------------------------------------------------------------------------------------------------------------------------
      Total inventories                                                          161,251,000               151,595,000
  Prepaid expenses and other current assets                                       12,966,000                11,674,000
---------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                    308,783,000               273,342,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                                                89,232,000                82,882,000
  Machinery and equipment                                                        248,069,000               234,013,000
---------------------------------------------------------------------------------------------------------------------------
      Total cost                                                                 337,301,000               316,895,000
  Less accumulated depreciation                                                  185,992,000               177,800,000
---------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment--net                                      151,309,000               139,095,000
OTHER ASSETS:
  Goodwill (net of accumulated amortization,
     1997-- $5,438,000; 1996--$4,562,000)                                         19,810,000                20,715,000
  Other Assets                                                                     4,492,000                 2,207,000
---------------------------------------------------------------------------------------------------------------------------
          TOTAL                                                                 $484,394,000              $435,359,000
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                             $    545,000              $    610,000
  Accounts payable                                                                33,203,000                34,303,000
  Accrued liabilities                                                             39,956,000                34,441,000
---------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                73,704,000                69,354,000
LONG-TERM DEBT--Less current portion                                              30,685,000                31,230,000
OTHER NONCURRENT LIABILITIES                                                       7,895,000                 7,714,000
DEFERRED INCOME TAXES                                                              4,110,000                 3,498,000
SHAREHOLDERS' EQUITY:
  Preferred stock--authorized 2,650,000 shares;
    Outstanding--none
  Common stock--authorized 35,000,000 shares;
    Shares outstanding, 1997--29,016,836; 1996--29,563,401                        43,573,000                38,491,000
  Retained earnings                                                              404,783,000               337,153,000
  Foreign currency translation adjustment                                             75,000                    75,000
---------------------------------------------------------------------------------------------------------------------------
      Total                                                                      448,431,000               375,719,000
  Less:
    Common stock in treasury, at cost                                             80,431,000                50,877,000
    Amount due from ESOP                                                                                     1,279,000
---------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                              368,000,000               323,563,000
---------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                                $484,394,000              $435,359,000
===========================================================================================================================

See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1997, 1996 and 1995


                                                                                       Years Ended June 30
                                                                          1997                1996              1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $ 88,706,000        $ 76,135,000     $70,524,000
  Adjustments to reconcile net income
        to net cash provided by operating activities:
    Depreciation and amortization                                        26,981,000          24,399,000      22,717,000
    Provision for losses on accounts receivable                           1,813,000           2,089,000         614,000
    Deferred income taxes and other noncash charges                        (669,000)           (190,000)     (2,086,000)
    Loss on sale of property                                                530,000             233,000         235,000
    Changes in operating assets and liabilities:
      Receivables                                                         1,133,000         (18,478,000)     (7,273,000)
      Inventories                                                        (9,656,000)         (8,982,000)    (23,475,000)
      Prepaid expenses and other current assets                             208,000             334,000      (1,061,000)
      Accounts payable and accrued liabilities                            4,415,000           8,934,000     (13,470,000)
---------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                       113,461,000          84,474,000      46,725,000
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                                        (37,528,000)        (50,229,000)    (31,745,000)
  Acquisitions net of cash acquired                                                                          (5,054,000)
  Proceeds from sale of property                                             52,000           1,784,000       1,002,000
  Other--net                                                             (3,629,000)           (638,000)     (1,420,000)
---------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                           (41,105,000)        (49,083,000)    (37,217,000)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends                                                  (21,114,000)        (19,591,000)    (16,486,000)
  Purchase of treasury stock                                            (29,554,000)        (21,457,000)    (17,814,000)
  Payments on long-term debt                                               (610,000)         (1,026,000)     (1,368,000)
  Reduction of ESOP debt                                                  1,279,000           1,278,000       1,279,000
  Common stock issued, including stock issued upon
     exercise of stock options and related tax benefit                    5,082,000           1,785,000       2,649,000
---------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                           (44,917,000)        (39,011,000)    (31,740,000)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          51,000          48,000
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                       27,439,000         (3,569,000)     (22,184,000)
Cash and equivalents at beginning of year                                 4,670,000           8,239,000      30,423,000
---------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                    $ 32,109,000        $  4,670,000    $  8,239,000
===========================================================================================================================

See Notes to Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1997, 1996 and 1995


                                                                                      Foreign
                                                                                     Currency                     Amount
                                        Outstanding      Common        Retained     Translation    Treasury      due from
                                          Shares          Stock        Earnings     Adjustment       Stock          ESOP
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                    22,674,020  $25,437,000    $226,412,000    $440,000    $11,606,000   $3,836,000
Year Ended June 30, 1995 :
  Net income                                                           70,524,000
  Cash dividends--common stock
    ($.55 per share)                                                  (16,465,000)
  Purchase of treasury shares               (530,800)                                             17,814,000
  Shares issued upon exercise of stock
    options including related tax benefits   130,026    2,649,000
  Shares issued in connection with
    four-for-three stock split             7,555,754
  Cash paid in lieu of fractional
    shares in connection with
    four-for-three stock split                                            (21,000)
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                             88,000
  Reduction of ESOP debt                                                                                       (1,279,000)
  Translation adjustment                                                               61,000
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                    29,829,000   28,086,000     280,538,000     501,000     29,420,000    2,557,000
---------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1996 :
  Net income                                                           76,135,000
  Cash dividends--common stock
    ($.66 per share)                                                  (19,591,000)
  Purchase of treasury shares               (601,955)                                             21,457,000
  Shares issued upon exercise of stock
    options including related tax benefits    63,629    1,405,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                             71,000
  Shares issued in business acquisition      272,727    9,000,000
  Reduction of ESOP debt                                                                                       (1,278,000)
  Translation adjustment                                                             (426,000)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                    29,563,401   38,491,000     337,153,000      75,000     50,877,000    1,279,000
---------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1997 :
  Net income                                                           88,706,000
  Cash dividends--common stock
    ($.72 per share)                                                  (21,114,000)
  Purchase of treasury shares               (691,882)                                             29,554,000
  Shares issued upon exercise of stock
    options including related tax benefits   145,317    5,082,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                             38,000
  Reduction of ESOP debt                                                                                       (1,279,000)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                    29,016,836  $43,573,000    $404,783,000      $75,000   $80,431,000
===========================================================================================================================

See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 Lancaster Colony Corporation and Subsidiaries


    1.   SUMMARY OF SIGNIFICANT   PRINCIPLES OF CONSOLIDATION
           ACCOUNTING POLICIES
                                  The accompanying consolidated financial
                                  statements include the accounts of Lancaster
                                  Colony Corporation and its wholly-owned
                                  subsidiaries, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

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

                                  PROPERTY, PLANT AND EQUIPMENT

                                  The Company uses the straight-line method of computing depreciation for financial reporting purposes based on the estimated useful lives of the corresponding assets. Estimated useful lives for buildings and improvements range from ten to forty years while machinery and equipment range from three to ten years. For tax purposes, the Company generally computes depreciation using accelerated methods.

                                  GOODWILL

                                  For financial reporting purposes goodwill is being amortized over ten to forty years, with the exception of $2,243,000 which relates to a company acquired prior to November 1, 1970. Such amount is not being amortized as, in the opinion of management, there has been no diminution in value. Management periodically evaluates the future economic benefit of its recorded goodwill and other long-term assets and appropriately adjusts such amounts when determined to have been impaired based on the difference between the fair value of the asset and its carrying amount.

                                  REVENUE RECOGNITION

                                  Net sales and related cost of sales are
                                  recognized upon shipment of products. Net sales are recorded net of estimated sales discounts and returns.

                                  PER SHARE INFORMATION

                                  Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each period. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which when adopted, will replace the current methodology for calculating and presenting earnings per share under the Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share." Under SFAS No. 128, companies with complex capital structures will be required to present basic earnings per share and diluted earnings per share while companies with simple capital structures will only be required to present basic earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to the current computation of fully diluted earnings per share required under APB Opinion No. 15. The standard, which is effective for financial statements for periods ending after December 15, 1997, including interim periods, requires restatement of all prior-period earnings per share data. Earlier application is not permitted. The presentation required by SFAS No. 128 will not materially differ from the current presentation of earnings per share.

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

                                  BUSINESS SEGMENTS

                                  The business segments information for 1997, 1996 and 1995 included on page 11 of this Annual Report is an integral part of these financial statements. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards to be utilized by public business enterprises in reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures regarding products and services, geographic areas and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," and amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries" and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting."

                                  The Statement will be effective for the
                                  Company for fiscal 1999 and will require comparative information for earlier years. Interim financial information will not be required during the initial year of application, however comparative interim financial information will be required for interim periods in the second year of application. Management has not yet completed its analysis of this Statement as to its impact on the Company's financial disclosures.

    2.   ACQUISITIONS             During fiscal 1996, the Company acquired all
                                  of the common stock of a specialty foods marketer of upscale salad dressings via a stock-for-stock transaction. This transaction resulted in the issuance of approximately
                                  273,000 shares of Lancaster Colony Corporation common stock having a fair market value of approximately $9,000,000 in exchange for cash of $380,000 and other assets and liabilities having a fair market value of $1,718,000 and $825,000, respectively. This acquisition was accounted for under the purchase method of accounting and the non-cash aspects have been excluded from the accompanying Consolidated
                                  Statements of Cash Flows. The results of operations of this entity have been included in the consolidated financial statements from the date of acquisition and are immaterial in relation to the consolidated totals.

    3.   INVENTORIES              Inventories are valued at the lower of cost
                                  or market. Inventories which comprise
                                  approximately 21% of total inventories at June
                                  30, 1997 and 1996 are costed on a last-in, first-out (LIFO) basis. Inventories which are costed by various other methods approximate actual cost on a first-in, first-out (FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $14,704,000 and $14,014,000 higher than reported at June
                                  30, 1997 and 1996, respectively.

                                  It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to less than 10% of the combined total of finished goods and work in process inventories at June 30, 1997 and 1996.

    4.   SHORT-TERM BORROWINGS    As of June 30, 1997, 1996, and 1995, the
                                  Company had unused lines of credit for
                                  short-term borrowings from various banks of $174,000,000, $199,000,000 and $154,000,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. As of June 30, 1997 and 1996, the Company had no short-term borrowings under its line of credit arrangements.

    5.   ACCRUED LIABILITIES      Accrued liabilities at June 30, 1997 and
                                  1996 are composed of:

                                       (Dollars in Thousands)                            1997            1996
                                  -----------------------------------------------------------------------------
                                       Income and other taxes                          $  2,496       $  2,297
                                       Accrued compensation and employee benefits        25,103         22,747
                                       Accrued marketing and distribution                 8,037          4,894
                                       Other                                              4,320          4,503
                                  -----------------------------------------------------------------------------
                                       Total accrued liabilities                        $39,956        $34,441
                                  =============================================================================

    6.   LONG-TERM DEBT           Long-term debt (including current portion)
                                  at June 30, 1997 and 1996 consists of:


                                       (Dollars in Thousands)                          1997        1996
                                  -----------------------------------------------------------------------
                                       Notes payable (8.9%, due in February 2000)    $25,000     $25,000
                                       Obligations with various industrial
                                           development authorities-collateralized
                                           by real estate and equipment:
                                             Floating rate due in installments
                                                 to 2005                               5,010       5,405
                                             7%, due in installments to 2003           1,220       1,360
                                       Other (5% to 15.6%, due in installments
                                           to 1996)                                                   75
                                  -----------------------------------------------------------------------
                                       Total                                          31,230      31,840
                                       Less current portion                              545         610
                                  -----------------------------------------------------------------------
                                       Long-term debt                                $30,685     $31,230
                                  =======================================================================

                                  The net book value of property subject to lien at June 30, 1997 was approximately $2,496,000. No material debt was assumed for the purchase of property additions in 1997, 1996 and 1995. Cash payments for interest were $2,603,000, $2,875,000 and $2,739,000 for 1997, 1996 and
                                  1995, respectively. Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1997, the Company exceeded this net worth requirement by approximately $95,015,000.

                                       Long-term debt matures as follows:              (Dollars in Thousands)
                                  ---------------------------------------------------------------------------
                                       Year ending June 30:
                                         1998                                                  $   545
                                         1999                                                      650
                                         2000                                                   25,660
                                         2001                                                      675
                                         2002                                                      685
                                         After 2002                                              3,015
                                  ---------------------------------------------------------------------------
                                          Total                                                $31,230
                                  ===========================================================================

                                  Based on the borrowing rates currently
                                  available for long-term debt with similar terms and average maturities, the estimated fair value of total long-term debt is approximately $32,179,000 and $32,785,000 at
                                  June 30, 1997 and 1996, respectively.

    7.   INCOME TAXES             The Company and its domestic subsidiaries
                                  file a consolidated Federal income tax
                                  return. Taxes based on income have been
                                  provided as follows:


                                       (Dollars in Thousands)                      1997           1996        1995
                                  ---------------------------------------------------------------------------------
                                       Currently payable:
                                         Federal                                  $49,063        $40,476    $40,163
                                         State and local                            5,579          5,863      6,425
                                  ---------------------------------------------------------------------------------
                                       Total current provision                     54,642         46,339     46,588
                                       Deferred Federal, state and local
                                         provision (credit)                          (889)           747     (2,304)
                                  ---------------------------------------------------------------------------------
                                       Total taxes based on income                $53,753        $47,086    $44,284
                                  =================================================================================

                                  Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $323,000, $427,000 and $193,000 for 1997, 1996 and 1995,
                                  respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                                         1997       1996         1995
                                  --------------------------------------------------------------------
                                       Statutory rate                    35.0%       35.0%       35.0%
                                       State and local income taxes       2.5         3.0         3.5
                                       Other                              0.2         0.2         0.1
                                  --------------------------------------------------------------------
                                       Effective rate                    37.7%       38.2%       38.6%
                                  ====================================================================

                                  Deferred income taxes recorded in the
                                  consolidated balance sheets at June 30, 1997 and 1996 consist of the following:

                                       (Dollars in Thousands)                        1997       1996
                                  --------------------------------------------------------------------
                                       Deferred tax assets (liabilities):
                                         Inventories                                $4,797     $4,910
                                         Employee medical and other benefits         5,010      4,525
                                         Receivable valuation allowances             2,195      1,545
                                         Other accrued liabilities                   3,519      1,112
                                  --------------------------------------------------------------------
                                       Total deferred tax assets                    15,521     12,092
                                  --------------------------------------------------------------------
                                       Total deferred tax liabilities - Property
                                           and other                                (8,930)    (6,390)
                                  --------------------------------------------------------------------
                                       Net deferred tax asset                       $6,591     $5,702
                                  ====================================================================

                                  Cash payments for income taxes were
                                  $54,225,000, $46,547,000 and $51,529,000 for
                                  1997, 1996 and 1995, respectively.

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

    9.   STOCK OPTIONS            Under terms of an incentive stock option plan
                                  approved by the shareholders in November 1995, the Company has reserved 2,000,000 common shares for issuance to qualified key employees. All options granted under the plan are exercisable at prices not less than fair market value as of the date of grant. At June
                                  30, 1997, 1,745,950 shares were available for future grants under the plan. In general, options granted under the plan vest immediately and have a maximum term of 10 years.

                                  In October 1995, the Financial Accounting
                                  Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS") No. 123 which in accordance with the Statement, the Company adopted in fiscal 1997. In accordance with SFAS No. 123, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its stock based compensation because, as discussed below, the alternative fair value provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB Opinion No. 25, because the exercise price of the Company's stock options was at least equal to the market price of the underlying stock on the date of grant, no compensation expense was recognized.

                                  The following summarizes for each of the three years in the period ended June 30, 1997 the activity relating to stock options granted under the 1995 plan mentioned above as well as those granted under a separate plan that expired in May 1995:

                                                                                   Number        Weighted Average
                                                                                  of Shares       Exercise Price
                                  -------------------------------------------------------------------------------
                                       Outstanding-June 30, 1994                   223,023            $18.93
                                        Granted                                    216,600            $33.41
                                        Exercised                                 (130,026)           $19.56
                                        Forfeited                                   (3,554)           $27.84
                                  -------------------------------------------------------------------------------
                                       Outstanding-June 30, 1995                   306,043            $28.87
                                        Exercised                                  (80,478)           $20.82
                                        Forfeited                                   (2,150)           $33.38
                                  -------------------------------------------------------------------------------
                                       Outstanding-June 30, 1996                   223,415            $31.73
                                        Granted                                    255,400            $46.17
                                        Exercised                                 (145,317)           $32.92
                                        Forfeited                                   (2,100)           $41.57
                                  -------------------------------------------------------------------------------
                                       Outstanding-June 30, 1997                   331,398            $42.28
                                  ===============================================================================
                                       Exercisable at end of period                236,120            $45.01
                                  ===============================================================================

                                  The weighted average fair value of options granted during the fiscal year 1997 was $8.52.

                                  Exercise prices for options outstanding
                                  totaling 253,550 and 77,848 at June 30, 1997,
                                  ranged from $46.13 to $50.74 and from $25.59 to $33.38, respectively. The weighted average remaining contractual life of these options is
                                  3.42 years.

                                  The fair value of the options presented above was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1997: risk free interest rate of 6.07%; dividend yield of 1.6%; volatility factors of the expected market price of the Company's common stock of 21.83%; and a weighted average expected option life of 2.67 years. Because the effect of applying the fair value method to the Company's stock options results in net income and earnings per share that are not materially different from amounts reported in the consolidated statements of income, pro forma information has not been provided.

    10.  PENSION AND OTHER        DEFINED BENEFIT PENSION PLANS:
           POSTRETIREMENT
           BENEFITS               The Company and certain of its operating
                                  subsidiaries sponsor five noncontributory defined benefit plans which cover the union workers at such locations. Additionally, the Company and certain of its operating subsidiaries participate in two multiemployer defined benefit plans covering the union workers at such locations. Benefits under these plans are primarily based on negotiated rates and years of service. The Company contributes to these pension funds at least the minimum amount required by regulation or contract.

                                  Net pension cost relating to these plans for each of the three years in the period ended June 30, 1997 is summarized as follows:


                                       (Dollars in Thousands)                       1997       1996      1995
                                  ----------------------------------------------------------------------------
                                       Company sponsored plans-
                                        Service cost - benefits earned during
                                            the period                           $   537    $   472    $   507
                                        Interest cost on projected benefit
                                            obligations                            1,681      1,662      1,507
                                        Actual return on pension plan assets      (5,361)    (2,895)    (2,984)
                                        Net amortization and deferrals             3,226        889      1,130
                                  -----------------------------------------------------------------------------
                                           Net pension cost for Company plans         83        128        160
                                       Multiemployer plans                           886        806        594
                                  -----------------------------------------------------------------------------
                                           Net pension cost                      $   969    $   934    $   754
                                  =============================================================================

                                  The following table summarizes the funded status of the Company's plans at June 30, 1997 and 1996:

                                      (Dollars in Thousands)                     1997        1996
                                  -------------------------------------------------------------------
                                       Actuarial present value of benefit
                                           obligation:
                                        Vested benefits                         $24,230      $22,743
                                  ===================================================================
                                        Accumulated benefit obligation          $24,361      $22,846
                                  ===================================================================
                                       Projected benefit obligation             $24,361      $22,846
                                       Plan assets at fair value                 30,262       25,803
                                  -------------------------------------------------------------------
                                       Excess of assets over projected
                                           benefit obligation                     5,901        2,957
                                       Unrecognized net gain                     (6,548)      (2,827)
                                       Unrecognized prior service costs           2,318        1,045
                                       Remaining unrecognized net transition
                                           obligation                               240          271
                                  -------------------------------------------------------------------
                                           Net recorded pension asset           $ 1,911      $ 1,446
                                  ===================================================================

                                  The majority of plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $4,500,000, $3,476,000 and $3,325,000 as of June 30, 1997, 1996 and
                                  1995, respectively. The weighted average discount rates used in determining the projected benefit obligation was 7.50% for 1997 and 1996 and 7.25% for 1995. The expected long-term rate of return on assets was 9.0% for the three years.

                                  EMPLOYEE STOCK OWNERSHIP PLAN:

                                  The Company sponsors an Employee Stock
                                  Ownership Plan ("ESOP"). In April 1990, the
                                  Company loaned $10,000,000 to the ESOP for the purpose of purchasing the Company's common stock in furtherance of the objectives of the Plan. The Company funded this transaction primarily through short-term bank borrowings. With the proceeds and as adjusted for all stock splits since April 1990, the ESOP effectively purchased 1,194,390 shares of the Company's common stock in the open market.

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

                                  As of June 30, 1996, the amount due from the ESOP was recorded as a reduction in shareholders' equity and represented the Company's prepayment of future contributions to the ESOP. This amount was expensed in fiscal 1997. Dividends accumulated on the Company's unallocated common stock held by the ESOP are used to repay the loan to the Company. Accordingly, the pretax expense associated with 1997, 1996 and 1995 totaled $1,169,000, $1,077,000, and $1,027,000, which is net of dividends of $110,000, $201,000, and $252,000 on the unallocated shares, respectively.

                                  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

                                  In addition to pension benefits, the Company also provides certain employees other postretirement benefits including health care and life insurance coverage. As of June 30, 1997, the Company provides such coverage under three active benefit plans of which two relate to collectively bargained benefits. In general, all eligible employees are entitled to receive medical and life insurance benefits upon meeting certain age and service requirements at the time of their retirement.

                                  The Company recognizes the cost of
                                  postretirement medical and life insurance benefits as the employees render service in accordance with Statement of Financial Accounting Standards (SFAS) No. 106. Benefits are funded as incurred. Relevant information with respect to these postretirement benefits as of June 30, 1997 and 1996 can be summarized as follows:

                                       (Dollars in Thousands)                            1997        1996
                                  ------------------------------------------------------------------------
                                       Accumulated postretirement benefit obligation:
                                        Retired participants                            $1,768      $1,920
                                        Fully eligible active plan participants            214         243
                                        Other active plan participants                     892         895
                                  ------------------------------------------------------------------------
                                          Total                                          2,874       3,058
                                       Unrecognized net gain (loss) from past
                                         experience and changes in assumptions             348         (62)
                                  ------------------------------------------------------------------------
                                       Accrued postretirement benefit cost              $3,222      $2,996
                                  ========================================================================
                                       Net postretirement benefit cost:
                                        Service cost                                    $   99      $  111
                                        Interest cost                                      227         226
                                  ------------------------------------------------------------------------
                                          Total                                         $  326      $  337
                                  ========================================================================
                                       Estimated effect of 1% increase in assumed
                                         medical cost trend rates:
                                           Increase in accumulated postretirement
                                             benefit obligation                         $  230      $  245
                                  ========================================================================
                                           Increase in net periodic postretirement
                                             benefit cost                               $   47      $   50
                                  ========================================================================
                                       Assumed weighted average discount rate            7.50%       7.50%
                                  ========================================================================

                                  For 1997, annual increases in medical costs are initially assumed to total approximately 8% per year and gradually decline to 5% by approximately the year 2003. Annual increases in medical costs for 1996 were assumed to total approximately 9% per year and gradually decline to 5% by approximately the year 2003.

                                  The Company and certain of its subsidiaries participate in two multiemployer plans that provide various postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $1,602,000, $1,463,000 and $1,174,000 in 1997, 1996 and
                                  1995, respectively.


    11.  COMMITMENTS              The Company has operating leases with initial
                                  noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2003. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands):
                                  1998-$4,627; 1999-$2,110; 2000-$707;
                                  2001-$417; 2002-$286; thereafter-$136.

                                  Total rent expense, including short-term cancelable leases, during 1997, 1996 and 1995 is summarized as follows:

                                       (Dollars in thousands)            1997                1996              1995
                                  -----------------------------------------------------------------------------------
                                       Operating leases:
                                         Minimum rentals               $4,545               $4,393            $4,225
                                         Contingent rentals               558                  579               457
                                       Short-term cancelable leases     2,808                2,330             2,288
                                  -----------------------------------------------------------------------------------
                                       Total                           $7,911               $7,302            $6,970
                                  ===================================================================================

    12.  CONTINGENCIES AND        At June 30, 1997, the Company is a party to
         ENVIRONMENTAL MATTERS    various legal and environmental matters which
                                  have arisen in the ordinary course of
                                  business. Such matters did not have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's future consolidated financial position or results of operations.

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


                       SELECTED QUARTERLY FINANCIAL DATA

                 Lancaster Colony Corporation and Subsidiaries
                   For the Years Ended June 30, 1997 and 1996


(Thousands Except Per        Net             Gross           Net           Earnings        Stock Prices       Dividends Paid
  Share Figures)            Sales           Margin          Income         Per Share       High     Low          Per Share
----------------------------------------------------------------------------------------------------------------------------
1997
First quarter              $218,918        $66,345         $18,259           $ .62       $38.750    $35.250           $.17
Second quarter              259,023         82,290          25,405             .86        46.000     36.125            .18
Third quarter               218,141         69,157          21,022             .71        48.375     43.250            .18
Fourth quarter              226,731         72,970          24,020             .82        48.875     39.250            .19
----------------------------------------------------------------------------------------------------------------------------
   Year                    $922,813       $290,762         $88,706           $3.02       $48.875    $35.250           $.72
============================================================================================================================
1996
First quarter              $200,902        $59,319         $15,408           $ .52       $37.750    $33.500           $.15
Second quarter              239,055         75,621          22,369             .75        38.000     31.000            .17
Third quarter               200,459         60,308          17,767             .60        39.250     36.250            .17
Fourth quarter              215,496         68,704          20,591             .69        38.500     33.000            .17
----------------------------------------------------------------------------------------------------------------------------
   Year                    $855,912       $263,952         $76,135           $2.56       $39.250    $31.000           $.66
============================================================================================================================

Lancaster Colony common shares are traded in the Nasdaq National Market System (Nasdaq Symbol: LANC). Stock quotations were obtained from the National Association of Securities Dealers. The number of shareholders as of September 10, 1997 was approximately 11,000. The highest and lowest prices for the Company's common shares from July 1, 1997 to September 10, 1997 was $53.50 and $48.00.