Form 10-K405, Exhibit 13
period 1998-06-30
LANCASTER COLONY CORP
filed 1998-09-24
CIK 57515

                                                                      Exhibit 13


                                BUSINESS SEGMENTS


                  Lancaster Colony Corporation and Subsidiaries
                     For the Years Ended 1998, 1997 and 1996


The Company operates in three business segments - Specialty Foods, Glassware and Candles, and Automotive. The net sales of each segment are principally domestic. A further description of each business segment follows:

SPECIALTY FOODS-includes production and marketing of a family of pourable and refrigerated produce salad dressings, croutons, sauces, refrigerated produce vegetable and fruit dips, chip dips, dairy snacks and desserts, dry and frozen egg noodles, caviar, frozen ready-to-bake pies and frozen hearth-baked breads. The salad dressings, sauces and frozen bread products are sold to both retail and foodservice markets. The remaining products of this business segment are primarily directed to retail markets.

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

AUTOMOTIVE-includes production and marketing of rubber, vinyl and carpet-on-rubber car mats for original equipment manufacturers, importers and for the auto aftermarket; truck and trailer splash guards; pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories.

Operating income represents net sales less operating expenses related to the business segments. The Glassware and Candles segment's 1998 operating income includes approximately $1,800,000 in nonrecurring gains on the sales of real estate. Expenses of a general corporate nature, including interest expense and income taxes, have not been allocated to the business segments. Identifiable assets for each segment include those assets used in its operations and intangible assets allocated to purchased businesses. Corporate assets consist principally of cash, cash equivalents and deferred income taxes.

The 1998 and 1996 capital expenditures of the Specialty Foods segment includes property relating to business acquisitions totaling $3,690,000 and $213,000, respectively.


The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 1998, 1997 and 1996:

(Dollars In Thousands)                                1998                           1997                        1996
--------------------------------------------------------------------------------------------------------------------------
Net Sales
  Specialty Foods                                   $  411,373                     $351,012                    $329,420
  Glassware and Candles                                363,835                      336,200                     297,937
  Automotive                                           233,544                      235,601                     228,555
--------------------------------------------------------------------------------------------------------------------------
   Total                                            $1,008,752                     $922,813                    $855,912
==========================================================================================================================
Operating Income
  Specialty Foods                                   $   61,154                     $ 47,308                    $ 35,579
  Glassware and Candles                                 82,317                       81,455                      76,068
  Automotive                                            18,501                       20,310                      18,561
--------------------------------------------------------------------------------------------------------------------------
   Total                                               161,972                      149,073                     130,208
  Corporate expenses                                    (6,599)                      (6,614)                     (6,987)
--------------------------------------------------------------------------------------------------------------------------
   Income Before Income Taxes                       $  155,373                     $142,459                    $123,221
==========================================================================================================================
Identifiable Assets
  Specialty Foods                                   $  121,659                     $ 95,130                    $102,606
  Glassware and Candles                                264,569                      235,154                     205,232
  Automotive                                           108,238                      110,525                     113,003
  Corporate                                             34,901                       43,585                      14,518
--------------------------------------------------------------------------------------------------------------------------
   Total                                            $  529,367                     $484,394                    $435,359
==========================================================================================================================
Capital Expenditures
  Specialty Foods                                   $    9,347                     $  4,625                    $  8,856
  Glassware and Candles                                 29,847                       21,986                      33,038
  Automotive                                             9,372                       10,817                       8,501
  Corporate                                                 59                          100                          47
--------------------------------------------------------------------------------------------------------------------------
   Total                                            $   48,625                     $ 37,528                    $ 50,442
==========================================================================================================================
Depreciation and Amortization
  Specialty Foods                                   $    7,425                     $  5,546                    $  4,753
  Glassware and Candles                                 16,367                       12,520                      10,767
  Automotive                                             8,684                        8,814                       8,749
  Corporate                                                 95                          101                         130
--------------------------------------------------------------------------------------------------------------------------
   Total                                            $   32,571                     $ 26,981                    $ 24,399
==========================================================================================================================

                          FIVE YEAR FINANCIAL SUMMARY

                  Lancaster Colony Corporation and Subsidiaries

(Thousands Except Per Share Figures)           1998              1997            1996           1995             1994
--------------------------------------------------------------------------------------------------------------------------
Operations
Net Sales                                   $1,008,752         $922,813        $855,912      $795,126         $721,732
Gross Margin                                $  324,397         $290,762        $263,952      $247,942         $232,096
  Percent of Sales                                32.2%            31.5%           30.8%         31.2%            32.2%
Interest Expense                            $    2,626         $  2,596        $  2,875      $  2,736         $  2,849
  Percent of Sales                                 0.3%             0.3%            0.3%          0.3%             0.4%
Income Before Income Taxes                  $  155,373         $142,459        $123,221      $114,808         $ 98,093
  Percent of Sales                                15.4%            15.4%           14.4%         14.4%            13.6%
Taxes Based on Income                       $   59,243         $ 53,753        $ 47,086      $ 44,284         $ 38,233
Net Income                                  $   96,130         $ 88,706        $ 76,135      $ 70,524         $ 59,860
  Percent of Sales                                 9.5%             9.6%            8.9%          8.9%             8.3%
Per Common Share:(1)
  Net Income- Basic And Diluted             $     2.22         $   2.01        $   1.71      $   1.57         $   1.32
  Cash Dividends                            $     0.54         $   0.48        $   0.44      $   0.37         $   0.29
--------------------------------------------------------------------------------------------------------------------------
Financial Position
Total Assets                                $  529,367         $484,394        $435,359      $379,904         $355,445
Working Capital                             $  235,031         $235,079        $203,988      $189,255         $163,546
Property, Plant and Equipment--Net          $  170,766         $151,309        $139,095      $113,187         $101,570
Long-Term Debt                              $   29,095         $ 30,685        $ 31,230      $ 31,840         $ 32,933
Property Additions                          $   44,935         $ 37,528        $ 50,229      $ 31,745         $ 23,532
Depreciation and Amortization               $   32,571         $ 26,981        $ 24,399      $ 22,717         $ 22,403
Shareholders' Equity                        $  410,563         $368,000        $323,563      $277,148         $236,847
  Per Common Share(1)                       $     9.60         $   8.45        $   7.29      $   6.19         $   5.22

Weighted Average
  Common Shares Outstanding- Diluted(1)         43,364           44,108          44,624        45,057           45,476
--------------------------------------------------------------------------------------------------------------------------
Statistics
Price-Earnings Ratio at Year End                  17.1             16.0            14.6          15.2             18.0
Current Ratio                                      4.1              4.2             3.9           4.1              3.2
Long-Term Debt as
  a Percent of Shareholders' Equity                7.1%             8.3%            9.7%         11.5%            13.9%
Dividends Paid as a Percent
  of Net Income                                   24.3%            23.8%           25.7%         23.4%            22.3%
Return on Average Equity                          24.7%            25.7%           25.3%         27.4%            27.9%
--------------------------------------------------------------------------------------------------------------------------


(1) Adjusted for 3-for-2 stock split paid January 1998, 4-for-3 stock split paid July 1994 and/or adoption of Statement of Financial Accounting Standard No. 128 "Earnings Per Share" in Fiscal 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


                Of Results of Operations and Financial Condition


Review of Consolidated Operations

For the fiscal year ended June 30, 1998, the Company achieved a record level of consolidated net sales totaling $1,008,752,000. This amount represented a 9% increase over the $922,813,000 recorded for fiscal 1997. The overall sales increase for fiscal 1998 of $85,939,000 was primarily attributable to the Specialty Foods segment which increased by $60,361,000 as this segment benefited from the July 1997 acquisition of the Chatham Village product lines. The Glassware and Candles segment also achieved a sales increase of $27,635,000 during fiscal 1998 although the Automotive segment declined by $2,057,000. Consistent with recent years, competitive conditions have minimized the effect of any year-over-year increases in unit selling prices. For fiscal 1997, increased sales of the Glassware and Candles segment were primarily responsible for that year's consolidated net sales increasing 8% over the fiscal 1996 total of $855,912,000.

A record level of net income was also attained in fiscal 1998 totaling $96,130,000, an 8% increase over the $88,706,000 recorded in fiscal 1997. This improvement was essentially the result of the increased sales volume discussed above. Net income for 1997 was 17% above the fiscal 1996 total of $76,135,000.

The relative proportion of sales and operating income contributed by each of the Company's operating segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the operating segments over each of the last three years:

Segment Sales Mix(1):               1998      1997      1996
--------------------------------------------------------------------------------
Specialty Foods                      41%       38%       38%
Glassware and Candles                36%       36%       35%
Automotive                           23%       26%       27%

Segment Operating Income(2):
--------------------------------------------------------------------------------
Specialty Foods                      15%       13%       11%
Glassware and Candles                23%       24%       26%
Automotive                            8%        9%        8%

(1) Expressed as a percentage of consolidated net sales.

(2) Expressed as a percentage of the related segment's net sales.

Expressed as a percentage of net sales, the Company's consolidated gross margins increased to 32.2% in 1998 compared to 31.5% in 1997 and 30.8% in 1996. Influencing the current year's improvement were better margins within the Specialty Foods segment as it benefited from a more favorable sales mix. The consolidated percentage also reflects a higher proportion of sales of specialty foods and candles. These products have higher average gross margins than many of the Company's other products. However, during fiscal 1998, this improvement was somewhat offset by the Automotive segment's margins declining slightly on lower production volumes. Compared to 1996, the 1997 margins were enhanced primarily by the Specialty Foods segment experiencing lower raw material costs and a more favorable sales mix. This improvement was somewhat offset by the Glassware and Candles segment experiencing a decline in margins due to increases in certain raw material costs and certain production inefficiencies.

Total selling, general and administrative expenses for 1998 of $168,526,000 increased 15% over the 1997 total of $146,403,000. The total of such expenses for fiscal 1997 also increased 6% over the 1996 total of $138,206,000. These increases generally result from the effects of higher sales volumes on sales-related costs. Particularly impacting the fiscal 1998 total is the greater mix of sales from the Specialty Foods segment relative to the consolidated total. Such sales have a higher level of associated selling costs compared to that of the other segments. The relative level of promotional selling costs also increased within the Specialty Foods segment during 1998 and included expenses associated with the development of new retail markets.

Consistent with the increased sales volume, 1998 consolidated operating income increased by 8% to $155,871,000 compared to $144,359,000 recorded in 1997. The prior year's operating income had increased 15% over the 1996 total of $125,746,000.

Stated as a percentage of pretax income, the Company's effective tax rate increased slightly to 38.1% compared to 37.7% in 1997. The effective rate for 1996 was 38.2%.

Earnings per share of $2.22 increased 10% in 1998 over the $2.01 reported in 1997, after adjustment for the three-for-two stock split paid in January 1998. Compared to the adjusted 1996 earnings per share of $1.71, the 1997 total had increased 18%. In addition to the increased levels of corporate earnings, earnings per share have been beneficially affected by the Company's share repurchases which have totaled in excess of $88 million over the three-year period ended June 30, 1998.

Segment Review - Specialty Foods

Record net sales of $411,373,000 were achieved by the Specialty Foods segment during fiscal 1998. This total increased 17% over the 1997 total of $351,012,000. Compared to 1996 sales of $329,420,000, 1997 sales had increased 7%. In all three years, retail and foodservice sales comprised 55% and 45% of total sales, respectively.

The increase in retail sales during 1998 was influenced by the acquisition of the Chatham Village crouton business in July 1997. Sales increases were also provided by fruit and vegetable dips and by the success of recently introduced Texas Toast frozen bread products. Sales in 1997 benefited from volume increases in products sold to grocery produce departments, increased private label sales and the growth in product lines sold through specialty distributors. The November 1995 purchase of the Cardini lines of food products significantly contributed to the growth of the latter category of products. Foodservice sales during the last two years have also increased due to the expansion of sales to both national restaurant chains and wholesale distributors.

Operating margins of $61,154,000 in 1998 improved due to such factors as better capacity utilization and a more favorable sales mix. Compared to 1996 operating income of $35,579,000, this segment had significantly improved operating margins during 1997 as operating income totaled $47,308,000. This improvement was influenced by a generally broad-based reduction in raw material costs which was primarily concentrated in the latter half of the fiscal year. Soybean oil cost returned to more historic norms after three years at considerably higher levels. As this segment enters fiscal 1999, soybean oil costs are above the levels of 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Segment Review - Glassware and Candles

Net sales for this segment totaled $363,835,000 in fiscal 1998 which was an 8% improvement over the $336,200,000 achieved in 1997. Sales of candles and related products to mass merchants were principally responsible for this internally-generated growth. Partially offsetting this growth was a decline in private label wax-filled glass products and a generally lackluster demand for glass tableware. The 1997 sales level increased 13% over the 1996 total of $297,937,000. Candle products also led the growth for 1997 with private label business providing a significant component of this growth.

This segment's operating income increased by 1% in 1998 and totaled $82,317,000 compared to $81,455,000 achieved in 1997. Among the factors adversely affecting 1998 margins were higher wax costs, certain operating inefficiencies at the consumer glassware plants, competitive pricing conditions, promotional expenses and a less favorable sales mix. Also included in this segment's 1998 income is approximately $1,800,000 in nonrecurring gains on the sales of real estate. The 7% increase in 1997 operating income over the 1996 total of $76,068,000 was primarily attributable to the effect of increased sales volumes. Offsetting this effect were such factors as a less favorable sales mix, higher wax and natural gas costs and certain production inefficiencies occurring in both the candle and glassware manufacturing operations.

Segment Review - Automotive

Adversely affected by a decline in aftermarket sales, fiscal 1998 net sales of the Automotive segment totaling $233,544,000 declined 1% from the 1997 total of $235,601,000. The sales of light truck bedliners were adversely impacted by industry over-capacity and intense competitive pricing conditions. Sales to original equipment manufacturers ("OEMs") increased during 1998 with particular strength in aluminum accessories for light trucks and sport utility vehicles. Sales of automotive floor mats and aluminum truck and van accessories led the 3% increase in 1997 sales over the 1996 total of $228,555,000. A decline in bedliner sales during 1997 mitigated this increase.

The operating income of this segment for 1998 totaled $18,501,000, a 9% decrease from the $20,310,000 recorded in 1997. This decline is attributable to the lower sales volume, a less favorable sales mix and pricing pressures, particularly on sales to OEMs. Unrelated labor work stoppages occurring in June 1998, at both a major customer and at the Company's Wapakoneta, Ohio facility, also adversely affected this segment's capacity utilization. The level of 1997 operating income improved 9% from the $18,561,000 recorded in 1996. Contributing to this improvement were greater production efficiencies and generally lower raw material costs.

This segment's sales to OEMs are made both directly to the OEMs and indirectly through a third party, "Tier 1" supplier. Such sales are sensitive to the overall rate of new vehicle sales, the availability of competitive alternatives and the Tier 1 supplier's ongoing ability to maintain its relationship with the OEMs. Additionally, the extent of pricing flexibility associated with these sales continues to be particularly limited with certain products subject to annual price reductions. During 1998, sales to OEMs comprised 49% of this segment's sales compared to 44% and 43% in 1997 and 1996, respectively.

Liquidity and Capital Resources

As of June 30, 1998 the Company's balance sheet maintains a position of financial strength. This posture has been accomplished through the benefits of increasing cash flow with net cash provided by operating activities totaling $120,045,000, $113,461,000 and $84,474,000 for 1998, 1997 and 1996,
respectively. The primary influence on these amounts has been the Company's increasing net income. This cash flow generated from operations remains the primary source of financing the Company's internal growth.

Over the last three fiscal years the Company has made investments in property, plant and equipment totaling $132,692,000, including $44,935,000 in 1998. The Glassware and Candles segment has been the primary user of such funds during each of these years. During 1998, this segment completed a new distribution facility adjacent to the existing candle manufacturing facility located in Leesburg, Ohio. Substantial progress was also made in completing a manufacturing addition at the same facility. Additionally, during July 1997, the Company acquired the outstanding stock of Chatham Village Foods, Inc., a manufacturer and marketer of croutons and related products. The total of cash paid and debt assumed by the Company in consummating this acquisition exceeded $20,000,000.

Significant financing activities conducted during 1998 included the purchase of $37,083,000 of the Company's common stock compared to $29,554,000 in 1997. Total dividend payments for 1998 were $23,326,000 which was more than 10% greater than the 1997 total of $21,114,000. This increase reflects the higher dividend payout rate of $.54 in 1998 as compared to $.48 in 1997. The future levels of share purchases and declared dividends continue to be subject to periodic review of the Company's Board of Directors and are generally determined after an assessment is made of such factors as anticipated earnings levels, cash flow requirements and general business conditions.

The Company's balance sheet reflects a relatively low level of leverage as the debt to total capital ratio remains low at 7% at June 30, 1998 compared to 8% at June 30, 1997. Management believes this posture provides the Company with considerable flexibility to acquire businesses complementary to the Company's existing operations. It is anticipated that adequate borrowings will continue to be made available under discretionary bank lines of credit to meet any short-term cash requirements not otherwise met by cash generated from operations.

The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various Federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance and, upon

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


occasion, remediation. Such costs have not been, and are not anticipated to become, material.

Impact of Inflation

Generally, fiscal 1998 encountered relatively moderate changes in raw material costs. Wax costs trended somewhat higher while many other material costs actually held steady or declined modestly. Compared to 1996, 1997 had markedly lower level of food commodity costs although higher costs of plastics, wax and natural gas prevailed throughout the year.

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

Year 2000

Lancaster Colony is in the process of preparing for the consequences that the year 2000 may have on its ability to rely on data processing and other automated operational functions which are date-dependent. This "Year 2000" problem arises as a result of many automated calculations being written in computer code which does not properly recognize dates after 1999. Problems associated with this issue can occur not only on "mainframe" applications, but also with such devices as personal computers, telecommunication equipment and programmable logic controllers associated with certain manufacturing equipment. Without correction, it is possible that business and operational functions that rely on this improper code could fail and cause significant business disruption and loss.

The Company's existing data processing structure could be characterized as decentralized in nature. Management believes the Company's business units have completed an adequate assessment of the internal Year 2000 dependencies relating to their critical data processing functions. However, there are no assurances that this process has identified all the existing Year 2000 exposures. Furthermore, such a failure could result in a materially adverse impact to the Company although the extent of this impact is not believed to be reasonably estimable.

Depending on the business unit's particular circumstance, the manner of resolving the identified Year 2000 shortcomings has included strategies such as implementing Year 2000 compliant versions of third party software, modifying portions of existing software and replacing non-compliant business systems with new third party software. A combination of internal and external resources is being used to assist the Company through a multi-phased concurrent approach, which encompasses identification, implementation and testing phases, to address the associated Year 2000 issues. Generally, the Company has completed the identification phase and is currently engaged in the implementation and testing phases. Based on existing plans, it is anticipated that the Company's ongoing efforts to remediate data processing systems to be Year 2000 compliant will be completed by the middle of calendar 1999.

The most significant data processing expenditures are being made within the Company's Automotive segment. This segment is in the process of implementing comprehensive new third party software and hardware with Year 2000 compliance being regarded as one of the several resulting benefits. The Company's aggregate costs to date are approximately $3 million, which include capitalized costs incurred by the Automotive segment of approximately $2.2 million. The Company estimates an additional $3 million of cost will be incurred, of which approximately $2 million will relate to the Automotive segment's data processing project. Expenditures associated with making changes to existing systems for Year 2000 compliance are being expensed as incurred. Costs associated with the Company's efforts, both incurred and planned, are not believed to be material to the Company's consolidated results of operations, liquidity and financial condition. Due to the nature of the Company's efforts, actual costs could vary significantly from that currently anticipated and there are no guarantees regarding the timing or efficacy of completion.

As noted above, the Year 2000 issue may also affect systems ("non-IT systems") not traditionally identified with information technology. For example, production machinery which is dependent on reading the current date could become inoperable if the machine's embedded code does not allow for proper interpretation of a year beyond 1999. The Company is in the process of inventorying and assessing its Year 2000 exposure with respect to non-IT systems but is not currently aware of any significant deficiencies. There can be no assurances, however, that such deficiencies do not exist. The effect of not resolving these issues on a timely basis could have a materially adverse impact on the Company.

Another risk presented by the Year 2000 issue is that significant customers and suppliers of the Company could fail to become fully Year 2000 compliant. This failure, in turn, could result in a significant adverse effect to the Company's operations. The Company is in the process of making inquiries of its significant suppliers as to the state of their Year 2000 readiness. It is believed that these inquiries will become increasingly more meaningful as the year 2000 approaches. Regardless, there can be no assurance that the data processing and non-IT systems utilized by these other companies will become Year 2000 compliant on a timely basis. The impact of noncompliance is not currently estimable, but it is possible that significant failures could have a material adverse effect on the Company's operations.

Although the Company has not yet adopted formal contingency arrangements to address the possibility that internal, customer or supplier systems may not become Year 2000 compliant, management will develop such plans which may be required as fiscal 1999 evolves and the risk of such exposures, if any, become better clarified. The costs and business implications which might be associated with the adoption of any such contingency plan is not estimable but could be significant.

                       CONSOLIDATED STATEMENTS OF INCOME


                  Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1998, 1997 and 1996


                                                                                 Years Ended June 30
                                                                 1998                   1997                1996
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                                    $1,008,752,000         $922,813,000         $855,912,000
Cost of Sales                                                   684,355,000          632,051,000          591,960,000
-------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                    324,397,000          290,762,000          263,952,000
Selling, General and Administrative Expenses                    168,526,000          146,403,000          138,206,000
-------------------------------------------------------------------------------------------------------------------------
Operating Income                                                155,871,000          144,359,000          125,746,000
Other Income (Expense):
  Interest expense                                               (2,626,000)          (2,596,000)          (2,875,000)
  Interest income and other--net                                  2,128,000              696,000              350,000
-------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                      155,373,000          142,459,000          123,221,000
Taxes Based on Income                                            59,243,000           53,753,000           47,086,000
=========================================================================================================================
Net Income                                                   $   96,130,000         $ 88,706,000         $ 76,135,000
=========================================================================================================================
Net Income Per Common Share:
  Basic                                                               $2.22                $2.01                $1.71
  Diluted                                                             $2.22                $2.01                $1.71
=========================================================================================================================
Weighted Average Common Shares Outstanding:
  Basic                                                          43,271,000           44,060,000           44,558,000
  Diluted                                                        43,364,000           44,108,000           44,624,000
=========================================================================================================================

See Notes to Consolidated Financial Statements

                          CONSOLIDATED BALANCE SHEETS


                 Lancaster Colony Corporation and Subsidiaries
                          as of June 30, 1998 and 1997


                                                                                               June 30
Assets                                                                           1998                         1997
--------------------------------------------------------------------------------------------------------------------------
Current Assets:
  Cash and Equivalents                                                         $ 23,224,000               $ 32,109,000
  Receivables (less allowance for doubtful accounts,
     1998--$2,774,000; 1997--$2,861,000)                                         99,870,000                102,457,000
  Inventories:
    Raw materials and supplies                                                   44,915,000                 42,339,000
    Finished goods and work in process                                          130,282,000                118,912,000
--------------------------------------------------------------------------------------------------------------------------
      Total inventories                                                         175,197,000                161,251,000
  Prepaid expenses and other current assets                                      13,257,000                 12,966,000
--------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                   311,548,000                308,783,000
Property, Plant And Equipment:
  Land, buildings and improvements                                              103,252,000                 89,232,000
  Machinery and equipment                                                       270,781,000                248,069,000
--------------------------------------------------------------------------------------------------------------------------
      Total cost                                                                374,033,000                337,301,000
  Less accumulated depreciation                                                 203,267,000                185,992,000
--------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment--net                                     170,766,000                151,309,000
Other Assets:
  Goodwill (net of accumulated amortization,
     1998--$6,872,000; 1997--$5,438,000)                                         37,045,000                 19,810,000
  Other Assets                                                                   10,008,000                  4,492,000
--------------------------------------------------------------------------------------------------------------------------
           Total                                                               $529,367,000               $484,394,000
==========================================================================================================================

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
  Current portion of long-term debt                                            $    510,000               $    545,000
  Accounts payable                                                               41,804,000                 33,203,000
  Accrued liabilities                                                            34,203,000                 39,956,000
--------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                               76,517,000                 73,704,000
Long-Term Debt--Less Current Portion                                             29,095,000                 30,685,000
Other Noncurrent Liabilities                                                      7,325,000                  7,895,000
Deferred Income Taxes                                                             5,867,000                  4,110,000
Shareholders' Equity:
  Preferred stock--authorized 3,050,000 shares;
    outstanding--none
  Common stock--authorized 75,000,000 shares;
    Shares outstanding, 1998--42,753,488; 1997--29,016,836                       50,392,000                 43,573,000
  Retained earnings                                                             477,587,000                404,783,000
  Foreign currency translation adjustment                                            98,000                     75,000
--------------------------------------------------------------------------------------------------------------------------
      Total                                                                     528,077,000                448,431,000
  Less common stock in treasury, at cost                                        117,514,000                 80,431,000
--------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                             410,563,000                368,000,000
--------------------------------------------------------------------------------------------------------------------------
           Total                                                               $529,367,000               $484,394,000
==========================================================================================================================


See Notes To Consolidated Financial Statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                 Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1998, 1997 and 1996


                                                                                       Years Ended June 30
                                                                          1998                 1997             1996
----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                           $ 96,130,000        $ 88,706,000    $ 76,135,000

  Adjustments to reconcile net income
        to net cash provided by operating activities:
    Depreciation and amortization                                        32,571,000          26,981,000      24,399,000
    Provision for losses on accounts receivable                           1,691,000           1,813,000       2,089,000
    Deferred income taxes and other noncash charges                         887,000            (669,000)       (190,000)
    (Gain) loss on sale of property                                      (1,965,000)            530,000         233,000
    Changes in operating assets and liabilities:
      Receivables                                                         2,661,000           1,133,000     (18,478,000)
      Inventories                                                       (12,635,000)         (9,656,000)     (8,982,000)
      Prepaid expenses and other current assets                              81,000             208,000         334,000
      Accounts payable and accrued liabilities                              624,000           4,415,000       8,934,000
----------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                       120,045,000         113,461,000      84,474,000
----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Payments on property additions                                        (44,935,000)        (37,528,000)    (50,229,000)
  Acquisitions net of cash acquired                                     (19,749,000)
  Proceeds from sale of property                                          3,634,000              52,000       1,784,000
  Other--net                                                             (9,165,000)         (3,629,000)       (638,000)
----------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                           (70,215,000)        (41,105,000)    (49,083,000)
----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Payment of dividends                                                  (23,326,000)        (21,114,000)    (19,591,000)
  Purchase of treasury stock                                            (37,083,000)        (29,554,000)    (21,457,000)
  Payments on long-term debt, including acquisition debt payoff          (5,148,000)           (610,000)     (1,026,000)
  Reduction of ESOP debt                                                                      1,279,000       1,278,000
  Common stock issued, including stock issued upon
      exercise of stock options and related tax benefit                   6,819,000           5,082,000       1,785,000
----------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                           (58,738,000)        (44,917,000)    (39,011,000)
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                      23,000                              51,000
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                       (8,885,000)         27,439,000      (3,569,000)
Cash and equivalents at beginning of year                                32,109,000           4,670,000       8,239,000
----------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                    $ 23,224,000        $ 32,109,000    $  4,670,000
============================================================================================================================

See Notes To Consolidated Financial Statements

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                 Lancaster Colony Corporation and Subsidiaries
                For the Years Ended June 30, 1998, 1997 and 1996


                                                                                         Foreign
                                                                                         Currency                      Amount
                                         Outstanding         Common       Retained      Translation    Treasury       Due From
                                           Shares             Stock       Earnings      Adjustment       Stock          ESOP
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                     29,829,000      $28,086,000   $280,538,000     $501,000    $ 29,420,000   $2,557,000
Year Ended June 30, 1996:
  Net income                                                               76,135,000
  Cash dividends-- common stock
    ($.44 per share)                                                      (19,591,000)
  Purchase of treasury shares                (601,955)                                                  21,457,000
  Shares issued upon exercise of stock
    options including related tax benefits     63,629        1,405,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                 71,000
  Shares issued in business acquisition       272,727        9,000,000
  Reduction of ESOP debt                                                                                             (1,278,000)
  Translation adjustment                                                                  (426,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                     29,563,401       38,491,000    337,153,000       75,000      50,877,000    1,279,000
---------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1997:
  Net income                                                               88,706,000
  Cash dividends-- common stock
    ($.48 per share)                                                      (21,114,000)
  Purchase of treasury shares                (691,882)                                                  29,554,000
  Shares issued upon exercise of stock
    options including related tax benefits    145,317        5,082,000
  Tax benefit of cash dividends paid
    on ESOP unallocated shares                                                 38,000
  Reduction of ESOP debt                                                                                             (1,279,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                     29,016,836       43,573,000    404,783,000       75,000      80,431,000
---------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1998:
  Net income                                                               96,130,000
  Cash dividends-- common stock
    ($.54 per share)                                                      (23,326,000)
  Purchase of treasury shares                (987,150)                                                  37,083,000
  Shares issued upon exercise of stock
    options including related tax benefits    215,659        6,819,000
  Shares issued in connection with
    three-for-two stock split              14,508,143
  Translation adjustment                                                                    23,000
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1998                     42,753,488      $50,392,000   $477,587,000     $ 98,000    $117,514,000
=================================================================================================================================


See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 Lancaster Colony Corporation and Subsidiaries


   1. SUMMARY OF     Principles of Consolidation
     SIGNIFICANT
      ACCOUNTING     The accompanying consolidated financial statements include
        POLICIES     the accounts of Lancaster Colony Corporation and its
                     wholly-owned subsidiaries, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

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

                     Reclassification

                     Certain prior year amounts have been reclassed to conform to the current year presentation.

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

                     Goodwill

                     For financial reporting purposes goodwill is being amortized over ten to forty years, with the exception of $2,243,000 which relates to a company acquired prior to November 1, 1970. Such amount is not being amortized as, in the opinion of management, there has been no diminution in value. Management periodically evaluates the future economic benefit of its recorded goodwill and other long-term assets and appropriately adjusts such amounts when determined to have been impaired based on the difference between the fair value of an asset and its carrying amount.

                     Revenue Recognition

                     Net sales and related cost of sales are recognized upon shipment of products. Net sales are recorded net of estimated sales discounts and returns.

                     Per Share Information

                     Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each period. In December 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997, including interim periods, and requires restatement of prior periods. Accordingly, all net income per share and weighted average common shares outstanding data has been presented in accordance with SFAS No. 128 in the accompanying consolidated financial statements. Under SFAS No. 128, the Company is required to present basic earnings per share and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing income available to common stockholders by the diluted weighted average number of common shares outstanding during the period, which includes the dilutive potential common shares associated with outstanding stock options. There are no adjustments to net income necessary in the calculation of basic and diluted earnings per share. On January 27, 1998, a three-for-two stock split was affected whereby one additional common share was issued for each two shares outstanding to shareholders of record on January 6, 1998. Accordingly, per share data and weighted average common shares outstanding for all periods presented in the accompanying consolidated financial statements have been retroactively adjusted for this split.

                     Credit Risk

                     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its cash equivalents with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentration of credit risk with respect to trade accounts receivable is limited by the Company having a large and diverse customer base.

                     Business Segments

                     The business segments information for 1998, 1997 and 1996 included on page 10 and 11 of this Annual Report is an integral part of these financial statements. In June 1997, the Financial Accounting Standards Board issued SFAS
                     No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards to be utilized by public business enterprises in reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures regarding products and services, geographic areas and major customers.

                     The Statement will be effective for the Company for fiscal 1999 and will require comparative information for earlier years. Interim financial information will not be required during the initial year of application; however, comparative interim financial information will be required for interim periods in the second year of application. Management has not yet completed its analysis of this Statement as to its impact on the Company's financial disclosures.

                     Comprehensive Income

                     During June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This Statement will be effective for fiscal years beginning after December 15, 1997 or the Company's fiscal year beginning July 1, 1998. The Statement is effective for interim periods and will require reclassification of financial statements for earlier periods provided for comparative purposes. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the Consolidated Balance Sheet.

                     Derivative Instruments and Computer Software Costs

                     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which revises the accounting for derivative financial instruments. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which revises the accounting for software development costs. The Statements will be effective for the Company the first quarter of fiscal 2000. Management has not yet completed its analysis of these Statements as to their impact on the Company's financial statements and/or disclosures.

 2. ACQUISITIONS     During July 1997, the Company acquired all of the common
                     stock of Chatham Village Foods, Inc., an upscale salad crouton business, for cash of approximately $19,749,000.
                     This amount was financed through the use of internally generated funds. The related liabilities assumed totalled approximately $5,747,000. During November 1995, the Company acquired all of the common stock of a specialty foods marketer of upscale salad dressings via a stock-for-stock transaction. This transaction resulted in the issuance of approximately 409,500 shares of Lancaster Colony
                     Corporation common stock, restated for the effect of the stock split in January 1998, having a fair market value of approximately $9,000,000 in exchange for cash of $380,000 and other assets and liabilities having a fair market value of $1,718,000 and $825,000, respectively. These acquisitions were accounted for under the purchase method of accounting and the non-cash aspects have been excluded from the accompanying Consolidated Statement of Cash Flows.
                     The results of operations of these entities have been included in the consolidated financial statements from the dates of acquisition and are immaterial in relation to the consolidated totals.

3. INVENTORIES       Inventories are valued at the lower of cost or market.
                     Inventories which comprise approximately 22% and 21% of total inventories at June 30, 1998 and 1997, respectively, are costed on a last-in, first-out (LIFO) basis.
                     Inventories which are costed by various other methods approximate actual cost on a first-in, first-out (FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $14,531,000 and $14,704,000 higher than reported at June
                     30, 1998 and 1997, respectively.

                     It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to less than 10% of the combined total of finished goods and work in process inventories at June 30, 1998 and 1997.

4. SHORT-TERM BORROWINGS   As of June 30, 1998, 1997 and 1996, the Company had
                           unused lines of credit for short-term borrowings from various banks of $85,000,000, $174,000,000 and
                           $199,000,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. As of June
                           30, 1998 and 1997, the Company had no short-term borrowings under its line of credit arrangements.

5. ACCRUED LIABILITIES     Accrued liabilities at June 30, 1998 and 1997 are
                           composed of:

                           (Dollars In Thousands)                                           1998          1997
                           --------------------------------------------------------------------------------------------
                           Income and other taxes                                         ($ 4,603)     $ 2,496
                           Accrued compensation and employee benefits                       25,813       25,103
                           Accrued marketing and distribution                                4,839        6,287
                           Other                                                             8,154        6,070
                           --------------------------------------------------------------------------------------------
                           Total accrued liabilities                                       $34,203      $39,956
                           ============================================================================================

6. LONG-TERM DEBT          Long-term debt (including current portion) at
                           June 30, 1998 and 1997 consists of:

                           (Dollars In Thousands)                                            1998        1997
                           --------------------------------------------------------------------------------------------
                           Notes payable (8.9%, due in February 2000)                      $25,000      $25,000
                           Obligations with various industrial development
                             authorities-collateralized by real estate
                             and equipment:
                               Floating rate due in installments to 2005                     4,605        5,010
                               7%, paid in 1998                                                           1,220
                           --------------------------------------------------------------------------------------------
                           Total                                                            29,605       31,230
                           Less current portion                                                510          545
                           --------------------------------------------------------------------------------------------
                           Long-term debt                                                  $29,095      $30,685
                           ============================================================================================

                           No material debt was assumed for the purchase of property additions in 1998, 1997 and 1996. Cash payments for interest were $2,646,000, $2,603,000 and $2,875,000 for 1998, 1997 and 1996, respectively.
                           Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1998, the Company exceeded this net worth requirement by approximately $76,741,000.

                           Long-term debt matures as follows:                              (Dollars In Thousands)
                           --------------------------------------------------------------------------------------------
                           Year ending June 30:
                            1999                                                                        $   510
                            2000                                                                         25,520
                            2001                                                                            535
                            2002                                                                            545
                            2003                                                                            555
                            After 2003                                                                    1,940
                           --------------------------------------------------------------------------------------------
                             Total                                                                      $29,605
                           ============================================================================================

                           Based on the borrowing rates currently available for long-term debt with similar terms and average maturities, the estimated fair value of total long-term debt is approximately $30,497,000 and $32,179,000 at June 30, 1998 and 1997, respectively.

7. INCOME TAXES            The Company and its domestic subsidiaries file a
                           consolidated Federal income tax return. Taxes based on income for the years ended June 30, 1998, 1997 and 1996, have been provided as follows:

                           (Dollars In Thousands)                         1998                1997            1996
                           --------------------------------------------------------------------------------------------
                           Currently payable:
                            Federal                                       $49,798             $49,063       $40,476
                            State and local                                 7,612               5,579         5,863
                           --------------------------------------------------------------------------------------------
                           Total current provision                         57,410              54,642        46,339
                           Deferred Federal, state and local
                           provision (credit)                               1,833                (889)          747
                           --------------------------------------------------------------------------------------------
                           Total taxes based on income                    $59,243             $53,753       $47,086
                           ============================================================================================

                           Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $647,000, $323,000 and $427,000 for
                           1998, 1997 and 1996, respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                                            1998               1997          1996
                           --------------------------------------------------------------------------------------------
                           Statutory rate                                   35.0%               35.0%         35.0%
                           State and local income taxes                      3.1                 2.5           3.0
                           Other                                                                 0.2           0.2
                           --------------------------------------------------------------------------------------------
                           Effective rate                                   38.1%               37.7%         38.2%
                           ============================================================================================

                           Deferred income taxes recorded in the consolidated balance sheets at June 30, 1998 and 1997 consist of the following:

                           (Dollars In Thousands)                                   1998                1997
                           --------------------------------------------------------------------------------------------
                           Deferred tax assets (liabilities):
                             Inventories                                           $ 5,729             $ 4,797
                             Employee medical and other benefits                     5,079               5,010
                             Receivable valuation allowances                         2,421               2,195
                             Other accrued liabilities                               3,031               3,519
                           --------------------------------------------------------------------------------------------
                           Total deferred tax assets                                16,260              15,521
                           --------------------------------------------------------------------------------------------
                           Total deferred tax liabilities - Property and other     (11,477)             (8,930)
                           --------------------------------------------------------------------------------------------
                           Net deferred tax asset                                  $ 4,783             $ 6,591
                           ============================================================================================

                           Cash payments for income taxes were $63,633,000, $54,225,000 and $46,547,000 for 1998, 1997 and 1996,
                           respectively.


8. SHAREHOLDERS' EQUITY    The Company is authorized to issue 3,050,000 shares
                           of preferred stock consisting of 750,000 shares of Class A Participating Preferred Stock with $1.00 par value, 1,150,000 shares of Class B Voting Preferred
                           Stock without par value and 1,150,000 shares of Class
                           C Nonvoting Preferred Stock without par value.

                           In April 1990, the Company's Board of Directors adopted a Rights Agreement which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Class A Participating Preferred Stock. The rights may be exercised on or after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 15 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 30 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $17.50 per right common stock of the Company having a market value of $35. The person or groups effecting such 15 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire April 2000 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

9. STOCK OPTIONS   Under terms of an incentive stock option plan approved by the shareholders in November 1995, the Company has reserved
                   3,000,000 common shares for issuance to qualified key employees. All options granted under the plan are exercisable at prices not less than fair market value as of the date of grant. At June 30, 1998, 2,622,375 shares were available for future grants under the plan. In general, options granted under the plan vest immediately and have a maximum term of 10 years. Both reserved common shares and shares available for future grants have been restated to reflect the stock split in January 1998.

                   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which in accordance with the Statement, the Company adopted in fiscal 1997. As permitted by SFAS No. 123, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its stock based compensation because, as discussed below, the alternative fair value provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB Opinion No. 25, because the exercise price of the Company's stock options was at least equal to the market price of the underlying stock on the date of grant, no compensation expense was recognized.

                   The following summarizes for each of the three years in the period ended June 30, 1998 the activity relating to stock options granted under the 1995 plan mentioned above as well as those granted under a separate plan that expired in May 1995, as restated to reflect the stock split in January 1998:

                                                                      1998                  1997                 1996
                           -------------------------------------------------------------------------------------------------------
                                                                          Weighted               Weighted               Weighted
                                                               Number     Average      Number    Average    Number      Average
                                                                 of       Exercise       of      Exercise     of        Exercise
                                                               Shares      Price       Shares     Price     Shares        Price
                           -------------------------------------------------------------------------------------------------------
                           Outstanding at beginning of period  497,095    $28.18       335,121    $21.16     459,063     $19.25
                           Exercised, net of stock tendered   (215,659)    28.62      (217,976)    21.95    (120,717)     13.88
                            in payment
                           Granted                                                     383,100     30.78
                           Forfeited                            (3,450)    30.75        (3,150)    27.71      (3,225)     22.25
                           -------------------------------------------------------------------------------------------------------
                           Outstanding at end of the period    277,986    $27.78       497,095    $28.18     335,121     $21.16
                           =======================================================================================================
                           Exercisable at end of period        186,692    $29.73       354,179    $30.01
                           =======================================================================================================

                   The weighted average fair value of options granted during the fiscal year 1997 was $5.00.

                   The following table summarizes information about the options outstanding at June 30, 1998:

                                               Options Outstanding                                     Options Exercisable
                           --------------------------------------------------------------------  ---------------------------------
                                                Number        Weighted Average                        Number
                               Range of       Outstanding        Remaining     Weighted Average    Exercisable    Weighted Average
                           Exercise Prices  at June 30, 1998  Contractual Life  Exercise Price   at June 30, 1998  Exercise Price
                           --------------------------------------------------------------------  ---------------------------------
                           $30.75- $33.83        203,104            1.68            $30.75             171,542         $30.75
                           $17.06- $22.25         74,882            3.92            $19.71              15,150         $18.22
                           ====================================================================  =================================

                   The fair value of the options presented above was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6.04%; dividend yield of 1.6%; volatility factors of the expected market price of the Company's common stock of 20.60%; and a weighted average expected option life of 2.29 years.

                   Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                                  For Years Ended
                           (Dollars In Thousands Except Per Share Figures)                 June 30, 1998     June 30, 1997
                           -------------------------------------------------------------------------------------------------------
                            Net income           As reported                                  $96,130             $88,706
                                                 Pro forma                                    $96,057             $87,746
                            Earnings per Share
                             Basic and Diluted   As reported                                    $2.22               $2.01
                                                 Pro forma                                      $2.22               $1.99
                           =======================================================================================================

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

                           Net pension cost relating to these plans for each of the three years in the period ended June 30, 1998 is summarized as follows:

                           (Dollars In Thousands)                              1998         1997        1996
                           ------------------------------------------------------------------------------------------
                           Company sponsored plans-
                            Service cost - benefits earned during the period  $   559      $    537    $   472
                            Interest cost on projected benefit obligations      1,785         1,681      1,662
                            Actual return on pension plan assets               (5,927)       (5,361)    (2,895)
                            Net amortization and deferrals                      3,227         3,226        889
                           ------------------------------------------------------------------------------------------
                               Net pension cost for Company plans                (356)           83        128
                           Multiemployer plans                                    970           886        806
                           ------------------------------------------------------------------------------------------
                               Net pension cost                               $   614      $    969    $   934
                           ==========================================================================================

                           The following table summarizes the funded status of the Company's plans at June 30, 1998 and 1997:

                           (Dollars In Thousands)                                         1998             1997
                           ------------------------------------------------------------------------------------------
                           Actuarial present value of benefit obligation:
                             Vested benefits                                             $28,197          $24,230
                           ==========================================================================================
                             Accumulated benefit obligation                              $28,409          $24,361
                           ==========================================================================================
                           Projected benefit obligation                                  $28,409          $24,361
                           Plan assets at fair value                                      34,794           30,262
                           ------------------------------------------------------------------------------------------
                           Excess of assets over projected benefit obligation              6,385            5,901
                           Unrecognized net gain                                          (6,430)          (6,548)
                           Unrecognized prior service costs                                2,189            2,318
                           Remaining unrecognized net transition obligation                  208              240
                           ------------------------------------------------------------------------------------------
                               Net recorded pension asset                                $ 2,352          $ 1,911
                           ==========================================================================================

                           The majority of plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $5,284,000, $4,500,000 and $3,476,000 as of
                           June 30, 1998, 1997 and 1996, respectively. The weighted average discount rates used in determining the projected benefit obligation were 6.75% for 1998 and 7.50% for 1997 and 1996. The expected long-term rate of return on assets was 9.0% for the three years.

                           Employee Stock Ownership Plan and 401(k) Profit Sharing Plan and Trust:

                           The Company sponsors an Employee Stock Ownership Plan
                           (ESOP). In April 1990, the Company loaned $10,000,000 to the ESOP for the purpose of purchasing the Company's common stock in furtherance of the objectives of the Plan. The Company funded this transaction primarily through short-term bank borrowings. With the proceeds and as adjusted for all stock splits since April 1990, the ESOP effectively purchased 1,791,585 shares of the Company's common stock in the open market.

                           Effective January 1, 1998, the ESOP was frozen and all benefit accruals under and further contributions to the ESOP ceased. All participants in the plan at that time were immediately 100% vested.

                           Prior to this time, the ESOP was fully paid by the Company and generally provided coverage to all domestic employees, except those covered by a collective bargaining agreement. Contributions to the ESOP were not less than that required by the terms of the loan agreement between the Company and the ESOP. The Company used the shares-allocated method of accounting in determining the amount of expense related to each contribution. The loan to the ESOP was paid in full in fiscal 1997.

                           Dividends accumulated on the Company's unallocated common stock held by the ESOP were used to repay the loan to the Company. Accordingly, the pretax expense associated with 1997 and 1996 totaled $1,169,000 and $1,077,000, which is net of dividends of $110,000 and $201,000 on the unallocated shares, respectively.

                   The Company adopted the Lancaster Colony Corporation 401(k) Profit Sharing Plan and Trust (401(k) Plan) effective January 1, 1998. The 401(k) Plan allows participation to all domestic employees, except those covered by a collective bargaining agreement. The Company contribution is 40% of the participant's contribution up to 4% of the participant's annual compensation. The Company contribution will be funded annually at the end of the 401(k) Plan year, December 31. The Company's contribution for the year ended June 30, 1998 is approximately $174,000. The funds are invested in mutual funds.

                   Postretirement Benefits Other Than Pensions:

                   In addition to pension benefits, the Company also provides certain employees other postretirement benefits including health care and life insurance coverage. As of June 30, 1998, the Company provides such coverage under three active benefit plans of which two relate to collectively bargained benefits. In general, all eligible employees are entitled to receive medical and life insurance benefits upon meeting certain age and service requirements at the time of their retirement.

                   The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Benefits are funded as incurred. Relevant information with respect to these postretirement benefits as of June 30, 1998 and 1997 can be summarized as follows:

                           (Dollars In Thousands)                                                1998         1997
                           ----------------------------------------------------------------------------------------------------
                           Accumulated postretirement benefit obligation:
                            Retired participants                                                $1,825       $1,768
                            Fully eligible active plan participants                                247          214
                            Other active plan participants                                         778          892
                           ----------------------------------------------------------------------------------------------------
                              Total                                                              2,850        2,874
                            Unrecognized net gain from
                            past experience and changes in assumptions                             463          348
                           ----------------------------------------------------------------------------------------------------
                           Accrued postretirement benefit cost                                  $3,313       $3,222
                           ====================================================================================================

                   Net postretirement benefits expense relating to the plans for each of the three years in the period ended June 30, 1998, is summarized as follows:

                           (Dollars In Thousands)                                                1998       1997       1996
                           ----------------------------------------------------------------------------------------------------
                           Net postretirement benefit cost:
                            Service cost                                                        $ 102      $  99      $ 111
                            Interest cost                                                         215        227        226
                            Net amortization                                                       (4)
                           ----------------------------------------------------------------------------------------------------
                              Total                                                             $ 313      $ 326      $ 337
                           ====================================================================================================
                           Estimated effect of 1% increase in assumed medical cost trend rates:
                            Increase in accumulated postretirement benefit obligation           $ 179      $ 230      $ 245
                           ====================================================================================================
                            Increase in net periodic postretirement benefit cost                $  28      $  47      $  50
                           ====================================================================================================
                           Assumed weighted average discount rate                                6.75%      7.50%      7.50%
                           ====================================================================================================

                   For 1998, annual increases in medical costs are initially assumed to total approximately 7.5% per year and gradually decline to 5% by approximately the year 2003. Annual increases in medical costs for 1997 were assumed to total approximately 8% per year and gradually decline to 5% by approximately the year 2003.

                   The Company and certain of its subsidiaries participate in two multiemployer plans that provide various postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $1,753,000, $1,602,000 and $1,463,000 in 1998, 1997 and 1996,
                   respectively.

                   In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits." This Statement is effective for fiscal years beginning after December 15, 1997 or for the Company's year ending June 30, 1999. SFAS No. 132 revises employers disclosures about pension and other postretirement benefit plans for purposes of standardization in disclosure. SFAS No. 132 suggests combined formats for presentation of pension and other postretirement benefit disclosures and requires restatement of disclosures for earlier periods provided for comparative purposes. Management has not yet completed its analysis of this Statement as to its impact on the Company's financial disclosures.


11. COMMITMENTS    The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2005. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands): 1999 -
                   $4,036; 2000 - $2,521; 2001 - $1,556; 2002 - $1,220; 2003 -
                   $888; thereafter - $591.

                   Total rent expense, including short-term cancelable leases, during 1998, 1997 and 1996 is summarized as follows:

                           (Dollars In Thousands)                           1998                1997              1996
                           --------------------------------------------------------------------------------------------------
                           Operating leases:
                             Minimum rentals                               $5,477              $4,545            $4,393
                             Contingent rentals                               534                 558               579
                           Short-term cancelable leases                     2,113               2,808             2,330
                           --------------------------------------------------------------------------------------------------
                             Total                                         $8,124              $7,911            $7,302
                           ==================================================================================================


12. CONTINGENCIES  At June 30, 1998, the Company is a party to various legal and
    AND            environmental matters which have arisen in the ordinary
    ENVIRONMENTAL  course of business. Such matters did not have a material
    MATTERS        adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT


       To The Shareholders And Directors Of Lancaster Colony Corporation


We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
COLUMBUS, OHIO
AUGUST 26, 1998


                        SELECTED QUARTERLY FINANCIAL DATA



                  Lancaster Colony Corporation and Subsidiaries
                   for the Years Ended June 30, 1998 and 1997

                                                                           Diluted
(Thousands Except            Net              Gross            Net         Earnings          Stock Prices(1)    Dividends Paid
Per Share Figures)          Sales             Margin          Income      Per Share(1)      High         Low      Per Share(1)
--------------------------------------------------------------------------------------------------------------------------------
1998
First quarter            $  237,174         $ 75,154          $20,861        $ .48        $36.167      $32.000       $.127
Second quarter              300,754           95,046           28,967          .67         38.500       31.833        .133
Third quarter               237,628           76,250           22,796          .53         44.750       37.333        .140
Fourth quarter              233,196           77,947           23,506          .55         45.375       36.750        .140
-------------------------------------------------------------------------------------------------------------------------------
   Year                  $1,008,752         $324,397          $96,130        $2.22        $45.375      $31.833       $.540
===============================================================================================================================
1997
First quarter            $  218,918         $ 66,345          $18,259        $ .41        $25.833      $23.500       $.113
Second quarter              259,023           82,290           25,405          .57         30.667       24.083        .120
Third quarter               218,141           69,157           21,022          .48         32.250       28.833        .120
Fourth quarter              226,731           72,970           24,020          .55         32.583       26.167        .127
-------------------------------------------------------------------------------------------------------------------------------
   Year                  $  922,813         $290,762          $88,706        $2.01        $32.583      $23.500       $.480
===============================================================================================================================

(1) Adjusted for the 3-for-2 stock split paid January 1998.

Lancaster Colony common shares are traded in the Nasdaq National Market System (Nasdaq Symbol: LANC). Stock quotations were obtained from the National Association of Securities Dealers. The number of shareholders as of September 15, 1998 was approximately 12,100. The highest and lowest prices for the Company's common shares from July 1, 1998 to September 15, 1998 were $40.00 and $27.75.