Form 10-K, Exhibit 13
period 1999-06-30
LANCASTER COLONY CORP
filed 1999-09-23
CIK 57515

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REVIEW OF CONSOLIDATED OPERATIONS

Consolidated net sales for the fiscal year ended June 30, 1999 totaled $1,045,702,000. This is a record level of sales and represents the eighth consecutive year that such a record has been achieved. The fiscal 1999 total represents a 4% increase over the $1,008,752,000 recorded in fiscal 1998. Expansion of both retail and foodservice sales within the Specialty Foods segment was the primary contributor to this growth. Net sales in fiscal 1998 increased $85,939,000, or 9%, over the fiscal 1997 total of $922,813,000.
Similar to fiscal 1999, the increase in fiscal 1998 sales was led by growth in the Specialty Foods segment, which increased by $60,361,000. This segment benefited in fiscal 1998 from both internal volume growth and the July 1997 acquisition of the Chatham Village product lines. Sales increases driven by pricing increases have been nominal in recent years as a result of competitive market conditions.

Net income of $95,129,000 for fiscal 1999 declined 1% from the record level of net income in 1998 of $96,130,000. In general, a marked decline in profitability of the Company's Automotive segment was somewhat offset by the improvement of the Specialty Foods segment. Additionally, operating income within the Glassware and Candles segment declined slightly. Further impacting comparability between these years were pretax gains of approximately $1,800,000 recognized in 1998 from the sales of long-idle manufacturing facilities. Net income in fiscal 1998 represented an 8% increase over the $88,706,000 recorded in fiscal 1997. This improvement was primarily the result of the increased sales volume discussed above.

The relative proportion of sales and operating income contributed by each of the Company's business segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the business segments over each of the last three years:

Segment Sales Mix:(1)                           1999       1998       1997
--------------------------------------------------------------------------------
Specialty Foods                                  42%        41%        38%
Glassware and Candles                            35%        36%        36%
Automotive                                       23%        23%        26%

Segment Operating Income %:(2)
--------------------------------------------------------------------------------
Specialty Foods                                  16%        15%        14%
Glassware and Candles                            22%        22%        24%
Automotive                                        5%         8%         9%

(1) Expressed as a percentage of consolidated net sales
(2) Expressed as a percentage of the related segment's net sales

The Company's gross margin as a percentage of net sales was 30.8% in 1999 compared with 32.2% in 1998 and 31.5% in 1997. The decline in the most recent year's percentage is primarily attributable to higher food ingredient costs present in the first half of the fiscal year, and production inefficiencies incurred in the operation of certain glassware and automotive manufacturing facilities. Compared to fiscal 1997, fiscal 1998 benefited from a more favorable sales mix within the Specialty Foods segment, although lower production volumes adversely affected margins of the Automotive segment. The increasing proportion of sales contributed by specialty food and candle products over the last two years has positively influenced gross margin percentages during this period as such products typically carry higher average gross margins than many of the Company's other products.

Selling, general and administrative expenses for 1999 totaled $166,228,000, a 1% decrease from the 1998 total of $168,526,000. This decrease was influenced by cost reductions attained within the Glassware and Candles segment. The consolidated total of such expenses for fiscal 1998 increased 15% over the 1997 total of $146,403,000. This increase generally resulted from the effects of higher sales volume on sales-related costs.

In the aggregate, improved Specialty Foods results were largely offset by a decline in Automotive performance such that consolidated operating income for 1999 totaled $155,688,000, a slight decline from the 1998 total of $155,871,000. As most directly affected by the increased sales volume, 1998 consolidated operating income increased by 8% over the comparable 1997 total of $144,359,000.

The effective tax rate in 1999 decreased slightly to 38.0% compared to 38.1% in 1998. The effective rate for 1997 was 37.7%.

Net income per common share totaled $2.28 on a fully-diluted basis for fiscal 1999, an increase of 3% over the comparable 1998 total of $2.22 per share. The 1998 fully-diluted earnings per share had increased 10% over the $2.01 reported in 1997, after adjustment for the three-for-two stock split paid in January 1998. Earnings per share have been beneficially affected by the Company's share repurchases which have totaled in excess of $133 million over the three-year period ended June 30, 1999.

SEGMENT REVIEW - SPECIALTY FOODS

The Specialty Foods segment achieved another record level of sales during fiscal 1999. Totaling $441,470,000, these sales exceeded the prior year level of $411,373,000 by $30,097,000 or 7%. A 17% increase in sales also occurred in 1998 relative to the 1997 total of $351,012,000. In 1999 and 1998, retail sales comprised approximately 56% of total sales compared to 44% for foodservice. For fiscal 1997, the sales proportions were 55% and 45%, respectively.

Retail sales growth during 1999 was provided by higher sales volumes of products such as vegetable and fruit dips placed in grocery produce departments as well as the recently introduced Texas Toast frozen bread products.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Foodservice volumes also increased in 1999 with improved sales of both Marzetti-branded products to wholesale distributors and specialty items made for specific restaurant chains.

The increase in retail sales during 1998 was influenced by the acquisition of the Chatham Village crouton business in July 1997. Similar to 1999, the 1998 sales increase also benefited from greater sales of fruit and vegetable dips and by the introductory success of the Texas Toast line.

This segment's operating income of $68,550,000 in 1999 improved 10% over the 1998 total of $62,141,000 despite significant increases in raw material costs incurred during the first half of the fiscal year. The raw materials most significantly contributing to these increased costs were soybean oil and cream. Otherwise, the segment's overall improvement in both 1999 and 1998 was influenced by such factors as higher sales volumes, better capacity utilization and a more favorable sales mix. Relative to 1997 operating income of $47,393,000, 1998 income increased 31%.

SEGMENT REVIEW - GLASSWARE AND CANDLES

Fiscal 1999 net sales for this segment totaled $363,617,000, which was comparable with the $363,835,000 achieved in 1998. Adversely affecting sales in 1999 was a reduction in the sales of private-label wax-filled products, as well as the October 1998 closing of the segment's Tiara direct selling organization, which predominantly sold glassware. Compared to 1997 sales of $336,200,000, segment volume in 1998 grew as a result of internally-generated sales increases of candles and related products to mass merchants. Partially offsetting this growth was a decline in private-label wax-filled sales. This segment's operating income margin was relatively unchanged between years and decreased by 1% in 1999 to $79,235,000 compared to $80,350,000 achieved in 1998. Despite improved candle contribution margins in the second half of the fiscal year, significantly and adversely affecting this segment's fiscal 1999 margins were operating inefficiencies that were incurred at the Sapulpa, Oklahoma glass production facility. Lower production volumes at a second glass production facility also impaired overhead absorption.

Among the factors adversely affecting 1998 margins were higher wax costs, certain operating inefficiencies at the consumer glassware plants, increased competitive pricing and promotional pressures and a less favorable sales mix.

SEGMENT REVIEW - AUTOMOTIVE

Net sales of the Automotive segment during fiscal 1999 of $240,615,000 increased 3% over the 1998 total of $233,544,000. Contributing to the volume increase was internal growth associated with the addition of several new floor mat and aluminum accessory programs placed with original equipment manufacturers ("OEMs"), as well as the acquisition of one significant new aftermarket customer account. Adversely affected by a decline in aftermarket sales, fiscal 1998 net sales of the Automotive segment declined 1% from the 1997 total of $235,601,000. Sales of light truck bedliners were adversely impacted by significant industry over-capacity and intense competitive pricing conditions. Sales to OEMs increased during 1998 with particular strength in aluminum accessories for light trucks and sport utility vehicles.

Operating income of the Automotive segment during 1999 totaled $12,861,000, a 31% decline from the comparable 1998 total of $18,700,000. This decline was affected by operating inefficiencies (particularly in floor mat operations), the continuation of competitive market conditions and a less favorable sales mix with respect to certain aftermarket product lines. Efficiencies in the first half of fiscal 1999 were also adversely affected by the disruptive effects of unrelated work stoppages at both a major customer and at the Company's Wapakoneta, Ohio manufacturing facility. The operating income of this segment for 1998 declined 10% from the $20,819,000 recorded in 1997. This decline is attributable to lower sales volume, a less favorable sales mix and pricing pressures, particularly on sales to OEMs.

This segment's sales to OEMs are made both directly to the OEMs and indirectly through third party, "Tier 1" suppliers. Such sales are sensitive to the overall rate of new vehicle sales, the availability of competitive alternatives and the Tier 1 supplier's ongoing ability to maintain its relationship with the OEMs. Additionally, the extent of pricing flexibility associated with these sales continues to be particularly limited with certain products subject to annual price reductions. During 1999, sales to OEMs comprised 50% of this segment's sales compared to 49% and 44% in 1998 and 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet as of June 30, 1999 reflects a position of financial strength. This posture has been accomplished through the benefit of strong cash flows with net cash provided by operating activities totaling $126,484,000, $120,045,000 and $113,461,000 for 1999, 1998 and 1997, respectively. The primary influences on these amounts has been the Company's favorable levels of net income and working capital. Cash flow generated from operations remains the primary source of financing the Company's internal growth.

The principal use of cash flows used in investing activities over the last three years has been for investments in property, plant and equipment. The cumulative total of such investments during this time has been $116,267,000, including $33,804,000 in 1999. Although the Glassware and Candles segment has been the primary user of such funds over this

MANAGEMENT'S DISCUSSION AND ANALYSIS


period, the Specialty Foods segment had the greatest expenditures during fiscal 1999. The largest project completed during fiscal 1999 related to a food distribution center in Grove City, Ohio. During 1998, the Glassware and Candles segment also completed a new distribution facility adjacent to the existing candle manufacturing facility located in Leesburg, Ohio. Additionally, during July 1997, the Company utilized cash flows to acquire the outstanding stock of Chatham Village Foods, Inc., a manufacturer and marketer of croutons and related products. The total of cash paid and debt assumed by the Company in consummating this acquisition exceeded $20,000,000.

The largest financing activity conducted by the Company in each of the last three years involved the purchase of the Company's common stock. Cash utilized for these purchases totaled $66,792,000, $37,083,000 and $29,554,000 in 1999,
1998 and 1997, respectively. In February 1999, the Company's Board of Directors approved a share repurchase authorization of 2,000,000 shares of which 1,041,500 remained authorized for future purchase as of June 30, 1999. An additional significant financing activity conducted in each of the last three years has been the payment of dividends. Total dividend payments for 1999 were $24,573,000 which was more than 5% greater than the 1998 total of $23,326,000. This increase reflects the higher dividend payout rate of $.59 present during 1999 compared to $.54 during 1998. Fiscal 1999 marks the 36th consecutive year in which the Company's dividend rate was increased. The future levels of share purchases and declared dividends are subject to the periodic review of the Company's Board of Directors and are generally determined after an assessment is made of such factors as anticipated earnings levels, cash flow requirements and general business conditions.

The Company's balance sheet reflects a relatively low level of leverage as the debt to total capital ratio remains low at 7% at both June 30, 1999 and 1998. Management believes this posture provides the Company with considerable flexibility to acquire businesses complementary in function to that of the Company's existing operations. It is anticipated that adequate funds will continue to be made available under discretionary bank lines of credit to meet any short-term cash requirements not otherwise met by cash generated from operations.

The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various Federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance and, upon occasion, remediation. These costs have not been, and are not anticipated to become, material.

IMPACT OF INFLATION

With the exception of certain food commodity costs, raw material costs during fiscal 1999 did not significantly vary from the levels encountered in fiscal 1998. Soybean oil and cream costs rose markedly during the first half of fiscal 1999 but returned to more comparable levels by June 30 and are actually trending lower as the Company enters its fiscal 2000. Generally, compared to 1997, fiscal 1998 encountered relatively moderate changes in raw material costs.

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

YEAR 2000

The "Year 2000" problem arises as a result of many automated calculations being written in computer code which do not properly recognize dates after 1999. Problems associated with this issue can occur not only on "mainframe" applications, but also with such devices as personal computers, telecommunication equipment and programmable logic controllers associated with certain manufacturing equipment. Without correction, it is possible that business and operational functions that rely on this improper code could fail and cause significant business disruption and loss. Lancaster Colony continues to address and prepare for the consequences that the Year 2000 may have on its ability to rely on data processing and other automated operational functions that are date-dependent.

The Company's existing data processing structure is decentralized in nature. Management has created a Year 2000 team to oversee Year 2000 status at the various business units. Management believes the Company's business units have completed an adequate assessment of the internal Year 2000 dependencies relating to their critical data processing functions. However, there are no assurances that this process has identified all the existing Year 2000 exposures. Furthermore, such a failure could result in a materially adverse impact to the Company although the extent of this impact is not believed to be reasonably estimable.

The Company is addressing Year 2000 compliance through a multiphased concurrent approach encompassing identification, implementation and testing phases utilizing a combination of internal and external resources. Depending on the business unit's particular circumstance, the manner of resolving

MANAGEMENT'S DISCUSSION AND ANALYSIS


the identified Year 2000 shortcomings has included strategies such as implementing Year 2000 compliant versions of third party software, modifying portions of existing software and replacing non-compliant business systems with new third party software. The Company has substantially completed the identification, implementation and testing phases. However, additional testing of the various systems and programs may continue through the third and fourth quarter of calendar 1999.

The most significant data processing expenditures are being made within the Company's Automotive segment. This segment is in the process of implementing comprehensive new third party software and hardware with Year 2000 compliance being regarded as one of several resulting benefits. The Company's aggregate costs to date are approximately $4.8 million, which include capitalized costs incurred by the Automotive segment of approximately $3.7 million. The Company estimates an additional $1.2 million of cost will be incurred, of which approximately $1.0 million will relate to the Automotive segment's data processing project. Expenditures associated with making changes to existing systems specifically for Year 2000 compliance are being expensed as incurred. Costs associated with the Company's efforts, both incurred and planned, are not believed to be material to the Company's consolidated results of operations, liquidity and financial condition. Due to the nature of the Company's efforts, actual costs could vary significantly from that currently anticipated and there are no guarantees regarding the timing or efficacy of completion.

As noted above, the Year 2000 issue may also affect systems ("non-IT systems") not traditionally identified with information technology. For example, production machinery, which is dependent on reading the current date, could become inoperable if the machine's embedded code does not allow for proper interpretation of a year beyond 1999. The Company continues to address its Year 2000 exposure with respect to non-IT systems. Remediation of non-IT equipment will be substantially completed by the third quarter of calendar 1999 while testing of the various systems and programs may continue through the fourth quarter of calendar 1999. The Company is not currently aware of any significant deficiencies. There can be no assurances, however, that such deficiencies do not exist. The effect of not resolving these issues on a timely basis could have a materially adverse impact on the Company.

Another risk presented by the Year 2000 issue is that significant customers and suppliers of the Company could fail to become fully Year 2000 compliant. This failure, in turn, could result in a significant adverse effect to the Company's operations. The Company continues to inquire and correspond with its significant suppliers as to the state of their Year 2000 readiness. It is believed that these inquiries will become increasingly more meaningful as the Year 2000 approaches. Regardless, there can be no assurance that the data processing and non-IT systems utilized by these other companies will become Year 2000 compliant on a timely basis. The impact of noncompliance is not currently estimable, but it is possible that significant failures could have a material adverse effect on the Company's operations.

Management will continue to diligently monitor Year 2000 efforts both internally and externally and, as needed, will develop contingency plans to address exposures, if any, as they become better clarified. The costs and business implications which might be associated with the adoption of any such contingency plan is not estimable but could be significant.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

All statements made by the Company in both this annual report and in other contexts, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future, are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, customers, products, services and prices. Specific influences relating to these forward-looking statements include fluctuations in material costs, the success of Year 2000 compliance efforts, the continued solvency of key customers, efficiencies in plant operations and innumerable other factors. Such forward-looking statements are not guarantees of future performance, and the actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

FIVE YEAR FINANCIAL SUMMARY

Lancaster Colony Corporation and Subsidiaries

(Thousands Except Per Share Figures)         1999            1998           1997          1996          1995
-----------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                 $1,045,702      $1,008,752      $922,813      $855,912      $795,126
Gross Margin                              $  321,916      $  324,397      $290,762      $263,952      $247,942
 Percent of Sales                               30.8%           32.2%         31.5%         30.8%         31.2%
Interest Expense                          $    2,718      $    2,626      $  2,596      $  2,875      $  2,736
 Percent of Sales                                0.3%            0.3%          0.3%          0.3%          0.3%
Income Before Income Taxes                $  153,462      $  155,373      $142,459      $123,221      $114,808
 Percent of Sales                               14.7%           15.4%         15.4%         14.4%         14.4%
Taxes Based on Income                     $   58,333      $   59,243      $ 53,753      $ 47,086      $ 44,284
Net Income                                $   95,129      $   96,130      $ 88,706      $ 76,135      $ 70,524
 Percent of Sales                                9.1%            9.5%          9.6%          8.9%          8.9%
Per Common Share:(1)
 Net Income-Basic and Diluted             $     2.28      $     2.22      $   2.01      $   1.71      $   1.57
 Cash Dividends                           $     0.59      $     0.54      $   0.48      $   0.44      $   0.37
-----------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                              $  550,014      $  529,367      $484,394      $435,359      $379,904
Working Capital                           $  212,162      $  235,031      $235,079      $203,988      $189,255
Property, Plant and Equipment--Net        $  175,617      $  170,766      $151,309      $139,095      $113,187
Long-Term Debt                            $    3,575      $   29,095      $ 30,685      $ 31,230      $ 31,840
Property Additions                        $   33,804      $   44,935      $ 37,528      $ 50,229      $ 31,745
Depreciation and Amortization             $   35,569      $   32,571      $ 26,981      $ 24,399      $ 22,717
Shareholders' Equity                      $  414,855      $  410,563      $368,000      $323,563      $277,148
 Per Common Share(1)                      $    10.23      $     9.60      $   8.45      $   7.29      $   6.19
Weighted Average
 Common Shares Outstanding-Diluted(1)         41,799          43,364        44,108        44,624        45,057
-----------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End                15.1            17.1          16.0          14.6          15.2
Current Ratio                                    2.8             4.1           4.2           3.9           4.1
Long-Term Debt as
 a Percent of Shareholders' Equity               0.9%            7.1%          8.3%          9.7%         11.5%
Dividends Paid as a Percent
 of Net Income                                  25.8%           24.3%         23.8%         25.7%         23.4%
Return on Average Equity                        23.0%           24.7%         25.7%         25.3%         27.4%
-----------------------------------------------------------------------------------------------------------------

(1) Adjusted for 3-for-2 stock split paid January 1998.

BUSINESS SEGMENTS

Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999, 1998 and 1997


IN 1999, THE COMPANY ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." MANAGEMENT HAS EVALUATED ITS OPERATIONS IN ACCORDANCE WITH SFAS NO. 131 AND HAS DETERMINED THAT THE BUSINESS IS SEPARATED INTO THREE DISTINCT OPERATING AND REPORTABLE PRODUCT CATEGORIES: "SPECIALTY FOODS," "GLASSWARE AND CANDLES" AND "AUTOMOTIVE." THE 1998 AND 1997 BUSINESS SEGMENT PRESENTATIONS HAVE BEEN RESTATED TO CONFORM WITH THE 1999 PRESENTATION.

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

GLASSWARE AND CANDLES-includes the production and marketing of table and giftware consisting of domestic glassware, both machine pressed and machine blown; imported glassware; candles in all popular sizes, shapes and scents; potpourri and related scented products; industrial glass and lighting components; and glass floral containers. This segment's products are sold primarily to retail markets such as mass merchandisers and department stores.

AUTOMOTIVE-includes production and marketing of rubber, vinyl and carpet-on-rubber car mats for original equipment manufacturers, importers and for the auto aftermarket; truck and trailer splash guards; pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories.

Operating income represents net sales less operating expenses related to the business segments. Expenses of a general corporate nature have not been allocated to the business segments. All intercompany transactions have been eliminated, and intersegment revenues are not significant. Identifiable assets for each segment include those assets used in its operations and intangible assets allocated to purchased businesses. Corporate assets consist principally of cash, cash equivalents and deferred income taxes.

The 1999 and 1998 capital expenditures of the segments include property relating to business acquisitions as follows:

Segments            1999           1998
------------------------------------------
Automotive        $990,000
Specialty Foods                 $3,690,000
==========================================

BUSINESS SEGMENTS

Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999, 1998 and 1997


The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 1999, 1998 and 1997:

(Dollars In Thousands)                 1999             1998            1997
--------------------------------------------------------------------------------
NET SALES
  Specialty Foods                   $  441,470       $  411,373       $351,012
  Glassware and Candles                363,617          363,835        336,200
  Automotive                           240,615          233,544        235,601
--------------------------------------------------------------------------------
   Total                            $1,045,702       $1,008,752       $922,813
================================================================================
OPERATING INCOME
  Specialty Foods                   $   68,550       $   62,141       $ 47,393
  Glassware and Candles                 79,235           80,350         81,859
  Automotive                            12,861           18,700         20,819
  Corporate expenses                    (4,958)          (5,320)        (5,712)
--------------------------------------------------------------------------------
   Total                            $  155,688       $  155,871       $144,359
================================================================================
IDENTIFIABLE ASSETS
  Specialty Foods                   $  133,100       $  121,659       $ 95,130
  Glassware and Candles                260,359          264,569        235,154
  Automotive                           122,373          108,238        110,525
  Corporate                             34,182           34,901         43,585
--------------------------------------------------------------------------------
   Total                            $  550,014       $  529,367       $484,394
================================================================================
CAPITAL EXPENDITURES
  Specialty Foods                   $   13,721       $    9,347       $  4,625
  Glassware and Candles                 10,998           29,847         21,986
  Automotive                             9,804            9,372         10,817
  Corporate                                271               59            100
--------------------------------------------------------------------------------
   Total                            $   34,794       $   48,625       $ 37,528
================================================================================
DEPRECIATION AND AMORTIZATION
  Specialty Foods                   $    7,601       $    7,425       $  5,546
  Glassware and Candles                 18,601           16,367         12,520
  Automotive                             9,242            8,684          8,814
  Corporate                                125               95            101
--------------------------------------------------------------------------------
   Total                            $   35,569       $   32,571       $ 26,981
================================================================================

Substantially all net sales and all long-lived assets are domestic.

Combined net sales from each of the three segments to one customer totaled approximately $108,913,000 or 10% of consolidated fiscal 1999 net sales.

CONSOLIDATED STATEMENTS OF INCOME

Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999, 1998 and 1997


                                                                   Years Ended June 30
                                                      1999                 1998                1997
-------------------------------------------------------------------------------------------------------
NET SALES                                        $1,045,702,000       $1,008,752,000       $922,813,000
COST OF SALES                                       723,786,000          684,355,000        632,051,000
-------------------------------------------------------------------------------------------------------
GROSS MARGIN                                        321,916,000          324,397,000        290,762,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES        166,228,000          168,526,000        146,403,000
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    155,688,000          155,871,000        144,359,000
OTHER INCOME (EXPENSE):
 Interest expense                                    (2,718,000)          (2,626,000)        (2,596,000)
 Interest income and other--net                         492,000            2,128,000            696,000
-------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                          153,462,000          155,373,000        142,459,000
TAXES BASED ON INCOME                                58,333,000           59,243,000         53,753,000
-------------------------------------------------------------------------------------------------------
NET INCOME                                       $   95,129,000       $   96,130,000       $ 88,706,000
=======================================================================================================
NET INCOME PER COMMON SHARE:
  BASIC                                          $         2.28       $         2.22       $       2.01
  DILUTED                                        $         2.28       $         2.22       $       2.01
=======================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  BASIC                                              41,759,000           43,271,000         44,060,000
  DILUTED                                            41,799,000           43,364,000         44,108,000
=======================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Lancaster Colony Corporation and Subsidiaries as of June 30, 1999 and 1998


                                                                        June 30
ASSETS                                                           1999             1998
------------------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash and equivalents                                        $ 18,860,000     $ 23,224,000
 Receivables (less allowance for doubtful accounts,
   1999--$3,300,000; 1998--$2,774,000)                        123,268,000       99,870,000
 Inventories:
   Raw materials and supplies                                  41,741,000       44,915,000
   Finished goods and work in process                         127,680,000      130,282,000
------------------------------------------------------------------------------------------
    Total inventories                                         169,421,000      175,197,000
 Prepaid expenses and other current assets                     16,830,000       13,257,000
------------------------------------------------------------------------------------------
    Total current assets                                      328,379,000      311,548,000
PROPERTY, PLANT AND EQUIPMENT:
 Land, buildings and improvements                             112,351,000      103,252,000
 Machinery and equipment                                      281,710,000      270,781,000
------------------------------------------------------------------------------------------
    Total cost                                                394,061,000      374,033,000
 Less accumulated depreciation                                218,444,000      203,267,000
------------------------------------------------------------------------------------------
    Property, plant and equipment--net                        175,617,000      170,766,000
OTHER ASSETS:
 Goodwill (net of accumulated amortization,
   1999--$8,884,000; 1998--$6,872,000)                         35,768,000       37,045,000
 Other Assets                                                  10,250,000       10,008,000
------------------------------------------------------------------------------------------
      TOTAL                                                  $550,014,000     $529,367,000
==========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Current portion of long-term debt                           $ 25,520,000     $    510,000
 Accounts payable                                              45,742,000       41,804,000
 Accrued liabilities                                           44,955,000       34,203,000
------------------------------------------------------------------------------------------
    Total current liabilities                                 116,217,000       76,517,000
LONG-TERM DEBT--Less current portion                            3,575,000       29,095,000
OTHER NONCURRENT LIABILITIES                                    7,081,000        7,325,000
DEFERRED INCOME TAXES                                           8,286,000        5,867,000
SHAREHOLDERS' EQUITY:
 Preferred stock--authorized 3,050,000 shares;
  Outstanding--none
 Common stock--authorized 75,000,000 shares;
  Shares outstanding, 1999--40,547,796; 1998--42,753,488       50,912,000       50,392,000
 Retained earnings                                            548,143,000      477,587,000
 Accumulated other comprehensive income                           106,000           98,000
------------------------------------------------------------------------------------------
   Total                                                      599,161,000      528,077,000
 Less common stock in treasury, at cost                       184,306,000      117,514,000
------------------------------------------------------------------------------------------
 Total shareholders' equity                                   414,855,000      410,563,000
------------------------------------------------------------------------------------------
      TOTAL                                                  $550,014,000     $529,367,000
==========================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999, 1998 and 1997


                                                                            Years Ended June 30
                                                                  1999              1998              1997
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                   $ 95,129,000      $ 96,130,000      $ 88,706,000

 Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization                                 35,569,000        32,571,000        26,981,000
  Provision for losses on accounts receivable                    1,789,000         1,691,000         1,813,000
  Deferred income taxes and other noncash charges               (1,225,000)          887,000          (669,000)
  (Gain) loss on sale of property                                 (229,000)       (1,965,000)          530,000
  Changes in operating assets and liabilities:
   Receivables                                                 (25,252,000)        2,661,000         1,133,000
   Inventories                                                   6,426,000       (12,635,000)       (9,656,000)
   Prepaid expenses and other current assets                      (173,000)           81,000           208,000
   Accounts payable and accrued liabilities                     14,450,000           624,000         4,415,000
--------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                  126,484,000       120,045,000       113,461,000
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments on property additions                                (33,804,000)      (44,935,000)      (37,528,000)
 Acquisitions net of cash acquired                              (2,075,000)      (19,749,000)
 Proceeds from sale of property                                    647,000         3,634,000            52,000
 Other--net                                                     (4,269,000)       (9,165,000)       (3,629,000)
--------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                      (39,501,000)      (70,215,000)      (41,105,000)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Payment of dividends                                          (24,573,000)      (23,326,000)      (21,114,000)
 Purchase of treasury stock                                    (66,792,000)      (37,083,000)      (29,554,000)
 Payments on long-term debt, including acquisition
   debt payoff                                                    (510,000)       (5,148,000)         (610,000)
 Reduction of ESOP debt                                                                              1,279,000

 Common stock issued, including stock issued upon
   exercise of stock options and related tax benefit               520,000         6,819,000         5,082,000
--------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                      (91,355,000)      (58,738,000)      (44,917,000)
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                              8,000            23,000
--------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                              (4,364,000)       (8,885,000)       27,439,000
Cash and equivalents at beginning of year                       23,224,000        32,109,000         4,670,000
--------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                           $ 18,860,000      $ 23,224,000      $ 32,109,000
==============================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999, 1998 and 1997


                                                                                         Accumulated
                                                                                            Other                          Amount
                                           Outstanding      Common         Retained     Comprehensive     Treasury        due from
                                             Shares          Stock         Earnings         Income          Stock           ESOP
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                     29,563,401     $38,491,000     $337,153,000     $ 75,000     $ 50,877,000    $ 1,279,000
------------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1997:
 Net income                                                                 88,706,000
 Cash dividends-- common stock
  ($.48 per share)                                                         (21,114,000)
 Purchase of treasury shares                 (691,882)                                                    29,554,000
 Shares issued upon exercise of stock
  options including related tax benefits      145,317       5,082,000
 Tax benefit of cash dividends paid
  on ESOP unallocated shares                                                    38,000
 Reduction of ESOP debt                                                                                                  (1,279,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                     29,016,836      43,573,000      404,783,000       75,000       80,431,000
------------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1998:
 Net income                                                                 96,130,000
 Cash dividends--common stock
  ($.54 per share)                                                         (23,326,000)
 Purchase of treasury shares                 (987,150)                                                    37,083,000
 Shares issued upon exercise of stock
  options including related tax benefits      215,659       6,819,000
 Shares issued in connection with
  three-for-two stock split                14,508,143
 Translation adjustment                                                                      23,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                     42,753,488      50,392,000      477,587,000       98,000      117,514,000
------------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1999:
 Net income                                                                 95,129,000
 Cash dividends-- common stock
  ($.59 per share)                                                         (24,573,000)
 Purchase of treasury shares               (2,226,800)                                                    66,792,000
 Shares issued upon exercise of stock
  options including related tax benefits       21,108         520,000
 Translation adjustment                                                                       8,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                     40,547,796     $50,912,000     $548,143,000     $106,000     $184,306,000
====================================================================================================================================

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lancaster Colony Corporation and Subsidiaries


           1. SUMMARY OF   Principles of Consolidation
             SIGNIFICANT
              ACCOUNTING   The accompanying consolidated financial statements
                POLICIES   include the accounts of Lancaster Colony Corporation
                           and its wholly-owned subsidiaries, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

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

                           Goodwill

                           For financial reporting purposes goodwill is being amortized on a straight-line basis over ten to forty years, with the exception of $2,243,000 which relates to a company acquired prior to November 1, 1970. Such amount is not being amortized as, in the opinion of management, there has been no diminution in value. Management periodically evaluates the future economic benefit of its recorded goodwill and other long-term assets when events or circumstances indicate potential recoverability concerns. This evaluation is based on consideration of expected future undiscounted cash flows and other operating factors. Carrying amounts are adjusted appropriately when determined to have been impaired.

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

                           Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the diluted weighted average number of common shares outstanding during the period, which includes the dilutive potential common shares associated with outstanding stock options. There are no adjustments to net income necessary in the calculation of basic and diluted earnings per share.

                           On January 27, 1998, a three-for-two stock split was effected whereby one additional common share was issued for each two shares outstanding to shareholders of record on January 6, 1998. Accordingly, per share data and weighted average common shares outstanding for all periods presented in the accompanying consolidated financial statements have been retroactively adjusted for this split.

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

                           Business Segments

                           The business segments information for 1999, 1998 and 1997 included on pages 14 and 15 of this Annual Report is an integral part of these financial statements.

                           Comprehensive Income

                           The only component of other comprehensive income for the Company is foreign currency translation adjustments for which there is no related income tax effect. The difference from net income is immaterial in relation to the Company's financial statements for the fiscal years ended June 30, 1999, 1998 and 1997.

                           Derivative Instruments, Computer Software Costs and Start-up Costs

                           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which revised the accounting for derivative financial instruments. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000 (i.e., the first quarter of the Company's fiscal 2001). Management has not yet completed its analysis of this Statement as to its impact on the Company's financial statements and disclosures.

                           In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which revises the accounting for software development costs. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities to be expensed as incurred. These SOPs will be effective for the Company the first quarter of fiscal 2000. Management does not expect the adoption of these SOPs to have a significant impact on the Company's financial statements.

         2. ACQUISITIONS   During October 1998, the Company acquired certain
                           assets of Southeast Mat Company, an automobile floor mat manufacturer, for cash of approximately
                           $2,075,000. During July 1997, the Company acquired all of the common stock of Chatham Village Foods, Inc., an upscale salad crouton business, for cash of approximately $19,749,000. This amount was financed through the use of internally generated funds. The related liabilities assumed totaled approximately
                           $5,747,000. These acquisitions were accounted for under the purchase method of accounting and the non-cash aspects have been excluded from the accompanying Consolidated Statements of Cash Flows.
                           The results of operations of these entities have been included in the consolidated financial statements from the dates of acquisition and are immaterial in relation to the consolidated totals.

          3. INVENTORIES   Inventories are valued at the lower of cost or
                           market. Inventories which comprise approximately 22% of total inventories at June 30, 1999 and 1998, are costed on a last-in, first-out (LIFO) basis.
                           Inventories which are costed by various other methods approximate actual cost on a first-in, first-out
                           (FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $16,744,000 and $14,531,000 higher than reported at June 30, 1999 and 1998, respectively.

                           It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to less than 10% of the combined total of finished goods and work in process inventories at June 30, 1999 and 1998.

4. SHORT-TERM BORROWINGS   As of June 30, 1999, 1998 and 1997, the Company had
                           unused lines of credit for short-term borrowings from various banks of $95,000,000, $85,000,000 and
                           $174,000,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. As of June
                           30, 1999 and 1998, the Company had no short-term borrowings under its line of credit arrangements.

  5. ACCRUED LIABILITIES   Accrued liabilities at June 30, 1999 and 1998 are
                           composed of:

                           (Dollars In Thousands)                         1999           1998
                           --------------------------------------------------------------------
                           Income and other taxes                        $ 4,131       $(4,603)
                           Accrued compensation and employee benefits     29,911        27,088
                           Accrued marketing and distribution              5,808         4,959
                           Other                                           5,105         6,759
                           --------------------------------------------------------------------
                           Total accrued liabilities                     $44,955       $34,203
                           ====================================================================

       6. LONG-TERM DEBT   Long-term debt (including current portion) at June
                           30, 1999 and 1998 consists of:

                           (Dollars In Thousands)                                1999          1998
                           --------------------------------------------------------------------------
                           Notes payable (8.9%, due in February 2000)          $25,000       $25,000
                           Obligations with various industrial development
                             authorities-collateralized by real estate and
                             equipment-floating rate due in installments to
                             2005                                                4,095         4,605
                           --------------------------------------------------------------------------
                           Total                                                29,095        29,605
                           Less current portion                                 25,520           510
                           --------------------------------------------------------------------------
                           Long-term debt                                      $ 3,575       $29,095
                           ==========================================================================

                           No material debt was assumed for the purchase of property additions in 1999, 1998 and 1997. Cash payments for interest were $2,722,000, $2,646,000 and $2,603,000 for 1999, 1998 and 1997, respectively.
                           Various debt agreements require the maintenance of certain financial statement amounts and ratios, including a requirement to maintain a specified minimum net worth, as defined. At June 30, 1999, the Company exceeded this net worth requirement by approximately $45,623,000.

                           Long-term debt matures as follows:     (Dollars In Thousands)
                           -------------------------------------------------------------
                           Year ending June 30:
                            2000                                          $25,520
                            2001                                              535
                            2002                                              545
                            2003                                              555
                            2004                                              565
                            After 2004                                      1,375
                           -------------------------------------------------------------
                             Total                                        $29,095
                           =============================================================

                           Based on the borrowing rates currently available for long-term debt with similar terms and average maturities, the estimated fair value of total long-term debt is approximately $29,525,000 and $30,497,000 at June 30, 1999 and 1998, respectively.

         7. INCOME TAXES   The Company and its domestic subsidiaries file a
                           consolidated Federal income tax return. Taxes based on income for the years ended June 30, 1999, 1998 and 1997, have been provided as follows:

                           (Dollars In Thousands)           1999         1998         1997
                           -----------------------------------------------------------------
                           Currently payable:
                            Federal                       $53,245      $49,798      $49,063
                            State and local                 6,420        7,612        5,579
                           -----------------------------------------------------------------
                           Total current provision         59,665       57,410       54,642
                           Deferred Federal, state and
                             local provision (credit)      (1,332)       1,833         (889)
                           -----------------------------------------------------------------
                           Total taxes based on income    $58,333      $59,243      $53,753
                           =================================================================

                          Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $22,000, $647,000 and $323,000 for
                          1999, 1998 and 1997, respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                            1999      1998     1997
                           ---------------------------------------------------------
                           Statutory rate                   35.0%     35.0%    35.0%
                           State and local income taxes      2.9       3.1      2.5
                           Other                             0.1                0.2
                           ---------------------------------------------------------
                           Effective rate                   38.0%     38.1%    37.7%
                           =========================================================

                           Deferred income taxes recorded in the consolidated balance sheets at June 30, 1999 and 1998 consist of the following:

                           (Dollars In Thousands)                                   1999         1998
                           -----------------------------------------------------------------------------
                           Deferred tax assets (liabilities):
                            Inventories                                           $  7,013     $  5,729
                            Employee medical and other benefits                      5,033        5,079
                            Receivable and other valuation allowances                3,976        2,421
                            Other accrued liabilities                                3,631        3,031
                           -----------------------------------------------------------------------------
                           Total deferred tax assets                                19,653       16,260
                           -----------------------------------------------------------------------------
                           Total deferred tax liabilities - property and other     (13,538)     (11,477)
                           -----------------------------------------------------------------------------
                           Net deferred tax asset                                 $  6,115     $  4,783
                           =============================================================================

                           Cash payments for income taxes were $51,119,000, $63,633,000 and $54,225,000 for 1999, 1998 and 1997,
                           respectively.

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

                           In April 1990, the Company's Board of Directors adopted a Rights Agreement which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Class A Participating Preferred Stock. The rights may be exercised on or after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 15 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 30 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $17.50 per right, common stock of the Company having a market value of $35. The person or groups effecting such 15 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire April 2000 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

                           In February 1999, the Company's Board of Directors approved a share repurchase authorization of 2,000,000 shares of which 1,041,500 remained authorized for future purchase as of June 30, 1999.

        9. STOCK OPTIONS   Under terms of an incentive stock option plan
                           approved by the shareholders in November 1995, the Company has reserved 3,000,000 common shares for issuance to qualified key employees. All options granted under the plan are exercisable at prices not less than fair market value as of the date of grant.
                           At June 30, 1999, 2,449,104 shares were available for future grants under the plan. In general, options granted under the plan vest immediately and have a maximum term of 10 years. Both reserved common shares and shares available for future grants have been restated to reflect the stock split in January 1998.

                           In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its stock-based compensation. Under APB Opinion No. 25, because the exercise price of the Company's stock options was at least equal to the market price of the underlying stock on the date of grant, no compensation expense was recognized.

                           The following summarizes for each of the three years in the period ended June 30, 1999 the activity relating to stock options granted under the 1995 plan mentioned above as well as those granted under a separate plan that expired in May 1995, as restated to reflect the stock split in January 1998:

                                                                        1999                   1998                   1997
                           -------------------------------------------------------------------------------------------------------
                                                                            Weighted               Weighted               Weighted
                                                                 Number      Average    Number      Average    Number      Average
                                                                   of       Exercise      of       Exercise      of       Exercise
                                                                 Shares       Price     Shares       Price     Shares       Price
                           -------------------------------------------------------------------------------------------------------
                           Outstanding at beginning of period    277,986     $27.78     497,095     $28.18     335,121     $21.16
                            Exercised                            (21,108)     23.62    (215,659)     28.62    (217,976)     21.95
                            Granted                              293,350      27.15                            383,100      30.78
                            Forfeited                           (120,079)     30.85      (3,450)     30.75      (3,150)     27.71
                           -------------------------------------------------------------------------------------------------------
                           Outstanding at end of the period      430,149     $26.75     277,986     $27.78     497,095     $28.18
                           =======================================================================================================

                           Exercisable at end of period          318,449     $27.32     186,692     $29.73     354,179     $30.01
                           =======================================================================================================

                           The weighted average fair value of options granted during fiscal years 1999 and 1997 were $5.27 and $5.00 per share, respectively.

                           The following table summarizes information about the options outstanding at June 30, 1999:

                                             Options Outstanding                             Options Exercisable
                           --------------------------------------------------------     -----------------------------
                                                                Weighted Average
                              Range of          Number       Remaining     Exercise        Number    Weighted Average
                           Exercise Prices   Outstanding  Contractual Life   Price      Exercisable   Exercise Price
                           --------------------------------------------------------     -----------------------------
                           $30.75               82,500          2.59        $30.75         63,946         $30.75
                           $27.13 - $29.84     282,043          2.58        $27.15        236,915         $27.15
                           $17.06 - $22.25      65,606          4.18        $19.81         17,588         $17.06
                           ========================================================     =============================

                           The fair value of the options presented above was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for options granted in 1999 and 1997, respectively: risk free interest rate of 5.77% and 6.04%; dividend yield of 1.7% and 1.6%; volatility factors of the expected market price of the Company's common stock of 27.39% and 20.60%; and a weighted average expected option life of 2.71 and 2.29 years.

                           Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                           (Dollars In Thousands Except                         For Years Ended
                           Per Share Figures)                   June 30, 1999    June 30, 1998   June 30, 1997
                           -----------------------------------------------------------------------------------
                           Net income             As reported       $95,129         $96,130         $88,706
                                                  Pro forma         $94,555         $96,057         $87,746
                           Earnings per Share
                             Basic and Diluted    As reported       $  2.28         $  2.22         $  2.01
                                                  Pro forma         $  2.26         $  2.22         $  1.99
                           ===================================================================================

   10. PENSION AND OTHER   The Company and certain of its operating subsidiaries
 POSTRETIREMENT BENEFITS   provide multiple defined benefit pension and
                           postretirement medical and life insurance benefit plans. Benefits under the defined benefit pension plans are primarily based on negotiated rates and years of service and cover the union workers at such locations. The Company contributes to these pension plans at least the minimum amount required by regulation or contract. The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."
                           Benefits are funded as incurred. Relevant information with respect to these defined benefit pension and postretirement medical and life insurance benefits as of June 30, can be summarized as follows:

                                                                                                          OTHER
                                                                          PENSION BENEFITS       POSTRETIREMENT BENEFITS
                           -----------------------------------------------------------------     -----------------------
                           (Dollars In Thousands)                         1999        1998           1999        1998
                           -----------------------------------------------------------------     -----------------------
                           CHANGE IN BENEFIT OBLIGATION
                           Benefit obligation at beginning of year      $28,409     $24,361         $2,850      $2,875
                           Service cost                                     491         559            109         102
                           Interest cost                                  1,851       1,785            192         215
                           Amendments                                       808          18
                           Actuarial loss (gain)                         (1,526)      3,165           (192)       (119)
                           Benefits paid                                 (1,760)     (1,479)          (202)       (223)
                           -----------------------------------------------------------------     -----------------------
                           Benefit obligation at end of year             28,273      28,409          2,757       2,850
                           -----------------------------------------------------------------     -----------------------

                           CHANGE IN PLAN ASSETS
                           Fair value of plan assets at
                             beginning of year                           34,794      30,262
                           Actual return on plan assets                   1,738       5,927
                           Employer contribution                            294          84            202         223
                           Benefits paid                                 (1,760)     (1,479)          (202)       (223)
                           -----------------------------------------------------------------     -----------------------
                           Fair value of plan assets at end of year      35,066      34,794
                           -----------------------------------------------------------------     -----------------------

                           Funded status                                  6,793       6,385         (2,757)     (2,850)
                           Unrecognized net actuarial (gain)             (6,436)     (6,430)          (643)       (463)
                           Unrecognized prior service cost                2,797       2,189
                           Unrecognized net transition obligation           177         208
                           -----------------------------------------------------------------     -----------------------
                           Prepaid (accrued) benefit cost               $ 3,331     $ 2,352        ($3,400)    ($3,313)
                           =================================================================     =======================

                           WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30
                           ---------------------------------------------------------------------------------------------
                           Discount rate                                   7.25%       6.75%          7.25%       6.75%
                           Expected return on plan assets                  9.00%       9.00%

                           For measurement purposes, annual increases in medical costs are initially assumed to total approximately 7% per year and gradually decline to 5% by approximately the year 2003 and remain level thereafter.

                                                                                                              OTHER
                                                                            PENSION BENEFITS         POSTRETIREMENT BENEFITS
                           ------------------------------------------------------------------------  -----------------------
                           (Dollars In Thousands)                       1999      1998      1997        1999   1998   1997
                           ------------------------------------------------------------------------  -----------------------
                           COMPONENTS OF NET PERIODIC BENEFIT COST
                           Service cost                                  $491      $559      $537       $109   $102   $ 99
                           Interest cost                                1,851     1,785     1,681        192    215    227
                           Expected return on plan assets              (3,056)   (2,649)   (2,268)
                           Amortization of unrecognized net gain         (202)     (230)      (45)       (11)    (4)
                           Amortization of prior service cost             200       148       147
                           Amortization of unrecognized
                             net obligation existing at transition         31        31        31
                           ------------------------------------------------------------------------  -----------------------

                           Net periodic benefit cost (benefit)          ($685)    ($356)     $ 83       $290   $313   $326
                           ========================================================================  =======================

                           The majority of the pension plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $4,814,000, $5,284,000 and $4,500,000 as of June 30, 1999, 1998 and 1997, respectively.

                           Assumed health care cost rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effect:

                                                                                  1-Percentage-     1-Percentage-
                           (Dollars in Thousands)                                 Point Increase    Point Decrease
                           ---------------------------------------------------------------------------------------
                           Effect on total of service and interest cost components      $29              ($25)
                           Effect on postretirement benefit obligation as of June
                             30, 1999                                                  $175             ($152)

                           The Company and certain of its subsidiaries also participate in multiemployer plans that provide pension and postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $2,904,000, $2,723,000 and $2,488,000 in 1999, 1998 and 1997,
                           respectively.

                           During fiscal 1998, the Company adopted the Lancaster Colony Corporation 401(k) Profit Sharing Plan and Trust ("401(k) Plan"). In general, the 401(k) Plan extends participation to all domestic employees, except those covered by a collective bargaining agreement. The Company's contribution is 40% of the participant's contribution up to a maximum of 4% of the participant's annual compensation and is funded annually at the end of the 401(k) Plan year, December
                           31. The funds are invested in mutual funds with the exception of the Company contribution which is invested in Company stock. The Company's 401(k) Plan contributions totaled approximately $800,000 and $174,000 for the years ended June 30, 1999 and 1998, respectively.

                           The Company also sponsors an Employee Stock Ownership Plan ("ESOP"). Effective January 1, 1998, the ESOP was frozen and all benefit accruals under and further contributions to the ESOP ceased. All participants in the plan at that time were immediately 100% vested. The ESOP was fully paid by the Company and generally provided coverage to all domestic employees, except those covered by a collective bargaining agreement. Previously, in April 1990, the Company loaned $10,000,000 to the ESOP for the purpose of purchasing the Company's common stock in furtherance of the objectives of the Plan. The Company funded this transaction primarily through short-term bank borrowings. With the proceeds and as adjusted for all stock splits since April 1990, the ESOP effectively purchased 1,791,585 shares of the Company's common stock in the open market. Contributions to the ESOP were to be not less than that required by the terms of the loan agreement between the Company and the ESOP. The Company used the shares-allocated method of accounting in determining the amount of expense related to each contribution. The loan to the ESOP was paid in full in fiscal 1997. The pretax expense associated with 1997 totaled $1,169,000 which is net of dividends of $110,000 on the unallocated shares.

         11. COMMITMENTS   The Company has operating leases with initial
                           noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2005. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands): 2000 - $4,259; 2001 - $2,985; 2002 -
                           $1,970; 2003 - $1,535; 2004 - $1,041; thereafter -
                           $118.

                           Total rent expense, including short-term cancelable leases, during 1999, 1998 and 1997 is summarized as follows:

                           (Dollars In Thousands)          1999          1998        1997
                           ----------------------------------------------------------------
                           Operating leases:
                             Minimum rentals              $4,844        $5,477      $4,545
                             Contingent rentals              328           534         558
                           Short-term cancelable leases    2,172         2,113       2,808
                           ----------------------------------------------------------------
                             Total                        $7,344        $8,124      $7,911
                           ================================================================

   12. CONTINGENCIES AND   At June 30, 1999, the Company is a party to various
   ENVIRONMENTAL MATTERS   legal and environmental matters which have arisen in
                           the ordinary course of business. Such matters did not have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's consolidated financial statements.


INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of Lancaster Colony Corporation


We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.


/S/ DELOITTE & TOUCHE LLP

Columbus, Ohio
August 25, 1999

SELECTED QUARTERLY FINANCIAL DATA

Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 1999 and 1998


                                                             Diluted
(Thousands Except Per      Net        Gross        Net       Earnings     Stock Prices(1)  Dividends Paid
Share Figures)            Sales       Margin      Income   Per Share(1)   High        Low    Per Share(1)
---------------------------------------------------------------------------------------------------------
1999
First quarter          $  244,080    $ 73,267     $20,338      $ .48      $40.000   $27.750    $  .140
Second quarter            300,590      92,284      28,213        .67       32.125    24.063       .150
Third quarter             247,227      76,519      21,834        .53       32.000    26.500       .150
Fourth quarter            253,805      79,846      24,744        .61       35.813    24.688       .150
---------------------------------------------------------------------------------------------------------
   Year                $1,045,702    $321,916     $95,129      $2.28      $40.000   $24.063    $  .590
=========================================================================================================
1998
First quarter          $  237,174    $ 75,154     $20,861      $ .48      $36.167   $32.000    $  .127
Second quarter            300,754      95,046      28,967        .67       38.500    31.833       .133
Third quarter             237,628      76,250      22,796        .53       44.750    37.333       .140
Fourth quarter            233,196      77,947      23,506        .55       45.375    36.750       .140
---------------------------------------------------------------------------------------------------------
   Year                $1,008,752    $324,397     $96,130      $2.22      $45.375   $31.833    $  .540
=========================================================================================================

(1) Adjusted for the 3-for-2 stock split paid January 1998.

Lancaster Colony common stock trades on The Nasdaq Stock Market(R) under the symbol LANC. Stock prices were provided by The Nasdaq Stock Market(R). The number of shareholders as of September 17, 1999 was approximately 8,700. The highest and lowest prices for the Company's common stock from July 1, 1999 to September 17, 1999 were $36.94 and $29.00.