Form 10-K, Exhibit 13
period 2000-06-30
LANCASTER COLONY CORP
filed 2000-09-26
CIK 57515

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
Of Results of Operations and Financial Condition
------------------------------------------------

REVIEW OF CONSOLIDATED OPERATIONS
Fiscal 2000 marked the Company's ninth consecutive year that a record level of consolidated net sales has been established. Such sales totaled $1,104,258,000, a 6% increase over the fiscal 1999 total of $1,045,702,000. This growth was internally generated and resulted primarily from increased sales levels of specialty food products to both retail and foodservice customers as well as from greater sales of automotive floor mats and aluminum light truck accessories to original equipment manufacturers ("OEMs"). These same factors generally contributed to 1999 sales increasing 4% over fiscal 1998 sales of $1,008,752,000.

The relative proportion of sales and operating income contributed by each of the Company's business segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the business segments over each of the last three years:

Segment Sales Mix:(1)                              2000        1999        1998
--------------------------------------------------------------------------------
Specialty Foods                                     44%         42%         41%
Glassware and Candles                               33%         35%         36%
Automotive                                          23%         23%         23%

Segment Operating Income %:(2)
--------------------------------------------------------------------------------
Specialty Foods                                     17%         16%         15%
Glassware and Candles                               21%         22%         22%
Automotive                                           3%          5%          8%

(1) Expressed as a percentage of consolidated net sales
(2) Expressed as a percentage of the related segment's net sales

The Company's gross margin as a percentage of net sales was 30.4% in 2000 compared with 30.8% in 1999 and 32.2% in 1998. The decline in the current year's percentage reflects operational inefficiencies and a less favorable sales mix affecting certain automotive floor mat and glassware operations. Margins on specialty food products actually improved as a result of such factors as generally lower food commodity costs and a more favorable sales mix. The decline in the 1999 percentage compared to that of 1998 is primarily attributable to higher food ingredient costs present in the first half of fiscal 1999, although certain glassware and automotive operations also experienced lower efficiencies during 1999. The increasing proportion of sales contributed by specialty food products over the last two years has positively influenced gross margin percentages during this period as such products typically carry higher average gross margins than many of the Company's other products.

Selling, general and administrative expenses for 2000 totaled $173,449,000 and increased 4% over the 1999 total of $166,228,000. Such expenses in 2000 include a bad debt provision of approximately $5 million relating to the January 2000 bankruptcy of a large national foodservice distributor. The 1999 level of selling, general and administrative costs declined 1% from the 1998 total of $168,526,000. This decrease was influenced by cost reductions attained within the Glassware and Candles segment.

In the aggregate, improved Specialty Foods results were partially offset by a decline in performance of the Automotive and, to a lesser extent, the Glassware and Candles segments such that consolidated operating income for 2000 totaled $161,949,000, a 4% improvement from the 1999 total of $155,688,000. In 1999, improved results of the Specialty Foods segment were largely offset by a decline in Automotive segment performance resulting in 1999 operating income being essentially unchanged from the $155,871,000 recorded in 1998.

The effective tax rate in 2000 remained constant at 38.0% compared to 1999. The effective rate for 1998 was 38.1%.

Net income per common share totaled a record $2.51 on a fully-diluted basis for fiscal 2000, an increase of 10% over the comparable 1999 total of $2.28 per share. Fully diluted earnings per share in 1999 increased 3% over the 1998 total of $2.22 per share. Earnings per share have been beneficially affected by the Company's share repurchases which totaled $179 million over the three-year period ended June 30, 2000.

SEGMENT REVIEW - SPECIALTY FOODS
Record levels of net sales and earnings were again achieved by the Specialty Foods segment during fiscal 2000. This segment's net sales during 2000 increased by 11% to total $489,962,000 compared to $441,470,000 in fiscal 1999. Relative to the fiscal 1998 total of $411,373,000, fiscal 1999 net sales increased 7%. In each of the last three fiscal years, the percentage of retail sales to total sales was essentially unchanged at 56%, with the remaining 44% of segment sales being made to foodservice accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

The growth in retail sales over the last two years has been influenced by both the strength of the recently-introduced Texas Toast garlic bread product line and a continued increase in produce department offerings such as vegetable dips and produce dressings. Foodservice sales during this period benefited from new business with several large national restaurant chains as well as from greater sales of Marzetti-branded products to foodservice distributors.


Operating income of the Specialty Foods segment in fiscal 2000 totaled $83,372,000, a 22% increase from the 1999 total of $68,550,000. Compared to operating income of $62,141,000 reported in fiscal 1998, the 1999 total increased 10%. Among the factors contributing to these increases were the greater sales volumes, better capacity utilization and a favorable sales mix. Raw material costs in fiscal 2000 were also substantially lower than in fiscal 1999, especially for soybean oil and cream. Costs for these materials were particularly high during the first half of fiscal 1999. Adversely affecting 2000 results was a bad debt provision of approximately $5,000,000 relating to the bankruptcy of a large foodservice distributor that primarily serviced restaurant chains. This bankruptcy also impaired 2000 cash flows, but did not materially impact the segment's net sales.


SEGMENT REVIEW - GLASSWARE AND CANDLES
Net sales of the Glassware and Candles segment during fiscal 2000 totaled $357,525,000, a 2% decline from the $363,617,000 achieved in 1999. Most of this decline was attributable to a decline in candle sales to mass merchants that occurred during the second half of fiscal 2000. This decline is not specifically attributable to any one factor but appears to have been influenced by increased retail sales in advance of the year 2000 millennium, a growth in competitive import alternatives and less promotional activity conducted by certain customers. Sales of private-label candle products and consumer glassware to mass merchants increased in 2000. Compared to 1998 sales of $363,835,000, 1999 sales remained essentially even as affected by a reduction in the sales of private-label wax-filled products and the closing of the segment's glassware direct selling organization in October 1998.


This segment's operating income in 2000 totaled $76,756,000, a 3% decline from the 1999 total of $79,235,000. Similarly, operating income in 1999 declined 1% from the 1998 operating income level of $80,350,000. Adversely affecting fiscal 2000 results were the reduced sales volume of candles and, within the consumer glassware operations, a less favorable sales mix and substantial production inefficiencies at the Sapulpa, Oklahoma glass production facility. Compared to 1998, lower production volumes in 1999 at a second glass production facility also adversely impacted results due to lower overhead absorption.


SEGMENT REVIEW - AUTOMOTIVE
A record level of net sales was achieved by this segment during fiscal 2000 with total net sales of $256,771,000 exceeding the 1999 total of $240,615,000. Compared to 1998 net sales of $233,544,000, a 3% increase in net sales occurred in 1999. Contributing to the volume increase was internal growth associated with the addition of several new aluminum accessory and floor mat programs placed with OEMs, as well as the volume associated with a new aftermarket customer. Sales of light truck bedliners were adversely impacted throughout this period as a result of factors such as significant industry over-capacity and intense competitive pricing conditions.


Operating income of the Automotive segment during 2000 totaled $7,452,000, a 42% decline from the comparable 1999 total of $12,861,000. This decline is attributable to lower contribution from the sales of floor mats as affected by operating inefficiencies, a less favorable sales mix, certain raw material cost increases, reduced pricing to OEMs and more competitive aftermarket conditions. Freight and overtime costs were also unusually high in the first half of fiscal 2000 due to capacity constraints. The extent of the decline was mitigated by improved contribution from aluminum truck accessory operations. The operating income of the Automotive segment for 1999 declined 31% from the $18,700,000 recorded in 1998. In addition to the presence of the general conditions noted above, operating efficiencies in the first half of fiscal 1999 were also adversely affected by the disruptive effects of unrelated work stoppages at both a major customer and at the Company's Wapakoneta, Ohio facility.


This segment's sales to OEMs are made both directly to the OEMs and indirectly through third party, "Tier 1" suppliers. Such sales are sensitive to the overall rate of new vehicle sales, the availability of competitive alternatives and the

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

Tier 1 supplier's ongoing ability to maintain its relationship with the OEMs. Additionally, the extent of pricing flexibility associated with these sales continues to be particularly limited with certain products subject to annual price reductions. During 2000, sales to OEMs comprised 58% of this segment's sales compared to 50% and 49% in 1999 and 1998, respectively.


LIQUIDITY AND CAPITAL RESOURCES
In general, the Company's noteworthy balance sheet strength at June 30, 2000 is substantially similar in composition to that of June 30, 1999. This was reflected in short and long-term debt comprising less than 10% of total capitalization at both dates. Management believes that this relatively low level of leverage provides the Company with considerable flexibility to acquire businesses complementary in function to that of the Company's existing operations. It is anticipated that adequate funds will continue to be made available under bank lines of credit to meet any short-term cash requirements not otherwise met by cash generated from operations. Short-term bank loans utilized at June 30, 2000 increased $8,250,000.


Over the last three years, the Company's financial position has benefited from net cash provided by operating activities totaling $128,445,000, $126,484,000 and $120,045,000 for 2000, 1999 and 1998, respectively. The primary influence on these amounts has been the Company's favorable levels of net income and working capital. This cash flow generated from operations remains the primary source of financing the Company's internal growth.


The principal use of cash flows used in investing activities over the last three years has been for investments in property, plant and equipment. The fiscal 2000 total of $24,564,000 declined from the $33,804,000 expended in fiscal 1999 due to 1999 including large expenditures for the completion of a food distribution facility. No similarly-sized projects were undertaken in 2000. Fiscal 1998 included the acquisition of all the outstanding stock of Chatham Village Foods, Inc., a manufacturer and marketer of croutons and related products. The total of cash paid and debt assumed by the Company in consummating this acquisition exceeded $20,000,000. Subsequent to June 30, 2000, the Company utilized cash of approximately $33,000,000 to acquire the outstanding stock of Sister Schubert's Homemade Rolls, Inc., a manufacturer and marketer of frozen, partially baked yeast rolls and related products. The selling shareholders may ultimately receive additional cash payments from the Company contingent upon the future annual level of Sister Schubert's earnings, as defined, that will be attained through calendar 2004.


Financing activities of the Company used net cash totaling $115,915,000, $91,355,000 and $58,738,000 in fiscals 2000, 1999 and 1998, respectively. The largest such financing activity conducted by the Company in each of the last three years involved the purchase of the Company's common stock. Cash utilized for these purchases totaled $75,101,000, $66,792,000 and $37,083,000 in 2000,
1999 and 1998, respectively. In May 2000, the Company's Board of Directors approved a share repurchase authorization of 3,000,000 shares which, when combined with the amount of shares remaining subject to repurchase under a previous authorization, provided a total of 3,412,000 shares authorized for future purchase as of June 30, 2000.


An additional significant financing activity conducted in each of the last three years has been the payment of dividends. Total dividend payments for 2000 were $24,747,000 which was approximately 1% greater than the 1999 total of $24,573,000. This increase reflects the higher dividend payout rate of $.63 present during 2000 as compared to $.59 during 1999. Fiscal 2000 marks the 37th consecutive year in which the Company's dividend rate was increased. The future levels of share purchases and declared dividends are subject to the periodic review of the Company's Board of Directors and are generally determined after an assessment is made of such factors as anticipated earnings levels, cash flow requirements and general business conditions.


Compared to June 30, 1999, the current portion of long-term debt decreased approximately $25 million by June 30, 2000 as a result of the maturity of a $25 million note which was paid in February 2000. This payment was effectively funded by cash from operations.


The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various Federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance and, upon occasion, remediation. Such costs have not been, and are not anticipated to become, material.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------


IMPACT OF INFLATION
The most significant change in costs during fiscal 2000 related to declines in soybean oil and cream costs which benefited the results of the Specialty Foods segment. Certain cost increases in the second half of fiscal 2000, including those for freight, natural gas and corrugated, trended above the general inflation rate and may adversely affect fiscal 2001 results if not abated. Raw material costs in fiscal 1999, with the exception of certain food commodity costs, did not significantly vary from the levels encountered in fiscal 1998. Soybean oil and cream costs rose markedly during the first half of fiscal 1999 but returned to more comparable levels by June 30.


The Company generally attempts to adjust its selling prices to offset the effects of increased raw material costs. However, these adjustments have historically been difficult to implement on a timely basis relative to the increase in costs incurred. Reducing the exposure to such increased costs is the Company's diversity of operations and its ongoing efforts to achieve greater manufacturing and distribution efficiencies through the improvement of work processes.


YEAR 2000
As of the date of this report, the Company has not experienced any significant Year 2000 related issues. Mainframe applications, personal computers, telecommunications equipment and programmable logic controllers associated with certain manufacturing equipment are operating effectively. In addition, the Company is not aware of any third-party vendors or principal suppliers that are not Year 2000 compliant. Management will continue to monitor its critical systems and will utilize contingency plans, if the need arises. The costs and business implications which might be associated with the adoption of such contingency plans is not estimable, but could be significant.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995:
All statements made by the Company in both this annual report and in other contexts, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future, are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, customers, products, services and prices. Specific influences relating to these forward-looking statements include fluctuations in material costs, the continued solvency of key customers, efficiencies in plant operations and innumerable other factors. Such forward-looking statements are not guarantees of future performance, and the actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

FIVE YEAR FINANCIAL SUMMARY
Lancaster Colony Corporation and Subsidiaries
---------------------------------------------

(Thousands Except Per Share Figures)         2000          1999          1998           1997          1996
-------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                 $1,104,258    $1,045,702    $1,008,752    $  922,813    $  855,912
Gross Margin                              $  335,398    $  321,916    $  324,397    $  290,762    $  263,952
  Percent of Sales                              30.4%         30.8%         32.2%         31.5%         30.8%
Interest Expense                          $    1,588    $    2,718    $    2,626    $    2,596    $    2,875
  Percent of Sales                               0.1%          0.3%          0.3%          0.3%          0.3%
Income Before Income Taxes                $  160,189    $  153,462    $  155,373    $  142,459    $  123,221
  Percent of Sales                              14.5%         14.7%         15.4%         15.4%         14.4%
Taxes Based on Income                     $   60,925    $   58,333    $   59,243    $   53,753    $   47,086
Net Income                                $   99,264    $   95,129    $   96,130    $   88,706    $   76,135
  Percent of Sales                               9.0%          9.1%          9.5%          9.6%          8.9%
Per Common Share:(1)
  Net Income- Basic and Diluted           $     2.51    $     2.28    $     2.22    $     2.01    $     1.71
  Cash Dividends                          $     0.63    $     0.59    $     0.54    $     0.48    $     0.44
-------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                              $  531,844    $  550,014    $  529,367    $  484,394    $  435,359
Working Capital                           $  219,420    $  212,162    $  235,031    $  235,079    $  203,988
Property, Plant and Equipment--Net        $  172,384    $  175,617    $  170,766    $  151,309    $  139,095
Long-Term Debt                            $    3,040    $    3,575    $   29,095    $   30,685    $   31,230
Property Additions                        $   24,564    $   33,804    $   44,935    $   37,528    $   50,229
Depreciation and Amortization             $   34,340    $   35,569    $   32,571    $   26,981    $   24,399
Shareholders' Equity                      $  415,483    $  414,855    $  410,563    $  368,000    $  323,563
  Per Common Share(1)                     $    10.94    $    10.23    $     9.60    $     8.45    $     7.29

Weighted Average
  Common Shares Outstanding- Diluted(1)       39,554        41,799        43,364        44,108        44,624
-------------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End                 7.8          15.1          17.1          16.0          14.6

Current Ratio                                    3.3           2.8           4.1           4.2           3.9

Long-Term Debt as
  a Percent of Shareholders' Equity              0.7%          0.9%          7.1%          8.3%          9.7%

Dividends Paid as a Percent
  of Net Income                                 24.9%         25.8%         24.3%         23.8%         25.7%

Return on Average Equity                        23.9%         23.0%         24.7%         25.7%         25.3%
-------------------------------------------------------------------------------------------------------------

(1) Adjusted for 3-for-2 stock split paid January 1998.

BUSINESS SEGMENTS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000, 1999 and 1998
------------------------------------------------


In 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Management has evaluated its operations in accordance with SFAS No. 131 and has determined that the business is separated into three distinct operating and reportable product categories: "Specialty Foods," "Glassware and Candles" and "Automotive." The 1998 business segment presentation has been restated to conform with the 2000 and 1999 presentations.


SPECIALTY FOODS-includes the production and marketing of a family of pourable and refrigerated produce salad dressings; croutons; sauces; refrigerated produce vegetable and fruit dips; chip dips; dairy snacks and desserts; dry and frozen egg noodles; caviar; frozen ready-to-bake pies; and frozen hearth-baked breads. The salad dressings, sauces and frozen bread products are sold to both retail and foodservice markets. The remaining products of this business segment are primarily directed to retail markets.


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


AUTOMOTIVE-includes the production and marketing of rubber, vinyl and carpet-on-rubber car mats for original equipment manufacturers, importers and for the auto aftermarket; truck and trailer splash guards; pickup truck bed mats and liners; aluminum running boards for pickup trucks and vans; and a broad line of auto accessories.


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


The 2000 and 1999 capital expenditures of the segments include property relating to business acquisitions as follows:

Segment                                         2000                    1999
--------------------------------------------------------------------------------
Glassware & Candles                          $150,000
Automotive                                                            $990,000
--------------------------------------------------------------------------------

BUSINESS SEGMENTS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000, 1999 and 1998
------------------------------------------------


The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 2000, 1999 and 1998:

(Dollars In Thousands)                   2000             1999             1998
-------------------------------------------------------------------------------
NET SALES
   Specialty Foods                $   489,962      $   441,470      $   411,373
   Glassware and Candles              357,525          363,617          363,835
   Automotive                         256,771          240,615          233,544
-------------------------------------------------------------------------------
     Total                        $ 1,104,258      $ 1,045,702      $ 1,008,752
===============================================================================
OPERATING INCOME
   Specialty Foods                $    83,372      $    68,550      $    62,141
   Glassware and Candles               76,756           79,235           80,350
   Automotive                           7,452           12,861           18,700
   Corporate Expenses                  (5,631)          (4,958)          (5,320)
-------------------------------------------------------------------------------
     Total                        $   161,949      $   155,688      $   155,871
===============================================================================
IDENTIFIABLE ASSETS
   Specialty Foods                $   131,657      $   133,100      $   121,659
   Glassware and Candles              253,659          260,359          264,569
   Automotive                         126,819          122,373          108,238
   Corporate                           19,709           34,182           34,901
-------------------------------------------------------------------------------
     Total                        $   531,844      $   550,014      $   529,367
===============================================================================
CAPITAL EXPENDITURES
   Specialty Foods                $     5,753      $    13,721      $     9,347
   Glassware and Candles               11,301           10,998           29,847
   Automotive                           7,544            9,804            9,372
   Corporate                              116              271               59
-------------------------------------------------------------------------------
     Total                        $    24,714      $    34,794      $    48,625
===============================================================================
DEPRECIATION AND AMORTIZATION
   Specialty Foods                $     7,927      $     7,601      $     7,425
   Glassware and Candles               16,939           18,601           16,367
   Automotive                           9,327            9,242            8,684
   Corporate                              147              125               95
-------------------------------------------------------------------------------
     Total                        $    34,340      $    35,569      $    32,571
===============================================================================


Substantially all net sales and all long-lived assets are domestic.

Combined net sales from each of the three segments to one customer totaled approximately $112,000,000 and $109,000,000 or 10% of consolidated fiscal 2000 and 1999 net sales, respectively.

CONSOLIDATED STATEMENTS OF INCOME
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000, 1999 and 1998
------------------------------------------------

                                                                             Years Ended June 30
                                                             2000                  1999               1998
-------------------------------------------------------------------------------------------------------------------
NET SALES                                              $ 1,104,258,000      $ 1,045,702,000      $ 1,008,752,000
COST OF SALES                                              768,860,000          723,786,000          684,355,000
----------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                               335,398,000          321,916,000          324,397,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES               173,449,000          166,228,000          168,526,000
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                           161,949,000          155,688,000          155,871,000
OTHER INCOME (EXPENSE):
  Interest expense                                          (1,588,000)          (2,718,000)          (2,626,000)
  Interest income and other--net                              (172,000)             492,000            2,128,000
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                 160,189,000          153,462,000          155,373,000
TAXES BASED ON INCOME                                       60,925,000           58,333,000           59,243,000
----------------------------------------------------------------------------------------------------------------
NET INCOME                                             $    99,264,000      $    95,129,000      $    96,130,000
================================================================================================================
NET INCOME PER COMMON SHARE:
  Basic                                                $          2.51      $          2.28      $          2.22
  Diluted                                              $          2.51      $          2.28      $          2.22
================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic                                                     39,498,000           41,759,000           43,271,000
  Diluted                                                   39,554,000           41,799,000           43,364,000
================================================================================================================


See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Lancaster Colony Corporation and Subsidiaries
As of June 30, 2000 and 1999
---------------------------------------------


                                                                         June 30
 ASSETS                                                           2000              1999
-------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                        $  2,656,000     $ 18,860,000
  Receivables (less allowance for doubtful accounts,
    2000--$2,395,000; 1999--$3,300,000)                        118,991,000      123,268,000
  Inventories:
    Raw materials and supplies                                  43,882,000       41,741,000
    Finished goods and work in process                         131,598,000      127,680,000
-------------------------------------------------------------------------------------------
    Total inventories                                          175,480,000      169,421,000
  Prepaid expenses and other current assets                     18,768,000       16,830,000
-------------------------------------------------------------------------------------------
      Total current assets                                     315,895,000      328,379,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                             113,959,000      112,351,000
  Machinery and equipment                                      299,224,000      281,710,000
-------------------------------------------------------------------------------------------
    Total cost                                                 413,183,000      394,061,000
  Less accumulated depreciation                                240,799,000      218,444,000
-------------------------------------------------------------------------------------------
      Property, plant and equipment--net                       172,384,000      175,617,000
OTHER ASSETS:
  Goodwill (net of accumulated amortization,
    2000--$10,354,000; 1999--$8,884,000)                        34,553,000       35,768,000
  Other assets                                                   9,012,000       10,250,000
-------------------------------------------------------------------------------------------
        TOTAL                                                 $531,844,000     $550,014,000
===========================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Short-term bank loans                                       $  8,250,000
  Current portion of long-term debt                                535,000     $ 25,520,000
  Accounts payable                                              43,690,000       45,742,000
  Accrued liabilities                                           44,000,000       44,955,000
      Total current liabilities                                 96,475,000      116,217,000
LONG-TERM DEBT--less current portion                             3,040,000        3,575,000
OTHER NONCURRENT LIABILITIES                                     6,800,000        7,081,000
DEFERRED INCOME TAXES                                           10,046,000        8,286,000
SHAREHOLDERS' EQUITY:
  Preferred stock--authorized 3,050,000 shares;
   Outstanding--none
  Common stock--authorized 75,000,000 shares;
   Outstanding, 2000--37,962,417; 1999--40,547,796              52,115,000       50,912,000
  Retained earnings                                            622,660,000      548,143,000
  Accumulated other comprehensive income                           115,000          106,000
-------------------------------------------------------------------------------------------
    Total                                                      674,890,000      599,161,000
  Less common stock in treasury, at cost                       259,407,000      184,306,000
-------------------------------------------------------------------------------------------
  Total shareholders' equity                                   415,483,000      414,855,000
-------------------------------------------------------------------------------------------
        TOTAL                                                 $531,844,000     $550,014,000
===========================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000, 1999 and 1998
------------------------------------------------

                                                                                     Years Ended June 30
                                                                         2000               1999               1998
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $  99,264,000      $  95,129,000      $  96,130,000

  Adjustments to reconcile net income
      to net cash provided by operating activities:
   Depreciation and amortization                                       34,340,000         35,569,000         32,571,000
   Provision for losses on accounts receivable                          5,081,000          1,789,000          1,691,000
   Deferred income taxes and other noncash charges                       (121,000)        (1,225,000)           887,000
   Loss (gain) on sale of property                                         89,000           (229,000)        (1,965,000)
   Changes in operating assets and liabilities:
    Receivables                                                          (804,000)       (25,252,000)         2,661,000
    Inventories                                                        (6,059,000)         6,426,000        (12,635,000)
    Prepaid expenses and other current assets                            (338,000)          (173,000)            81,000
    Accounts payable and accrued liabilities                           (3,007,000)        14,450,000            624,000
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                       128,445,000        126,484,000        120,045,000
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                                      (24,564,000)       (33,804,000)       (44,935,000)
  Acquisitions net of cash acquired                                      (400,000)        (2,075,000)       (19,749,000)
  Proceeds from sale of property                                           78,000            647,000          3,634,000
  Other--net                                                           (3,857,000)        (4,269,000)        (9,165,000)
-------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                           (28,743,000)       (39,501,000)       (70,215,000)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term bank loans                                   8,250,000
  Payment of dividends                                                (24,747,000)       (24,573,000)       (23,326,000)
  Purchase of treasury stock                                          (75,101,000)       (66,792,000)       (37,083,000)
  Payments on long-term debt, including acquisition debt payoff       (25,520,000)          (510,000)        (5,148,000)
  Common stock issued, including stock issued upon
    exercise of stock options and related tax benefit                   1,203,000            520,000          6,819,000
-------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                          (115,915,000)       (91,355,000)       (58,738,000)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     9,000              8,000             23,000
-------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                    (16,204,000)        (4,364,000)        (8,885,000)
Cash and equivalents at beginning of year                              18,860,000         23,224,000         32,109,000
-------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                 $   2,656,000      $  18,860,000      $  23,224,000
=========================================================================================================================


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000, 1999 and 1998
---------------------------------------------------


                                                                                              Accumulated
                                                Common Stock                                     Other
                                                 Outstanding               Retained           Comprehensive        Treasury
                                           Shares          Amount          Earnings              Income              Stock
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                  29,016,836      $ 43,573,000      $ 404,783,000        $  75,000        $  80,431,000
-----------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1998:
  Net income                                                                 96,130,000
  Cash dividends-common stock
    ($.54 per share)                                                        (23,326,000)
  Purchase of treasury shares             (987,150)                                                                37,083,000
  Shares issued upon exercise of
    stock options including
    related tax benefits                   215,659         6,819,000
  Shares issued in connection with
    three-for-two stock split           14,508,143
  Translation adjustment                                                                          23,000
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                  42,753,488        50,392,000        477,587,000           98,000          117,514,000
-----------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1999:
  Net income                                                                 95,129,000
  Cash dividends-common stock
    ($.59 per share)                                                        (24,573,000)
  Purchase of treasury shares           (2,226,800)                                                                66,792,000
  Shares issued upon exercise of
    stock options including
    related tax benefits                    21,108           520,000
  Translation adjustment                                                                           8,000
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                  40,547,796        50,912,000        548,143,000          106,000          184,306,000
-----------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 2000:
  Net income                                                                  99,264,000
  Cash dividends-common stock
    ($.63 per share)                                                         (24,747,000)
  Purchase of treasury shares           (2,631,032)                                                                75,101,000
  Shares issued upon exercise of
    stock options including
    related tax benefits                    45,653         1,203,000
  Translation adjustment                                                                           9,000
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2000                  37,962,417       $52,115,000        $622,660,000        $115,000         $259,407,000
===================================================================================================================================

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lancaster Colony Corporation and Subsidiaries
---------------------------------------------


            1. SUMMARY OF  Principles of Consolidation
              SIGNIFICANT  The accompanying consolidated financial statements
               ACCOUNTING  include the accounts of Lancaster Colony
                 POLICIES Corporation and its wholly-owned subsidiaries, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.


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


                           Goodwill
                           For financial reporting purposes goodwill is being amortized on a straight-line basis over ten to forty years, with the exception of $2,243,000 which relates to a company acquired prior to November 1, 1970. Such amount is not being amortized as, in the opinion of management, there has been no dimunition in value. Management periodically evaluates the future economic benefit of its recorded goodwill and other long-term assets when events or circumstances indicate potential recoverability concerns. This evaluation is based on consideration of expected future undiscounted cash flows and other operating factors. Carrying amounts are adjusted appropriately when determined to have been impaired.


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

                           Business Segments
                           The business segments information for 2000, 1999 and 1998 included on pages 14 and 15 of this Annual Report is an integral part of these financial statements.

                           Comprehensive Income
                           The only component of other comprehensive income for the Company is foreign currency translation adjustments for which there is no related income tax effect. The difference from net income is immaterial in relation to the Company's financial statements for the fiscal years ended June 30, 2000, 1999 and 1998.

                           Derivative Instruments, Computer Software Costs, Start-Up Costs and Revenue Recognition
                           In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. This Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

                           In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000 (i.e., the first quarter of the Company's fiscal
                           2001). In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133," which, among other changes, permitted contracts for the purchase and sale of an item other than a financial instrument or a derivative which contained normal terms and where physical delivery was probable to be excluded from the scope of SFAS No. 133. Management has completed its analysis relating to the adoption of these Statements and has concluded that the Company did not have any freestanding or embedded derivatives as defined by the Statement at July 1, 2000.

                           In July 1999, the Company adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which revised the accounting for software development costs and SOP No. 98-5, "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities to be expensed as incurred. Adoption of these SOPs had no significant impact on the Company's financial statements.

                             In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which effectively summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued SAB No. 101A to provide additional time for implementation of SAB No. 101 and in June 2000, the SEC issued SAB No. 101B, which defers the implementation of SAB No. 101 until the fourth quarter of fiscal years beginning after December 15, 1999 (the fourth quarter of the Company's fiscal 2001). Management has not yet completed its analysis of this SAB as to its impact on the Company's consolidated financial statements and disclosures.


           2. ACQUISITIONS   During January 2000, the Company acquired certain
                             assets of a glass container distributor for cash of approximately $400,000. During October 1998, the
                             Company acquired certain assets of an automobile floor mat manufacturer, for cash of approximately
                             $2,075,000. During July 1997, the Company acquired all of the common stock of Chatham Village Foods, Inc., an upscale salad crouton business, for cash of approximately $19,749,000. This amount was financed through the use of internally generated funds. The related liabilities assumed totaled approximately $5,747,000. These acquisitions were accounted for under the purchase method of accounting and the non-cash aspects have been excluded from the accompanying Consolidated
                             Statements of Cash Flows. The results of operations of these entities have been included in the consolidated financial statements from the dates of acquisition and are immaterial in relation to the consolidated totals.

                             Subsequent to June 30, 2000, the Company utilized cash of approximately $33,000,000 to acquire the outstanding stock of Sister Schubert's Homemade Rolls, Inc., a manufacturer and marketer of frozen, partially baked yeast rolls and related products. The selling shareholders may ultimately receive additional cash payments from the Company contingent upon the future annual level of Sister Schubert's earnings, as defined, that will be attained through calendar 2004.

            3. INVENTORIES   Inventories are valued at the lower of cost or
                             market. Inventories which comprise approximately
                             22% of total inventories at June 30, 2000 and 1999, are costed on a last-in, first-out (LIFO) basis.
                             Inventories which are costed by various other methods approximate actual cost on a first-in, first-out (FIFO) basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $17,315,000 and $16,744,000 higher than reported at June 30, 2000 and 1999, respectively.

                             It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in progress inventories amount to approximately 10% of the combined total of finished goods and work in process inventories at June 30, 2000 and 1999.

  4. SHORT-TERM BORROWINGS   During fiscal 2000, the Company entered into a
                             short-term revolving credit agreement in which a credit line of $20,000,000 was established. This agreement permits the Company to borrow funds on a variety of interest rate terms and, as has been subsequently extended, will terminate on December
                             31, 2000. The Company must remain in compliance with certain convenants included in the agreement.
                             As of June 30, 2000, the Company had outstanding borrowings totaling $8,250,000 against the line provided by this agreement. The weighted average interest rate on these borrowings was 6.8% at June
                             30, 2000.

                             As of June 30, 2000, 1999 and 1998, the Company had unused lines of credit for short-term borrowings from various banks of $70,000,000, $95,000,000 and
                             $85,000,000, respectively. The lines of credit are granted at the discretion of the lending banks and are generally subject to periodic review. As of June 30, 2000 and 1999, the Company had no short-term borrowings under these lines of credit arrangements.

    5. ACCRUED LIABILITIES   Accrued liabilities at June 30, 2000 and 1999 are
                             composed of:

                             (Dollars In Thousands)                                          2000                 1999
                             -------------------------------------------------------------------------------------------
                             Accrued compensation and employee benefits                     $29,569             $29,911
                             Accrued marketing and distribution                               7,208               5,808
                             Income and other taxes                                           1,019               4,131
                             Other                                                            6,204               5,105
                             -------------------------------------------------------------------------------------------
                             Total accrued liabilities                                      $44,000             $44,955
                             ==========================================================================================

        6. LONG-TERM DEBT   Long-term debt (including current portion) at June
                            30, 2000 and 1999 consists of:

                            (Dollars In Thousands)                                             2000             1999
                            --------------------------------------------------------------------------------------------
                            Notes payable (8.9%, paid in February 2000)                                         $25,000
                            Obligations with various industrial development
                                authorities - collateralized by real estate and
                                equipment - floating rate due in installments
                                to 2005                                                       $3,575              4,095
                            --------------------------------------------------------------------------------------------
                            Total                                                              3,575             29,095
                            Less current portion                                                 535             25,520
                            --------------------------------------------------------------------------------------------
                            Long-term debt                                                    $3,040            $ 3,575
                            ===========================================================================================

                            No material debt was assumed for the purchase of property additions in 2000, 1999 and 1998. Cash payments for interest (including interest paid on short-term borrowings) were $2,511,000, $2,722,000 and $2,646,000 for 2000, 1999 and 1998,
                            respectively. At June 30, 2000, the Company met or exceeded various covenant requirements related to the outstanding debt.

                            Long-term debt matures as follows:                                   (Dollars In Thousands)
                            --------------------------------------------------------------------------------------------
                            Year ending June 30:
                             2001                                                                               $   535
                             2002                                                                                   545
                             2003                                                                                   555
                             2004                                                                                   565
                             2005                                                                                   680
                             After 2005                                                                             695
                            --------------------------------------------------------------------------------------------
                              Total                                                                             $ 3,575
                            ===========================================================================================



          7. INCOME TAXES   The Company and its domestic subsidiaries file a
                            consolidated Federal income tax return. Taxes based on income for the years ended June 30, 2000, 1999 and 1998, have been provided as follows:

                           (Dollars In Thousands)                                   2000          1999          1998
                           --------------------------------------------------------------------------------------------
                            Currently payable:
                             Federal                                               $53,623       $53,245       $49,798
                             State and local                                         7,142         6,420         7,612
                           --------------------------------------------------------------------------------------------
                            Total current provision                                 60,765        59,665        57,410
                            Deferred Federal, state and local provision (credit)       160        (1,332)        1,833
                           --------------------------------------------------------------------------------------------
                            Total taxes based on income                            $60,925       $58,333       $59,243
                           ===========================================================================================

                            Tax expense resulting from allocating certain tax benefits directly to common stock and retained earnings totaled $85,000, $22,000 and $647,000 for
                            2000, 1999 and 1998, respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                                                      2000          1999          1998
                           --------------------------------------------------------------------------------------------
                            Statutory rate                                            35.0%         35.0%        35.0%
                            State and local income taxes                               2.9           2.9          3.1
                            Other                                                      0.1           0.1          0.0
                           --------------------------------------------------------------------------------------------
                            Effective rate                                            38.0%         38.0%        38.1%
                           ============================================================================================

                            Deferred income taxes recorded in the consolidated balance sheets at June 30, 2000 and 1999 consist of the following:

                           (Dollars In Thousands)                                               2000             1999
                           --------------------------------------------------------------------------------------------
                            Deferred tax assets (liabilities):
                              Inventories                                                      $ 6,389         $ 7,013
                              Employee medical and other benefits                                7,336           5,033
                              Receivable and other valuation allowances                          3,468           3,976
                              Other accrued liabilities                                          3,606           3,631
                           --------------------------------------------------------------------------------------------
                            Total deferred tax assets                                           20,799          19,653
                           --------------------------------------------------------------------------------------------
                            Total deferred tax liabilities - property and other                (14,845)        (13,538)
                           --------------------------------------------------------------------------------------------
                            Net deferred tax asset                                             $ 5,954         $ 6,115
                           ============================================================================================

                            Net current deferred tax assets totaled $16,000,000 and $14,400,000 for 2000 and 1999, respectively, and were included in prepaid expenses and other current assets. Cash payments for income taxes were $63,862,000, $51,119,000 and $63,633,000 for 2000,
                            1999 and 1998, respectively.

   8. SHAREHOLDERS' EQUITY  The Company is authorized to issue 3,050,000 shares of preferred stock consisting of 750,000 shares of Class A Participating Preferred Stock with $1.00 par value, 1,150,000 shares of Class B Voting Preferred Stock without par value and 1,150,000 shares of Class C Nonvoting Preferred Stock without par value.

                            As authorized by the Company's Board of Directors in February 2000, each share of the Company's outstanding common stock includes a nondetachable stock purchase right that provides, upon becoming exercisable, for the purchase of one-hundredth of a share of Series A Participating Preferred Shares at an exercise price of $185, subject to certain adjustments. Alternatively, once exercisable, each right will also entitle the holder to buy shares of the Company's common stock having a market value of twice the exercise price. The rights may be exercised on or after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 15 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which, if successful, would cause such person or group to beneficially own 30 percent or more of the common stock. The person or group effecting such 15 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. If the Company is acquired in a merger or other business combination, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. Until the rights become exercisable, they may be redeemed by the Company at a price of one cent per right. These rights expire in April 2010 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

                            In November 1999, the Company's Board of Directors approved a share repurchase authorization of 2,000,000 shares of which 411,688 remained authorized for future purchase as of June 30, 2000. In May 2000, the Company's Board of Directors authorized an additional 3,000,000 shares for future purchases, all of which remain authorized for future purchase at June 30, 2000.

          9. STOCK OPTIONS  Under terms of an incentive option plan approved by the shareholders in November 1995, the Company has reserved 3,000,000 common shares for issuance to qualified key employees. All options granted under the plan are exercisable at prices not less than fair market value as of the date of grant. At June 30, 2000, 2,452,654 shares were available for future grants under the plan. In general, options granted under the plan vest immediately and have a maximum term of 10 years. Both reserved common shares and shares available for future grants have been restated to reflect the stock split in January 1998.

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

                   The following summarizes for each of the three years in the period ended June 30, 2000 the activity relating to stock options granted under the 1995 plan mentioned above as well as those granted under a separate plan that expired in May 1995, as restated to reflect the stock split in January 1998:


                                                                     2000                  1999                 1998
                           ----------------------------------------------------------------------------------------------------
                                                                         Weighted               Weighted             Weighted
                                                                 Number    Average     Number    Average     Number   Average
                                                                   of     Exercise       of     Exercise      of     Exercise
                                                                 Shares     Price      Shares     Price      Shares     Price
                           ----------------------------------------------------------------------------------------------------
                           Outstanding at beginning of period   430,149   $26.75       277,986    $27.78    497,095    $28.18
                            Exercised                           (45,653)   24.54       (21,108)    23.62   (215,659)    28.62
                            Granted                                                    293,350     27.15
                            Forfeited                            (3,550)   27.13      (120,079)    30.85     (3,450)    30.75
                           ----------------------------------------------------------------------------------------------------
                           Outstanding at end of the period     380,946   $26.98       430,149    $26.75    277,986    $27.78
                           ====================================================================================================
                           Exercisable at end of period         294,437   $27.46       318,449    $27.32    186,692    $29.73
                           ====================================================================================================

                   The weighted average fair value of options granted during fiscal 1999 was $5.27 per share.

                   The following table summarizes information about the options outstanding at June 30, 2000:

                                                  Options Outstanding                               Options Exercisable
                           -------------------------------------------------------------    -----------------------------------
                                                                 Weighted Average
                              Range of         Number         Remaining      Exercise              Number    Weighted Average
                           Exercise Prices   Outstanding  Contractual Life     Price             Exercisable  Exercise Price
                           -------------------------------------------------------------    -----------------------------------
                           $30.75              82,500           1.59          $30.75               74,434         $30.75
                           $27.13 - $29.84    244,556           1.73          $27.15              202,412         $27.16
                           $17.06 - $22.25     53,890           3.53          $20.41               17,591         $17.06
                           =============================================================    ==================================

                   The fair value of the options presented above was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for options granted in 1999: risk free interest rate of 5.77%; dividend yield of 1.7%; volatility factor of the expected market price of the Company's common stock of 27.39%; and a weighted average expected option life of 2.71 years.

                   Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                      For Years Ended June 30
                           (Dollars In Thousands Except Per Share Figures)     2000             1999              1998
                           ----------------------------------------------------------------------------------------------------
                           Net income              As reported              $99,264            $95,129          $96,130
                                                   Pro forma                $99,078            $94,555          $96,057
                           Earnings per Share:
                             Basic and Diluted     As reported                $2.51              $2.28            $2.22

                             Basic                 Pro forma                  $2.51              $2.26            $2.22
                             Diluted               Pro forma                  $2.50              $2.26            $2.22
                           ====================================================================================================

      10. PENSION  The Company and certain of its operating subsidiaries
        AND OTHER provide multiple defined benefit pension and postretirement POSTRETIREMENT medical and life insurance benefit plans. Benefits under
         BENEFITS the defined benefit pension plans are primarily based on negotiated rates and years of service and cover the union workers at such locations. The Company contributes to these pension plans at least the minimum amount required by regulation or contract. The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Benefits are funded as incurred.

                   Relevant information with respect to these defined benefit pension and postretirement medical and life insurance benefits as of June 30, can be summarized as follows:

                                                                                                           OTHER
                                                                  PENSION BENEFITS                POSTRETIREMENT BENEFITS
                           ------------------------------------------------------------------    ---------------------------
                           (Dollars In Thousands)                        2000         1999           2000            1999
                           ------------------------------------------------------------------    ---------------------------
                           CHANGE IN BENEFIT OBLIGATION
                           Benefit obligation at beginning of year      $28,273      $28,409        $2,757          $2,850
                           Service cost                                     625          491           111             109
                           Interest cost                                  1,954        1,851           199             192
                           Amendments                                                    808
                           Actuarial (gain)                                (804)      (1,526)         (125)           (192)
                           Benefits paid                                 (2,073)      (1,760)         (285)           (202)
                           ------------------------------------------------------------------    --------------------------
                           Benefit obligation at end of year             27,975       28,273         2,657           2,757
                           ------------------------------------------------------------------    ---------------------------
                           CHANGE IN PLAN ASSETS
                           Fair value of plan assets
                             at beginning of year                        35,066       34,794
                           Actual return on plan assets                    (177)       1,738
                           Employer contribution                             65          294           286             202
                           Benefits paid                                 (2,073)      (1,760)         (286)           (202)
                           ------------------------------------------------------------------     ---------------------------
                           Fair value of plan assets at end of year      32,881       35,066
                           ------------------------------------------------------------------     ---------------------------
                           Funded status                                  4,906        6,793        (2,657)         (2,757)
                           Unrecognized net actuarial (gain)             (3,788)      (6,436)         (743)           (643)
                           Unrecognized prior service cost                2,598        2,797
                           Unrecognized net transition obligation           146          177
                           ------------------------------------------------------------------     ---------------------------
                           Prepaid (accrued) benefit cost                $3,862       $3,331       ($3,400)        ($3,400)
                           ==================================================================     ===========================

                           WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30
                           ------------------------------------------------------------------     --------------------------- -
                           Discount rate                                   7.60%        7.25%         7.60%           7.25%
                           Expected return on plan assets                  9.00%        9.00%

                   For measurement purposes, annual increases in medical costs for fiscal 2000 are assumed to total approximately 6.5% per year and gradually decline to 5% by approximately the year 2003 and remain level thereafter. Annual increases in medical costs for fiscal 1999 were assumed to total approximately 7% per year and gradually decline to 5% by approximately the year 2003 and remain level thereafter.

                                                                                                               OTHER
                                                                       PENSION BENEFITS                POSTRETIREMENT BENEFITS
                           ------------------------------------------------------------------    ------------------------------
                           (Dollars In Thousands)                   2000      1999     1998           2000     1999    1998
                           ------------------------------------------------------------------    ------------------------------
                           COMPONENTS OF NET PERIODIC
                             BENEFIT COST
                           Service cost                             $625      $491      $559          $111     $109     $102
                           Interest cost                           1,954     1,851     1,785           199      192      215
                           Expected return on plan assets         (3,072)   (3,056)   (2,649)
                           Amortization of unrecognized net gain    (203)     (202)     (230)          (25)     (11)      (4)
                           Amortization of prior service cost        199       200       148
                           Amortization of unrecognized
                             net obligation existing at transition    32        31        31
                           -------------------------------------------------------------------      ---------------------------
                           Net periodic benefit cost (benefit)     ($465)    ($685)    ($356)         $285     $290     $313
                           -------------------------------------------------------------------      ---------------------------

                   The majority of the pension plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $2,721,000 and $4,814,000 as of June 30, 2000 and 1999,
                   respectively.

                   Assumed health care cost rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effect:


                                                                                    1-PERCENTAGE-       1-PERCENTAGE-
                           (Dollars In Thousands)                                   POINT INCREASE      POINT DECREASE
                           --------------------------------------------------------------------------------------------------------
                           Effect on total of service and interest cost components       $29                 ($25)

                           Effect on postretirement benefit obligation as of
                           June 30, 2000                                                $168                ($147)

                   The Company and certain of its subsidiaries also participate in multiemployer plans that provide pension and postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $2,920,000, $2,904,000 and $2,723,000 in 2000, 1999 and 1998, respectively.

                   During fiscal 1998, the Company adopted the Lancaster Colony Corporation 401(k) Profit Sharing Plan and Trust ("401(k) Plan"). In general, the 401(k) Plan extends participation to all domestic employees, except those covered by a collective bargaining agreement. The Company's contribution is 40% of the participant's contribution up to a maximum of 4% of the participant's annual compensation and is funded annually at the end of the 401(k) Plan year, December 31. The funds are invested in mutual funds with the exception of the Company contribution which is invested in Company stock. The Company's 401(k) Plan contributions totaled approximately $811,000, $800,000 and $174,000 for the years ended June 30,
                   2000, 1999 and 1998, respectively.

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

  11. COMMITMENTS  The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2011. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands):
                   2001-$3,724; 2002-$2,800; 2003-$2,144; 2004-$1,489;
                   2005-$513; thereafter-$2,290.

                   Total rent expense, including short-term cancelable leases, during 2000, 1999 and 1998 is summarized as follows:

                           (Dollars In Thousands)                                       2000            1999            1998
                           --------------------------------------------------------------------------------------------------------
                           Operating leases:
                             Minimum rentals                                            $4,877          $4,844          $5,477
                             Contingent rentals                                            452             328             534
                           Short-term cancelable leases                                  2,246           2,172           2,113
                           --------------------------------------------------------------------------------------------------------
                             Total                                                      $7,575          $7,344          $8,124
                           ========================================================================================================


12. CONTINGENCIES  At June 30, 2000, the Company is a party to various
     AND ENVIRON-  legal and environmental matters which have arisen in
           MENTAL the ordinary course of business. Such matters did not MATTERS have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT
To the Directors and Shareholders of Lancaster Colony Corporation
-----------------------------------------------------------------


We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.


/S/ Deloitte & Touche LLP

Columbus, Ohio
August 23, 2000




SELECTED QUARTERLY FINANCIAL DATA
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2000 and 1999
---------------------------------------------


                                                                         Diluted
(Thousands Except Per       Net            Gross             Net         Earnings         Stock Prices          Dividends Paid
Share Figures)              Sales          Margin            Income      Per Share      High        Low            Per Share
-----------------------------------------------------------------------------------------------------------------------------------
2000

First quarter            $  260,444       $ 78,637          $22,573       $ .56        $36.938     $29.000          $.15
Second quarter              324,407        101,542           33,120         .83         37.000      29.500           .16
Third quarter               262,764         78,523           20,102         .51         34.750      26.563           .16
Fourth quarter              256,643         76,696           23,469         .61         32.000      18.500           .16
-----------------------------------------------------------------------------------------------------------------------------------
   YEAR                  $1,104,258       $335,398          $99,264       $2.51        $37.000     $18.500          $.63
===================================================================================================================================
1999

First quarter            $  244,080       $ 73,267          $20,338       $ .48        $40.000     $27.750          $.14
Second quarter              300,590         92,284           28,213         .67         32.125      24.063           .15
Third quarter               247,227         76,519           21,834         .53         32.000      26.500           .15
Fourth quarter              253,805         79,846           24,744         .61         35.813      24.688           .15
-----------------------------------------------------------------------------------------------------------------------------------
   YEAR                  $1,045,702       $321,916          $95,129       $2.28        $40.000     $24.063          $.59
===================================================================================================================================


Lancaster Colony common stock trades on The Nasdaq Stock Market(R) under the symbol LANC. Stock prices were provided by The Nasdaq Stock Market(R). The number of shareholders as of September 14, 2000 was approximately 6,900. The highest and lowest prices for the Company's common stock from July 1, 2000 to September 14, 2000 were $26.250 and $20.625.