Form 10-K405, Exhibit 13
period 2001-06-30
LANCASTER COLONY CORP
filed 2001-09-27
CIK 57515

                                                                    Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
Of Results of Operations and Financial Condition

REVIEW OF CONSOLIDATED OPERATIONS
The Company's results for fiscal 2001 reflected the tenth consecutive year of increased consolidated net sales. Total net sales for 2001 reached $1,098,464,000 compared to $1,096,296,000 achieved in fiscal 2000. Increased sales provided by the Specialty Foods segment in 2001 were largely offset by declines in sales of the Company's two non-food segments. While the food growth was primarily internally generated from both the retail and foodservice channels, current year acquisitions within this segment also contributed approximately $21 million of incremental net sales. The slowing economy and increasingly competitive market conditions adversely affected sales of automotive products, glassware and candles.

Compared to fiscal 1999 sales of $1,040,317,000, fiscal 2000 sales grew 5%. The principal factors contributing to this increase were the internal growth of specialty food sales and several new product lines driving Automotive segment sales to record levels.

The relative proportion of sales and operating income contributed by each of the Company's business segments can impact a year-to-year comparison of the consolidated statements of income. The following table summarizes the sales mix and related operating income percentages achieved by the business segments over each of the last three years:

SEGMENT SALES MIX:(1)       2001    2000    1999
------------------------------------------------
Specialty Foods              47%     42%     40%
Glassware and Candles        31%     34%     36%
Automotive                   22%     24%     24%

SEGMENT OPERATING INCOME %:(2)
------------------------------------------------
Specialty Foods              20%     18%     16%
Glassware and Candles        14%     21%     21%
Automotive                    0%      3%      5%

(1) Expressed as a percentage of consolidated net sales
(2) Expressed as a percentage of the related segment's net sales

The Company's gross margin as a percentage of net sales was 23.8% in 2001 compared with 25.5% in 2000 and 26.2% in 1999. The most recent year's decline in margins is attributable, in part, to the Company's non-food business segments experiencing a generally more competitive pricing environment, a less favorable sales mix, substantially higher energy costs, less overhead absorption on lower production volumes and certain instances of increased material costs. The effect of these issues was mitigated by somewhat improved margins in the Specialty Foods segment as influenced by such factors as an improved retail sales mix and more favorable commodity costs.

Compared to fiscal 1999, the decline in the fiscal 2000 gross margin percentage reflected operational inefficiencies and a less favorable sales mix associated with certain non-food operations. However, margins on specialty food products also improved in 2000 as a result of such factors as generally lower food commodity costs and a more favorable sales mix. The increasing proportion of sales contributed by specialty food products over the last two years has positively influenced gross margin percentages during this period as such products typically carry higher average gross margins than many of the Company's other products.

Selling, general and administrative expenses for 2001 totaled $113,858,000 and declined 3% from the 2000 total of $117,151,000. The fiscal 2000 level of these costs was relatively even with the fiscal 1999 total of $116,588,000. The fiscal 2000 amount includes a bad debt provision of approximately $5 million relating to the January 2000 bankruptcy of a large national foodservice distributor.

Operating income on a consolidated basis for fiscal 2001 totaled $147,674,000, a 9% decline from the comparable 2000 total of $161,949,000. The 2000 total increased 4% from 1999 operating income totaling $155,688,000. Overall, fiscal 2001 results reflected strong improvement in the Specialty Foods segment exceeded by declining contributions from the two non-food segments. Compared to fiscal 1999, fiscal 2000 had similar trends at the segment level but the non-food decline was exceeded by the improvement in Specialty Foods.

The effective tax rate over the last three years has remained relatively steady at 38.1% for 2001 and 38.0% in both 2000 and 1999.

Before the cumulative effect of an accounting change related to adopting the guidance of Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", ("SAB 101"), fiscal 2001 fully diluted earnings per share of $2.40 reflected a decline of 4% from the record comparable per share total of $2.51 in fiscal 2000. As adjusted for the $998,000, or $.03 per share, after-tax cumulative effect of the SAB 101 accounting change, diluted earnings per share in 2001 totaled $2.37. Fully diluted earnings per share for fiscal 2000 increased 10% over the 1999 total of $2.28 per share. Earnings per share has been beneficially affected by the Company's share repurchases which have totaled in excess of $164 million within the three-year period ended June 30, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In July 2001, the Financial Accounting Standards Board issued two pronouncements, Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", relating to the accounting for goodwill and other intangible assets associated with business combinations. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization for goodwill or intangibles with indefinite lives and requires at least annual assessments for impairment. The amortization provisions apply immediately to goodwill and intangible assets acquired after June 30, 2001 and will apply upon adoption of SFAS No. 142 in the first quarter of fiscal 2003 for goodwill and intangible assets recorded on the books at June 30, 2001. In the quarter of adoption, the Company will perform the first of the required impairment tests of goodwill and intangible assets. Any initial adjustments relating to impairment will be accounted for as a cumulative change in accounting in the year of adoption. Management has not yet completed its analysis of these Statements as to their impact on the Company's financial statements and disclosures.

In early 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". The implementation of the guidance under the EITF is required no later than the Company's third quarter of fiscal 2002. The adoption of this guidance may require the Company to reclassify certain costs currently included in selling, general and administrative expense to a reduction in net sales. Management is currently evaluating the applicability of this guidance to the Company's practices and, while the adoption has no effect on the level of operating income, is presently unable to reasonably estimate the effect, if any, of its adoption.

SEGMENT REVIEW--SPECIALTY FOODS
The Specialty Foods segment again achieved record levels of both net sales and earnings during fiscal 2001. Such sales totaled $521,615,000 in 2001, an increase of $56,622,000, or 12%, over the prior year's total of $464,993,000. Relative to net sales during fiscal 1999 totaling $420,816,000, fiscal 2000 sales increased $44,177,000. The percentage of retail sales to total sales for this segment was approximately 53% in each of the last three years.

The growth in sales has been influenced during each of the last two years by both the strength of frozen bread products and increased volumes with national account foodservice customers. The fiscal 2001 results also benefited from the year's two business acquisitions involving frozen bread products. These acquisitions contributed approximately $21 million in incremental sales volume for the year.

The Specialty Foods segment's operating income in fiscal 2001 totaled $105,656,000, a 27% increase over the fiscal 2000 total of $83,372,000. The 2000 level was $14,822,000, or 22%, above the fiscal 1999 level of $68,550,000.
Included as a charge against fiscal 2000 income was a bad debt provision of approximately $5,000,000 resulting from the January 2000 bankruptcy of a large foodservice distributor that primarily serviced large national restaurant chains. Although also impairing cash flows, this bankruptcy did not materially affect the segment's net sales. Absent this charge, the segment's operating income for fiscals 2001 and 2000 would have increased by approximately 20% and 29%, respectively, over the prior years' levels.

Also contributing to the increased income were the greater sales volumes, an improving retail mix, better capacity utilization and lower raw material costs. The latter factor was particularly influential on the fiscal 2000 improvement, as costs of soybean oil and cream were substantially higher in the first half of fiscal 1999.

SEGMENT REVIEW--GLASSWARE AND CANDLES
During fiscal 2001, net sales of the Glassware and Candles segment totaled $337,287,000, a 9% decline from net sales of $368,794,000 in fiscal 2000.
Similarly, compared to net sales in fiscal 1999 totaling $374,888,000, fiscal 2000 sales declined by $6,094,000, or 2%. The decline in both years was primarily attributable to year-over-year declines in candle sales to mass merchants. This trend was first experienced beginning in the second half of fiscal 2000. Contributing to the decline in the sales of candles were heightened competition from imported product and, most notably in fiscal 2001, the development of substantially more competitive market pricing conditions. Of further influence throughout all segment product lines in fiscal 2001 was the presence of significantly weaker economic conditions.

The segment's operating income during fiscal 2001 totaled $47,154,000 and declined 39% from the prior year's total of $76,756,000. In addition to the effects of the lower volume and competitive pricing conditions, income was adversely affected by a less favorable sales mix, significantly higher energy costs and the lower production levels leading to greater amounts of unabsorbed overhead in both the candle and glassware manufacturing operations. Somewhat mitigating these factors were improved glassware production efficiencies compared to fiscal 2000.

Compared to fiscal 1999 operating income of $79,235,000, fiscal 2000 income declined by 3%. This decrease resulted from a less favorable sales mix and, within the glassware operations, substantial production inefficiencies occurring at the Sapulpa, Oklahoma production facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SEGMENT REVIEW--AUTOMOTIVE
Net sales of the Automotive segment during fiscal 2001 totaled $239,562,000, a 9% decline from the prior year's record sales level of $262,509,000. Fiscal 2000 sales represented a 7% increase above fiscal 1999 net sales totaling $244,613,000.

In fiscal 2001, the overall sales of aluminum truck accessories increased as a result of a new product line developed for an original equipment manufacturer. However, sales of many of the segment's other products to both original equipment manufacturers ("OEMs") and aftermarket customers were adversely affected by generally less favorable economic conditions and lower new vehicle sales. Additionally, certain floor mat lines with OEMs were exited in 2001 based on management's analysis that adequate contribution margin would not be provided in the future. The sales growth achieved in fiscal 2000 resulted from internal growth associated with the addition of several new aluminum accessory and floor mat programs placed with OEMs, as well as the acquisition of one significant new aftermarket customer account.

The Automotive segment's operating income for fiscal 2001 totaled $673,000. This level represented a 91% decline from operating income of $7,452,000 in 2000. The lower results in the current year were influenced by the decline in sales volume, a less favorable sales mix, the impact of price reductions with certain OEMs, somewhat higher raw material costs and the lower volume leading to less overhead absorption. The decision to exit certain low margin floor mat lines in fiscal 2001 also led to additional provisions for inventory obsolescence.

Compared to operating income in fiscal 1999 of $12,861,000, fiscal 2000 income declined 42%. This decline is attributable to lower contribution from the sales of floor mats as affected by operating inefficiencies, a less favorable sales mix, certain raw material cost increases, reduced pricing to OEMs and more competitive aftermarket conditions. Freight and overtime costs were also unusually high in the first half of fiscal 2000 due to capacity constraints. The extent of the decline in fiscal 2000 was mitigated by improved contribution from aluminum truck accessory operations.

This segment's sales to OEMs are made both directly to the OEMs and indirectly through third party, "Tier 1" suppliers. Such sales are sensitive to the overall rate of new vehicle sales, the availability of competitive alternatives and the Tier 1 supplier's ongoing ability to maintain its relationship with the OEMs. Additionally, the extent of pricing flexibility associated with these sales continues to be particularly limited with certain products subject to annual price reductions. During 2001, sales to OEMs comprised 59% of this segment's sales compared to 57% and 50% in 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES
The Company's capital structure at June 30, 2001 remains fundamentally strong with short and long-term indebtedness comprising less than 2% of total capitalization. Management believes that this relatively low level of leverage provides the Company with considerable flexibility to acquire businesses complementary in function to that of the Company's existing operations, continue historical levels of share repurchases and otherwise meet ongoing liquidity requirements.

During February 2001, the Company established a revolving credit arrangement with several commercial banks totaling $125,000,000. This facility largely replaced discretionary commercial bank credit lines that were previously made available. The new revolving credit arrangement allows for borrowings to occur near or below the U.S. prime rate of interest. Management believes that internally generated funds, the existing credit facilities and an ability to obtain additional financing, if desired, will be sufficient to satisfy future foreseeable capital needs.

The Company's cash flows for the fiscal years 1999 through 2001 are presented in the Consolidated Statements of Cash Flows. For fiscal 2001, cash provided from operating activities totaled $126,212,000, a 2% decline from the prior year's total of $128,530,000 and essentially even with the fiscal 1999 total. Compared to fiscal 2000, the effects on cash flows from the lower net income experienced in fiscal 2001 was mitigated by more favorable changes in working capital components. Cash flow generated from operations remains the primary source of financing the Company's internal growth.

Within working capital, accounts receivable at June 30, 2001 declined from year ago levels by approximately 9% although inventories increased approximately 5%. Both fluctuations were influenced by the effects of adopting the provisions of SAB 101 in fiscal 2001. Consolidated accounts receivable levels were also reduced by the increased mix of specialty foods sales, while inventories within the Glassware and Candles segment rose due, in part, to factory production schedules not being adjusted timely enough in relation to the downturn in the segment's sales.

The single largest purpose of cash flows used in investing activities during fiscal 2001 was for business acquisitions. Two such acquisitions, both in the Specialty Foods segment, were made that required an aggregate expenditure of $49,831,000, net of cash acquired. The larger of the two acquisitions resulted in the purchase of the outstanding shares of Sister Schubert's Homemade Rolls, Inc., an Alabama manufacturer of frozen rolls marketed primarily for retail distribution. The second acquisition related to the purchase of the operating assets of Ausmac Inc., a California-based manufacturer of frozen breads using the brand name Mamma Bella.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other uses of cash in investing activities during fiscal 2001 included capital expenditures totaling $22,632,000. This amount remained comparable in magnitude to fiscal 2000's total of $24,564,000 with a food warehousing project increasing the fiscal 1999 expenditures to $33,804,000.

Financing activities of the Company used net cash totaling $49,443,000, $116,000,000 and $91,377,000 in fiscals 2001, 2000 and 1999 respectively. Cash utilized for share repurchases totaled $22,742,000, $75,101,000 and $66,792,000 in 2001, 2000, and 1999 respectively. In May 2000, the Company's Board of Directors approved a share repurchase authorization of 3,000,000 shares of which a total of approximately 2,600,000 remained authorized for future purchase as of June 30, 2001.

Total dividend payments for 2001 were $25,176,000, which was 2% greater than the 2000 total of $24,747,000. This increase reflects the higher dividend payout rate of $.67 present during 2001 as compared to $.63 during 2000 and $.59 in fiscal 1999. Fiscal 2001 marks the 38th consecutive year in which the Company's dividend rate was increased. The future levels of share repurchases and declared dividends are subject to the periodic review of the Company's Board of Directors and are generally determined after an assessment is made of such factors as anticipated earnings levels, cash flow requirements and general business conditions.

The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various Federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance and, upon occasion, remediation. Such costs have not been, and are not anticipated to become, material.

The Company is contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. As is further described in Note 12 to the accompanying financial statements, the Company is currently addressing certain litigation and claims generally relating to preferential payments allegedly received prior to a former customer filing bankruptcy in January 2000. Although there can be no assurance as to the ultimate outcome of this matter, management believes that its resolution will not have a material impact on the Company's financial position, ongoing cash flows or results of operations, but could have a material one-time impact on interim or annual results of operations.

IMPACT OF INFLATION
Raw material costs were mixed in fluctuation during fiscal 2001. On balance, a decline in food ingredient costs was present, especially in the first half of the fiscal year. Material costs in the other segments were generally stable to modestly higher than in fiscal 2000. Also of consequence for fiscal 2001 were substantially higher energy costs that particularly impacted the Glassware and Candles segment.

The most significant change in costs during fiscal 2000 compared to fiscal 1999 related to declines in soybean oil and cream costs which benefited the results of the Specialty Foods segment. However, certain cost increases in the second half of fiscal 2000, including those for freight and corrugated, tended to trend above the general inflation rate. Soybean oil and cream costs rose markedly during the first half of fiscal 1999 but returned to more comparable levels by year-end.

The Company generally attempts to adjust its selling prices to offset the effects of increased raw material costs. However, these adjustments have historically been difficult to implement. If implemented, such adjustments tend to lag the increase in costs incurred. Minimizing the exposure to such increased costs is the Company's diversity of operations and its ongoing efforts to achieve greater manufacturing and distribution efficiencies through the improvement of work processes.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:
All statements made by the Company in both this annual report and in other contexts, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future, are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, customers, products, services and prices. Specific influences relating to these forward-looking statements include fluctuations in material costs, the continued solvency of key customers, efficiencies in plant operations and innumerable other factors. Such forward-looking statements are not guarantees of future performance, and the actual results, developments and business decisions may differ materially from those contemplated by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

FIVE YEAR FINANCIAL SUMMARY
Lancaster Colony Corporation and Subsidiaries

                                                            Years Ended June 30
(Thousands Except Per Share Figures)   2001(2)         2000          1999          1998         1997
------------------------------------------------------------------------------------------------------
OPERATIONS(3)
Net Sales                             $1,098,464    $1,096,296    $1,040,317    $1,002,650    $925,247
Gross Margin                          $  261,532    $  279,100    $  272,276    $  271,818    $251,088
  Percent of Sales                         23.8%         25.5%         26.2%         27.1%       27.1%
Interest Expense                      $    1,239    $    1,588    $    2,718    $    2,626    $  2,596
  Percent of Sales                          0.1%          0.1%          0.3%          0.3%        0.3%
Income Before Income Taxes            $  145,885    $  160,189    $  153,462    $  155,373    $142,459
  Percent of Sales                         13.3%         14.6%         14.8%         15.5%       15.4%
Taxes Based on Income                 $   55,649    $   60,925    $   58,333    $   59,243    $ 53,753
Income Before Cumulative Effect of
  Accounting Change                   $   90,236    $   99,264    $   95,129    $   96,130    $ 88,706
Cumulative Effect of Accounting
  Change, Net of Tax                  $     (998)
Net Income                            $   89,238    $   99,264    $   95,129    $   96,130    $ 88,706
  Percent of Sales                          8.1%          9.1%          9.1%          9.6%        9.6%
Per Common Share:(1)
  Net Income--Basic and Diluted       $     2.37    $     2.51    $     2.28    $     2.22    $   2.01
  Cash Dividends                      $     0.67    $     0.63    $     0.59    $     0.54    $   0.48
------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                          $  571,937    $  531,844    $  550,014    $  529,367    $484,394
Working Capital                       $  225,311    $  219,420    $  212,162    $  235,031    $235,079
Property, Plant and Equipment--Net    $  173,169    $  172,384    $  175,617    $  170,766    $151,309
Long-Term Debt                        $    1,095    $    3,040    $    3,575    $   29,095    $ 30,685
Property Additions                    $   22,632    $   24,564    $   33,804    $   44,935    $ 37,528
Depreciation and Amortization         $   35,528    $   34,340    $   35,569    $   32,571    $ 26,981
Shareholders' Equity                  $  459,901    $  415,483    $  414,855    $  410,563    $368,000
  Per Common Share(1)                 $    12.35    $    10.94    $    10.23    $     9.60    $   8.45
Weighted Average Common Shares
  Outstanding--Diluted(1)                 37,636        39,554        41,799        43,364      44,108
------------------------------------------------------------------------------------------------------
STATISTICS
Price-Earnings Ratio at Year End            13.9           7.8          15.1          17.1        16.0
Current Ratio                                3.4           3.3           2.8           4.1         4.2
Long-Term Debt as a Percent of
  Shareholders' Equity                      0.2%          0.7%          0.9%          7.1%        8.3%
Dividends Paid as a Percent of Net
  Income                                   28.2%         24.9%         25.8%         24.3%       23.8%
Return on Average Equity                   20.4%         23.9%         23.0%         24.7%       25.7%
------------------------------------------------------------------------------------------------------

(1) Adjusted for 3-for-2 stock split paid January 1998.

(2) Reflects, in 2001, the impact of adopting the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements.

(3) Net Sales and Gross Margin reflect accounting reclassifications in accordance with adopting the provisions of the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board Issue Nos. 00-10, Accounting for Shipping and Handling Fees and Costs, 00-14, Accounting for Certain Sales Incentives and 00-22 (Issue #3), Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.

BUSINESS SEGMENTS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001, 2000 and 1999

In 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Management has evaluated its operations in accordance with SFAS No. 131 and has determined that the business is separated into three distinct operating and reportable product categories: "Specialty Foods," "Glassware and Candles" and "Automotive."

SPECIALTY FOODS-includes the production and marketing of a family of pourable and refrigerated produce salad dressings; croutons; sauces; refrigerated produce vegetable and fruit dips; chip dips; dry and frozen egg noodles; caviar; frozen ready-to-bake pies; frozen hearth-baked breads; and frozen yeast rolls. Salad dressings, sauces, frozen egg noodles, frozen bread products and frozen yeast rolls are sold to both retail and foodservice markets. The remaining products of this business segment are primarily directed to retail markets.

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

AUTOMOTIVE-includes the production and marketing for original equipment manufacturers, importers and the auto aftermarket of rubber, vinyl and carpet-on-rubber floor mats; truck and trailer splash guards; pickup truck bed mats and liners; aluminum accessories for pickup trucks and vans; and a broad line of additional automotive accessories.

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

The 2001, 2000 and 1999 capital expenditures of the segments include property relating to business acquisitions as follows:

SEGMENT                  2001        2000       1999
------------------------------------------------------
Specialty Foods       $7,814,000
Glassware and Candles              $150,000
Automotive                                    $990,000
------------------------------------------------------

BUSINESS SEGMENTS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001, 2000, and 1999

The following sets forth certain financial information attributable to the Company's business segments for the three years ended June 30, 2001, 2000 and 1999:

(DOLLARS IN THOUSANDS)                                     2001              2000              1999
------------------------------------------------------------------------------------------------------
NET SALES(1)
  Specialty Foods                                       $  521,615        $  464,993        $  420,816
  Glassware and Candles                                    337,287           368,794           374,888
  Automotive                                               239,562           262,509           244,613
------------------------------------------------------------------------------------------------------
     Total                                              $1,098,464        $1,096,296        $1,040,317
------------------------------------------------------------------------------------------------------
OPERATING INCOME
  Specialty Foods                                       $  105,656        $   83,372        $   68,550
  Glassware and Candles                                     47,154            76,756            79,235
  Automotive                                                   673             7,452            12,861
  Corporate Expenses                                        (5,809)           (5,631)           (4,958)
------------------------------------------------------------------------------------------------------
     Total                                              $  147,674        $  161,949        $  155,688
------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
  Specialty Foods                                       $  186,968        $  131,657        $  133,100
  Glassware and Candles                                    253,498           253,659           260,359
  Automotive                                               108,878           126,819           122,373
  Corporate                                                 22,593            19,709            34,182
------------------------------------------------------------------------------------------------------
     Total                                              $  571,937        $  531,844        $  550,014
------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
  Specialty Foods                                       $   13,451        $    5,753        $   13,721
  Glassware and Candles                                     12,363            11,301            10,998
  Automotive                                                 4,502             7,544             9,804
  Corporate                                                    130               116               271
------------------------------------------------------------------------------------------------------
     Total                                              $   30,446        $   24,714        $   34,794
------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
  Specialty Foods                                       $    9,698        $    7,927        $    7,601
  Glassware and Candles                                     16,432            16,939            18,601
  Automotive                                                 9,207             9,327             9,242
  Corporate                                                    191               147               125
------------------------------------------------------------------------------------------------------
     Total                                              $   35,528        $   34,340        $   35,569
------------------------------------------------------------------------------------------------------

(1) As is further discussed in Note 1 to the Consolidated Financial Statements, segment net sales have been restated in accordance with SAB 101 for fiscal 2001 and EITF Nos. 00-10, 00-14 and 00-22 (Issue #3) for all years presented.

Substantially all net sales and all long-lived assets are domestic.

Combined net sales from the three segments to one customer totaled approximately $124,000,000 or 11% of consolidated fiscal 2001 net sales and $112,000,000 and $109,000,000 or 10% of consolidated net sales in fiscal 2000 and 1999, respectively.

CONSOLIDATED STATEMENTS OF INCOME
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001, 2000 and 1999

                                                                   Years Ended June 30
                                                        2001               2000               1999
-------------------------------------------------------------------------------------------------------
NET SALES                                          $1,098,464,000     $1,096,296,000     $1,040,317,000
COST OF SALES                                         836,932,000        817,196,000        768,041,000
-------------------------------------------------------------------------------------------------------
GROSS MARGIN                                          261,532,000        279,100,000        272,276,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          113,858,000        117,151,000        116,588,000
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                      147,674,000        161,949,000        155,688,000
OTHER INCOME (EXPENSE):
     Interest expense                                  (1,239,000)        (1,588,000)        (2,718,000)
     Interest income and other--net                      (550,000)          (172,000)           492,000
-------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            145,885,000        160,189,000        153,462,000
TAXES BASED ON INCOME                                  55,649,000         60,925,000         58,333,000
-------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE                                               90,236,000         99,264,000         95,129,000
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAX BENEFIT OF $619,000                         (998,000)
-------------------------------------------------------------------------------------------------------
NET INCOME                                         $   89,238,000     $   99,264,000     $   95,129,000
-------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE:
     Before Cumulative Effect of Accounting Change:
       Basic and Diluted                                    $2.40              $2.51              $2.28
     Cumulative Effect of Accounting Change:
       Basic and Diluted                                     (.03)
     After Cumulative Effect of Accounting Change:
       Basic and Diluted                                    $2.37              $2.51              $2.28
-------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
     Basic                                             37,618,000         39,498,000         41,759,000
     Diluted                                           37,636,000         39,554,000         41,799,000
-------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Lancaster Colony Corporation and Subsidiaries
As of June 30, 2001 and 2000

                                                                           June 30
ASSETS                                                            2001                  2000
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                        $  4,873,000          $  2,656,000
  Receivables (less allowance for doubtful accounts,
     2001--$3,167,000; 2000--$2,395,000)                       107,895,000           118,991,000
  Inventories:
     Raw materials and supplies                                 48,435,000            43,882,000
     Finished goods and work in process                        135,952,000           131,598,000
------------------------------------------------------------------------------------------------
     Total inventories                                         184,387,000           175,480,000
  Prepaid expenses and other current assets                     20,450,000            18,768,000
------------------------------------------------------------------------------------------------
       Total current assets                                    317,605,000           315,895,000
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements                             116,661,000           113,959,000
  Machinery and equipment                                      320,477,000           299,224,000
------------------------------------------------------------------------------------------------
     Total cost                                                437,138,000           413,183,000
  Less accumulated depreciation                                263,969,000           240,799,000
------------------------------------------------------------------------------------------------
       Property, plant and equipment--net                      173,169,000           172,384,000
OTHER ASSETS:
  Goodwill (net of accumulated amortization,
     2001--$12,456,000; 2000--$10,354,000)                      73,397,000            34,553,000
  Other                                                          7,766,000             9,012,000
------------------------------------------------------------------------------------------------
          TOTAL                                               $571,937,000          $531,844,000
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Short-term bank loans                                       $  4,500,000          $  8,250,000
  Current portion of long-term debt                              1,945,000               535,000
  Accounts payable                                              41,565,000            43,690,000
  Accrued liabilities                                           44,284,000            44,000,000
------------------------------------------------------------------------------------------------
       Total current liabilities                                92,294,000            96,475,000
LONG-TERM DEBT--less current portion                             1,095,000             3,040,000
OTHER NONCURRENT LIABILITIES                                     7,346,000             6,800,000
DEFERRED INCOME TAXES                                           11,301,000            10,046,000
SHAREHOLDERS' EQUITY:
  Preferred stock--authorized 3,050,000 shares;
     Outstanding--none
  Common stock--authorized 75,000,000 shares;
     Outstanding, 2001--37,253,216; 2000--37,962,417            55,229,000            52,115,000
  Retained earnings                                            686,722,000           622,660,000
  Accumulated other comprehensive income                            99,000               115,000
------------------------------------------------------------------------------------------------
     Total                                                     742,050,000           674,890,000
  Less common stock in treasury, at cost                       282,149,000           259,407,000
------------------------------------------------------------------------------------------------
  Total shareholders' equity                                   459,901,000           415,483,000
------------------------------------------------------------------------------------------------
          TOTAL                                               $571,937,000          $531,844,000
------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001, 2000 and 1999

                                                                 Years Ended June 30
                                                    2001                2000                 1999
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                    $ 89,238,000        $  99,264,000        $ 95,129,000
  Adjustments to reconcile net income to net
       cash provided by operating activities:
     Depreciation and amortization                35,528,000           34,340,000          35,569,000
     Provision for losses on accounts
       receivable                                  2,038,000            5,081,000           1,789,000
     Deferred income taxes and other noncash
       charges                                       160,000             (121,000)         (1,225,000)
     (Gain) loss on sale of property                (420,000)              89,000            (229,000)
     Changes in operating assets and liabilities:
       Receivables                                10,653,000             (804,000)        (25,252,000)
       Inventories                                (7,232,000)          (6,059,000)          6,426,000
       Prepaid expenses and other current
          assets                                     307,000             (338,000)           (173,000)
       Accounts payable and accrued
          liabilities                             (4,060,000)          (2,922,000)         14,472,000
-----------------------------------------------------------------------------------------------------
          Net cash provided by operating
            activities                           126,212,000          128,530,000         126,506,000
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments on property additions                 (22,632,000)         (24,564,000)        (33,804,000)
  Acquisitions net of cash acquired              (49,831,000)            (400,000)         (2,075,000)
  Proceeds from sale of property                     766,000               78,000             647,000
  Other--net                                      (2,839,000)          (3,857,000)         (4,269,000)
-----------------------------------------------------------------------------------------------------
          Net cash used in investing
            activities                           (74,536,000)         (28,743,000)        (39,501,000)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term bank loans             (3,750,000)           8,250,000
  Payment of dividends                           (25,176,000)         (24,747,000)        (24,573,000)
  Purchase of treasury stock                     (22,742,000)         (75,101,000)        (66,792,000)
  Payments on long-term debt, including
     acquisition debt payoff                        (836,000)         (25,520,000)           (510,000)
  Common stock issued, including stock issued
     upon exercise of stock options                3,061,000            1,118,000             498,000
-----------------------------------------------------------------------------------------------------
          Net cash used in financing
            activities                           (49,443,000)        (116,000,000)        (91,377,000)
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash              (16,000)               9,000               8,000
-----------------------------------------------------------------------------------------------------
Net change in cash and equivalents                 2,217,000          (16,204,000)         (4,364,000)
Cash and equivalents at beginning of year          2,656,000           18,860,000          23,224,000
-----------------------------------------------------------------------------------------------------
Cash and equivalents at end of year             $  4,873,000        $   2,656,000        $ 18,860,000
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001, 2000 and 1999

                                                                           Accumulated
                                      Common Stock                            Other
                                      Outstanding            Retained     Comprehensive     Treasury
                                  Shares       Amount        Earnings        Income          Stock
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998          42,753,488   $50,392,000   $477,587,000     $ 98,000      $117,514,000
------------------------------------------------------------------------------------------------------
  Net income                                                 95,129,000
  Cash dividends--common stock
     ($.59 per share)                                       (24,573,000)
  Purchase of treasury shares   (2,226,800)                                                 66,792,000
  Shares issued upon exercise
     of stock options
     including related tax
     benefits                       21,108       520,000
  Translation adjustment                                                       8,000
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999          40,547,796    50,912,000    548,143,000      106,000       184,306,000
------------------------------------------------------------------------------------------------------
  Net income                                                 99,264,000
  Cash dividends--common stock
     ($.63 per share)                                       (24,747,000)
  Purchase of treasury shares   (2,631,032)                                                 75,101,000
  Shares issued upon exercise
     of stock options
     including related tax
     benefits                       45,653     1,203,000
  Translation adjustment                                                       9,000
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2000          37,962,417    52,115,000    622,660,000      115,000       259,407,000
------------------------------------------------------------------------------------------------------
  Net income                                                 89,238,000
  Cash dividends--common stock
     ($.67 per share)                                       (25,176,000)
  Purchase of treasury shares     (826,379)                                                 22,742,000
  Shares issued upon exercise
     of stock options
     including related tax
     benefits                      117,178     3,114,000
  Translation adjustment                                                     (16,000)
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2001          37,253,216   $55,229,000   $686,722,000     $ 99,000      $282,149,000
------------------------------------------------------------------------------------------------------

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

CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in other accrued liabilities and totaled $4,969,000 and $3,621,000 as of June 30, 2001 and 2000, respectively.

PROPERTY, PLANT AND EQUIPMENT
The Company uses the straight-line method of computing depreciation for financial reporting purposes based on the estimated useful lives of the corresponding assets. Estimated useful lives for buildings and improvements range from three to forty-five years while machinery and equipment range from three to twenty years. For tax purposes, the Company generally computes depreciation using accelerated methods.

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

REVENUE RECOGNITION
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", which effectively summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result, the Company adopted a change in the method of accounting for shipments to customers and cumulatively applied this change as if it had occurred on July 1, 2000. Historically, net sales and related cost of sales were recognized upon shipment of the products. Under the new accounting method, the Company recognizes net sales and related cost of sales at the time of shipment of the products, or at the time when all substantial risks of ownership change, if later. The effect of the change was a one-time charge of $998,000 (net of tax benefit of $619,000), or approximately $.03 per share, which is reflected as a cumulative effect of an accounting change in the fiscal 2001 income statement. Net sales are recorded net of estimated sales discounts and returns.

SALES INCENTIVES
In May 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on EITF Issue No. 00-14 "Accounting for Certain Sales Incentives" ("EITF 00-14"). The EITF concluded that certain consumer and trade sales promotion expenses should be classified as a reduction of sales rather than as marketing expenses. Similar to many consumer packaged goods companies, the Company has historically classified such expenses as marketing expenses within selling, general and administrative expenses. The new EITF guidance was effective and adopted during the Company's fourth quarter of fiscal 2001.

In September 2000, the EITF issued EITF Issue No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future"
("EITF 00-22"). EITF 00-22 addresses, among other issues, how a vendor should account for an offer to a customer to rebate or refund a specified amount of cash that is redeemable only if a customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period. At the January 2001 meeting, the EITF reached a consensus on this Issue (Issue #3) that a vendor should recognize a cash rebate or refund obligation as a reduction of revenue. This guidance was effective and adopted during the Company's third quarter of fiscal 2001.

The adoption of EITF 00-14 and 00-22 (Issue #3) had no impact on the Company's net income and all applicable expenses have been reclassified from selling to net sales for all years presented to conform with the new presentation requirements.

SHIPPING AND HANDLING COSTS
In September 2000, the EITF reached a final consensus on EITF Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 addresses the accounting for shipping and handling costs billed to customers and prohibits the netting of such costs against related revenue. This guidance was effective and adopted during the Company's fourth quarter of fiscal 2001. The adoption of EITF 00-10 had no impact on the Company's net income and all applicable expenses have been reclassified from net sales to cost of sales for all years presented to conform with the new presentation requirements.

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

CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, trade accounts receivable and debt. The carrying amounts of these financial instruments approximates fair value. The Company places its cash equivalents with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentration of credit risk with respect to trade accounts receivable is limited by the Company having a large and diverse customer base.

BUSINESS SEGMENTS
The business segments information for 2001, 2000 and 1999 included on pages 14 and 15 of this Annual Report is an integral part of these financial statements.

COMPREHENSIVE INCOME
The only component of other comprehensive income for the Company is foreign currency translation adjustments for which there is no related income tax effect. The difference from net income is immaterial in relation to the Company's financial statements for the fiscal years ended June 30, 2001, 2000 and 1999.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the current year presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS
In July 2001, the FASB issued two pronouncements, Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", relating to the accounting for goodwill and other intangible assets associated with business combinations. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization for goodwill or intangibles with indefinite lives and requires at least annual assessments for impairment. The amortization provisions apply immediately to goodwill and intangible assets acquired after June 30, 2001 and will apply upon adoption of SFAS No. 142 in the first quarter of fiscal 2003 for goodwill and intangible assets recorded on the books at June 30, 2001. In the quarter of adoption, the Company will perform the first of the required impairment tests of goodwill and intangible assets. Any initial adjustments relating to impairment will be accounted for as a cumulative change in accounting in the year of adoption. Management has not yet completed its analysis of these Statements as to their impact on the Company's financial statements and disclosures.

In early 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". The implementation of the guidance under the EITF is required no later than the Company's third quarter of fiscal 2002. The adoption of this guidance may require the Company to reclassify certain costs currently included in selling, general and administrative expense to a reduction in net sales. Management is currently evaluating the applicability of this guidance to the Company's practices and, while the adoption has no effect on net income, is presently unable to reasonably estimate the effect, if any, of its adoption.

2. ACQUISITIONS

During March 2001, the Company acquired the operating assets of Ausmac Inc., producer of Mamma Bella brand specialty frozen breads, for cash of $15,257,000, net of cash acquired. During September 2000, the Company acquired all of the outstanding stock of Sister Schubert's Homemade Rolls, Inc., a manufacturer and marketer of frozen, partially baked yeast rolls and related products. The Company paid cash of $34,574,000, net of cash acquired, for this acquisition and such purchase price is subject to additional adjustment based largely on the future annual level of Sister Schubert's earnings, as defined, that will be attained through calendar 2003. During January 2000, the Company acquired certain assets of a glass container distributor for cash of approximately $400,000. During October 1998, the Company acquired certain assets of an automobile floor mat manufacturer, for cash of approximately $2,075,000.

These acquisitions were accounted for under the purchase method of accounting and the non-cash aspects have been excluded from the accompanying Consolidated Statements of Cash Flows. The results of operations of these entities have been included in the consolidated financial statements from the dates of acquisition and are immaterial in relation to the consolidated totals.

3. INVENTORIES

Inventories are valued at the lower of cost or market. Inventories which comprise approximately 21% and 22% of total inventories at June 30, 2001 and 2000, respectively, are costed on a last-in, first-out ("LIFO") basis. Inventories which are costed by various other methods approximate actual cost on a first-in, first-out ("FIFO") basis. If the FIFO method (which approximates current cost) of inventory accounting had been used for inventories costed on a LIFO basis, these inventories would have been $17,976,000 and $17,315,000 higher than reported at June 30, 2001 and 2000, respectively.

It is not practicable to segregate work in process from finished goods inventories. Management estimates, however, that work in process inventories amount to approximately 9% and 10% of the combined total of finished goods and work in process inventories at June 30, 2001 and 2000, respectively.

4. SHORT-TERM BORROWINGS

The Company has the ability to borrow up to $125,000,000 under the terms of an unsecured revolving credit facility. The facility expires in February 2004 and contains certain representations, warranties, covenants and conditions customary to credit facilities of this nature. Under terms of the agreement, certain financial ratios influence the extent of the Company's all-in borrowing costs, including interest and ongoing facility fees. This facility largely replaced discretionary commercial bank credit lines that were previously made available. At June 30, 2001, the Company was in compliance with all provisions of the facility and there were no amounts outstanding under the facility. At June 30, 2000, the Company had outstanding borrowings totaling $8,250,000 against a $20,000,000 revolving credit facility which expired in fiscal 2001. The weighted average interest rate on these borrowings was 6.8%.

As of June 30, 2001, 2000 and 1999, the Company had lines of credit for short-term borrowings from various banks of $25,000,000, $70,000,000 and $95,000,000, respectively. The lines of credit have been granted at the discretion of the lending banks and, generally, are subject to periodic review. As of June 30, 2001, the Company had short-term borrowings outstanding of $4,500,000 under such an arrangement with a weighted average interest rate of 4.2%.

5. ACCRUED LIABILITIES

Accrued liabilities at June 30, 2001 and 2000 are composed of:

(DOLLARS IN THOUSANDS)                                         2001             2000
--------------------------------------------------------------------------------------
Accrued compensation and employee benefits                    $28,640          $29,902
Accrued marketing and distribution                              7,480            7,208
Income and other taxes                                          2,035              890
Other                                                           6,129            6,000
--------------------------------------------------------------------------------------
Total accrued liabilities                                     $44,284          $44,000
--------------------------------------------------------------------------------------

6. LONG-TERM DEBT

Long-term debt (including current portion) at June 30, 2001 and 2000 consists of:

(DOLLARS IN THOUSANDS)                                         2001             2000
-------------------------------------------------------------------------------------
Obligations with various industrial development
  authorities--collateralized by real estate and
  equipment--floating rate due in installments to December
  1, 2005                                                     $3,040           $3,575
-------------------------------------------------------------------------------------
Total                                                          3,040            3,575
Less current portion                                           1,945              535
-------------------------------------------------------------------------------------
Long-term debt                                                $1,095           $3,040
-------------------------------------------------------------------------------------

No material debt was assumed for the purchase of property additions in 2001, 2000 and 1999. Cash payments for interest (including interest paid on short-term borrowings) were $1,248,000, $2,511,000 and $2,722,000 for 2001, 2000 and 1999,
respectively. At June 30, 2001, the Company met or exceeded various covenant requirements related to the outstanding debt.

Long-term debt matures as follows:

(DOLLARS IN THOUSANDS)
----------------------------------------------------------------------------
Year ending June 30:
  2002                                                                $1,945
  2003                                                                   255
  2004                                                                   265
  2005                                                                   280
  2006                                                                   295
----------------------------------------------------------------------------
     Total                                                            $3,040
----------------------------------------------------------------------------

7. INCOME TAXES

The Company and its domestic subsidiaries file a consolidated Federal income tax return. Taxes based on income for the years ended June 30, 2001, 2000 and 1999, have been provided as follows:

(DOLLARS IN THOUSANDS)                                       2001             2000             1999
-----------------------------------------------------------------------------------------------------
Currently payable:
  Federal                                                   $48,646          $53,623          $53,245
  State and local                                             6,755            7,142            6,420
-----------------------------------------------------------------------------------------------------
Total current provision                                      55,401           60,765           59,665
Deferred Federal, state and local (credit) provision           (371)             160           (1,332)
-----------------------------------------------------------------------------------------------------
Total taxes based on income                                 $55,030          $60,925          $58,333
-----------------------------------------------------------------------------------------------------

Tax expense resulting from allocating certain tax benefits directly to common stock totaled $53,000, $85,000 and $22,000 for 2001, 2000 and 1999,
respectively. The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                              2001           2000           1999
-------------------------------------------------------------------------------------------------
Statutory rate                                                35.0%          35.0%          35.0%
State and local income taxes                                   3.0%           2.9%           2.9%
Other                                                          0.1%           0.1%           0.1%
-------------------------------------------------------------------------------------------------
Effective rate                                                38.1%          38.0%          38.0%
-------------------------------------------------------------------------------------------------

Deferred income taxes recorded in the Consolidated Balance Sheets at June 30, 2001 and 2000 consist of the following:

(DOLLARS IN THOUSANDS)                                          2001            2000
--------------------------------------------------------------------------------------
Deferred tax assets (liabilities):
  Inventories                                                 $  6,928        $  6,389
  Employee medical and other benefits                            7,890           7,336
  Receivable and other valuation allowances                      3,878           3,468
  Other accrued liabilities                                      3,218           3,606
--------------------------------------------------------------------------------------
Total deferred tax assets                                       21,914          20,799
--------------------------------------------------------------------------------------
Total deferred tax liabilities--property and other             (16,215)        (14,845)
--------------------------------------------------------------------------------------
Net deferred tax asset                                        $  5,699        $  5,954
--------------------------------------------------------------------------------------

Net current deferred tax assets totaled approximately $17,000,000 and $16,000,000 for 2001 and 2000, respectively, and were included in prepaid expenses and other current assets. Cash payments for income taxes were $54,008,000, $63,862,000 and $51,119,000 for 2001, 2000 and 1999, respectively.

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

In May 2000, the Company's Board of Directors approved a share repurchase authorization of 3,000,000 shares of which approximately 2,600,000 remained authorized for future purchase as of June 30, 2001.

9. STOCK OPTIONS

Under the terms of the 1995 Key Employee Stock Option Plan ("Plan") approved by the shareholders in November 1995, the Company has reserved 3,000,000 common shares for issuance to qualified key employees. All options granted under the Plan are exercisable at prices not less than fair market value as of the date of grant. At June 30, 2001, 2,238,092 shares were available for future grants under the Plan. In general, options granted under the Plan vest immediately and have a maximum term of 10 years. Both reserved common shares and shares available for future grants have been restated to reflect the stock split in January 1998.

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

The following summarizes for each of the three years in the period ended June 30, 2001 the activity relating to stock options granted under the 1995 Plan mentioned above as well as those granted under a separate plan that expired in May 1995:

                                             2001                  2000                 1999
----------------------------------------------------------------------------------------------------
                                                 WEIGHTED             WEIGHTED              WEIGHTED
                                       NUMBER    AVERAGE    NUMBER    AVERAGE     NUMBER    AVERAGE
                                         OF      EXERCISE     OF      EXERCISE      OF      EXERCISE
                                       SHARES     PRICE     SHARES     PRICE      SHARES     PRICE
----------------------------------------------------------------------------------------------------
Outstanding at beginning of period     380,946    $26.98    430,149    $26.75     277,986    $27.78
  Exercised                           (117,178)    26.12    (45,653)    24.54     (21,108)    23.62
  Granted                              370,250     29.52                          293,350     27.15
  Forfeited                           (155,688)    28.08     (3,550)    27.13    (120,079)    30.85
----------------------------------------------------------------------------------------------------
Outstanding at end of the period       478,330    $28.80    380,946    $26.98     430,149    $26.75
----------------------------------------------------------------------------------------------------
Exercisable at end of period           417,569    $29.29    294,437    $27.46     318,449    $27.32
----------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during fiscal years 2001 and 1999 were $6.96 and $5.27 per share, respectively.

The following table summarizes information about the options outstanding at June 30, 2001:

                              OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------------------------------------------------------   ------------------------------
                                                           WEIGHTED AVERAGE
                                                       ------------------------
                                                         REMAINING
                          RANGE OF         NUMBER       CONTRACTUAL    EXERCISE     NUMBER      WEIGHTED AVERAGE
GRANT YEARS            EXERCISE PRICES   OUTSTANDING   LIFE IN YEARS    PRICE     EXERCISABLE    EXERCISE PRICE
-------------------------------------------------------------------------------   ------------------------------
1993 and 1995           $17.06-$22.25       36,330         3.47         $22.03        9,366          $21.41
1997                           $30.75       37,500          .59         $30.75       37,500          $30.75
1999 and 2001           $27.13-$32.45      404,500         4.57         $29.22      370,703          $29.34
----------------------------------------------------------------------------------------------------------------

The fair value of the options presented above was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for options granted in 2001 and 1999, respectively: risk free interest rate of 5.52% and 5.77%; dividend yield of 2.03% and 1.7%; volatility factor of the expected market price of the Company's common stock of 33.71% and 27.39%; and a weighted average expected option life of 2.59 and 2.71 years.

Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

(DOLLARS IN THOUSANDS EXCEPT PER SHARE FIGURES)                  2001           2000           1999
-----------------------------------------------------------------------------------------------------
Net income                                   As reported        $89,238        $99,264        $95,129
                                             Pro forma          $88,434        $99,078        $94,555
Earnings per Share:
  Basic and Diluted                          As reported        $  2.37        $  2.51        $  2.28
  Basic                                      Pro forma          $  2.35        $  2.51        $  2.26
  Diluted                                    Pro forma          $  2.35        $  2.50        $  2.26
-----------------------------------------------------------------------------------------------------

10. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company and certain of its operating subsidiaries provide multiple defined benefit pension and postretirement medical and life insurance benefit plans. Benefits under the defined benefit pension plans are primarily based on negotiated rates and years of service and cover the union workers at such locations. The Company contributes to these pension plans at least the minimum amount required by regulation or contract. The Company recognizes the cost of postretirement medical and life insurance benefits as the employees render service. Benefits are funded as incurred.

Relevant information with respect to these defined benefit pension and postretirement medical and life insurance benefits as of June 30, can be summarized as follows:

                                                                                           OTHER
                                                          PENSION BENEFITS        POSTRETIREMENT BENEFITS
(DOLLARS IN THOUSANDS)                                   2001         2000          2001           2000
----------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                 $27,975      $28,273       $ 2,657        $ 2,757
Service cost                                                610          625           128            111
Interest cost                                             2,009        1,954           193            199
Amendments                                                  756
Actuarial loss (gain)                                       296         (804)          (63)          (125)
Prior service cost                                                                    (104)
Benefits paid                                            (2,241)      (2,073)         (165)          (285)
----------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        29,405       27,975         2,646          2,657
----------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year           32,881       35,066
Actual return on plan assets                                975         (177)
Employer contribution                                       518           65           165            286
Benefits paid                                            (2,241)      (2,073)         (165)          (286)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 32,133       32,881
----------------------------------------------------------------------------------------------------------
Funded status                                             2,728        4,906        (2,646)        (2,657)
Unrecognized net actuarial (gain)                        (1,541)      (3,788)         (774)          (743)
Unrecognized prior service cost (asset)                   3,114        2,598          (104)
Unrecognized net transition obligation                      114          146
----------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                          $ 4,415      $ 3,862       $(3,524)       $(3,400)
----------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30
----------------------------------------------------------------------------------------------------------
Discount rate                                              7.25%        7.60%         7.25%          7.60%
Expected return on plan assets                             9.00%        9.00%
----------------------------------------------------------------------------------------------------------

For measurement purposes, annual increases in medical costs for fiscal 2001 are assumed to total approximately 6% per year and gradually decline to 5% by approximately the year 2003 and remain level thereafter. Annual increases in medical costs for fiscal 2000 were assumed to total approximately 6.5% per year and gradually decline to 5% by approximately the year 2003 and remain level thereafter.

                                                                                          OTHER
                                                      PENSION BENEFITS           POSTRETIREMENT BENEFITS
(DOLLARS IN THOUSANDS)                           2001       2000       1999      2001     2000     1999
--------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                    $   610    $   625    $   491    $128     $111     $109
Interest cost                                     2,009      1,954      1,851     193      199      192
Expected return on plan assets                   (2,871)    (3,072)    (3,056)
Amortization of unrecognized net gain               (54)      (203)      (202)    (31)     (25)     (11)
Amortization of prior service cost                  240        199        200
Amortization of unrecognized net obligation
  existing at transition                             31         32         31
--------------------------------------------------------------------------------------------------------
Net periodic benefit cost (benefit)             $   (35)   $  (465)   $  (685)   $290     $285     $290
--------------------------------------------------------------------------------------------------------

The majority of the pension plan assets are invested in bonds, short-term investments and common stock including shares of the Company's common stock with a market value of $4,601,000 and $2,721,000 as of June 30, 2001 and 2000,
respectively.

Assumed health care cost rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effect:

                                                              1-PERCENTAGE-POINT      1-PERCENTAGE-POINT
(DOLLARS IN THOUSANDS)                                             INCREASE                DECREASE
--------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components              $ 30                   $ (26)
Effect on postretirement benefit obligation as of June 30,
  2001                                                               $150                   $(132)
--------------------------------------------------------------------------------------------------------

The Company and certain of its subsidiaries also participate in multiemployer plans that provide pension and postretirement health and welfare benefits to the union workers at such locations. The Company's contributions required by its participation in the multiemployer plans totaled $3,277,000, $2,920,000 and $2,904,000 in 2001, 2000 and 1999, respectively.

During fiscal 1998, the Company adopted the Lancaster Colony Corporation 401(k) Profit Sharing Plan and Trust ("401(k) Plan"). In general, the 401(k) Plan extends participation to all domestic employees, except those covered by a collective bargaining agreement. The Company's contribution is 40% of the participant's contribution up to a maximum of 4% of the participant's annual compensation and is funded annually at the end of the 401(k) Plan year, December
31. The funds are invested in mutual funds with the exception of the Company contribution which is invested in Company stock. The Company's 401(k) Plan contributions totaled approximately $815,000, $811,000 and $800,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

The Company also sponsors an Employee Stock Ownership Plan ("ESOP"). Effective January 1, 1998, the ESOP was frozen and all benefit accruals under and further contributions to the ESOP ceased. All participants in the ESOP at that time were immediately 100% vested. The Company has no further obligation to the ESOP.

11. COMMITMENTS

The Company has operating leases with initial noncancelable lease terms in excess of one year, covering the rental of various facilities and equipment, which expire at various dates through fiscal 2011. Certain of these leases contain renewal options, some provide options to purchase during the lease term and some require contingent rentals based on usage. The future minimum rental commitments due under these leases are summarized as follows (in thousands):
2002--$4,728; 2003--$3,924; 2004--$3,010; 2005--$1,907; 2006--$1,016;
thereafter--$2,142.

Total rent expense, including short-term cancelable leases, during fiscal years ended June 30, 2001, 2000 and 1999 is summarized as follows:

(DOLLARS IN THOUSANDS)                                         2001            2000            1999
----------------------------------------------------------------------------------------------------
Operating leases:
  Minimum rentals                                             $4,866          $4,427          $4,745
  Contingent rentals                                             340             452             328
Short-term cancelable leases                                   3,256           2,696           2,271
----------------------------------------------------------------------------------------------------
     Total                                                    $8,462          $7,575          $7,344
----------------------------------------------------------------------------------------------------

12. CONTINGENCIES AND ENVIRONMENTAL MATTERS

At June 30, 2001, the Company is a party to various legal and environmental matters which have arisen in the ordinary course of business. Such matters did not have a material adverse effect on the current year results of operations and, in the opinion of management, their ultimate disposition will not have a material adverse effect on the Company's Consolidated Financial Statements.

A lawsuit was filed against a subsidiary of the Company in late June 2001 asserting that the subsidiary received approximately $16 million in preferential payments prior to the January 2000 bankruptcy of a former customer. An answer to this claim was filed in July 2001 denying liability. The Company is also in receipt of informal notice regarding certain other, but less significant, claims from the same former customer including those involving two other subsidiaries of the Company. Management believes that it has substantial and meritorious defenses with respect to these matters and that the ultimate liability for this claim, while difficult to predict, will be significantly less than the originally asserted amount. Based upon management's best estimate of the range of potential exposure, approximately $1,000,000 has been accrued at June 30, 2001. Although there can be no assurance as to the outcome of these matters, management believes that its resolution will not have a material impact on the Company's financial position, but could have a material impact on interim or annual results of operations.

INDEPENDENT AUDITORS' REPORT
To the Directors and Shareholders of Lancaster Colony Corporation

We have audited the accompanying consolidated balance sheets of Lancaster Colony Corporation and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lancaster Colony Corporation and its subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Columbus, Ohio
August 22, 2001

SELECTED QUARTERLY FINANCIAL DATA
Lancaster Colony Corporation and Subsidiaries
For the Years Ended June 30, 2001 and 2000

                                                                     Diluted
                                                                    Earnings
                                               Income               Per Share
                                               Before                 Before
                                             Cumulative             Cumulative
                                              Effect of              Effect of    Diluted                      Dividends
(Thousands Except      Net         Gross     Accounting     Net     Accounting   Earnings     Stock Prices       Paid
Per Share Figures)   Sales(2)    Margin(2)     Change     Income      Change     Per Share    High     Low     Per Share
------------------------------------------------------------------------------------------------------------------------
2001(1)
FIRST QUARTER        $  262,045   $ 61,900     $21,247     $20,249     $ .56       $ .53     $26.25   $20.63     $.16
SECOND QUARTER          312,569     78,708      29,853      29,853       .79         .79      28.38    22.88      .17
THIRD QUARTER           268,139     60,802      19,070      19,070       .51         .51      31.88    26.25      .17
FOURTH QUARTER          255,711     60,122      20,066      20,066       .54         .54      34.48    27.44      .17
------------------------------------------------------------------------------------------------------------------------
    YEAR             $1,098,464   $261,532     $90,236     $89,238     $2.40       $2.37     $34.48   $20.63     $.67
------------------------------------------------------------------------------------------------------------------------
2000
First quarter        $  258,582   $ 64,693     $22,573     $22,573     $ .56       $ .56     $36.94   $29.00     $.15
Second quarter          320,216     85,558      33,120      33,120       .83         .83      37.00    29.50      .16
Third quarter           261,451     64,603      20,102      20,102       .51         .51      34.75    26.56      .16
Fourth quarter          256,047     64,246      23,469      23,469       .61         .61      32.00    18.50      .16
------------------------------------------------------------------------------------------------------------------------
    Year             $1,096,296   $279,100     $99,264     $99,264     $2.51       $2.51     $37.00   $18.50     $.63
------------------------------------------------------------------------------------------------------------------------

(1) Reflects, in 2001, the impact of adopting the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

(2) Net Sales and Gross Margin reflect accounting reclassifications in accordance with adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue Nos. 00-10, Accounting for Shipping and Handling Fees and Costs, 00-14, Accounting for Certain Sales Incentives and 00-22 (Issue #3), Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.

Lancaster Colony common stock trades on The Nasdaq Stock Market(R) under the symbol LANC. Stock prices were provided by The Nasdaq Stock Market(R). The number of shareholders as of September 17, 2001 was approximately 9,000. The highest and lowest prices for the Company's common stock from July 1, 2001 to September 17, 2001 were $34.96 and $29.28.